Exhibit 99.1
CAMECO CORPORATION
2008 MANAGEMENT’S DISCUSSION & ANALYSIS (MD&A)
FEBRUARY 16, 2009
This management’s discussion and analysis (MD&A) reflects information known to management as at February 16, 2009. This MD&A is intended to supplement and complement our audited consolidated financial statements and notes thereto for the year ended December 31, 2008, prepared in accordance with Canadian generally accepted accounting principles (GAAP) (collectively, our financial statements). We also prepare a reconciliation of our Canadian GAAP annual financial statements to US GAAP, which is filed with securities regulatory authorities. You are encouraged to review our financial statements in conjunction with your review of this MD&A. Additional information relating to the company, including our most current annual information form, is available on SEDAR at sedar.com. All dollar amounts are in Canadian dollars, unless otherwise specified. The financial information in this MD&A has been prepared in accordance with Canadian GAAP, unless otherwise indicated. In addition, we use non-GAAP financial measures as supplemental indicators of our operating performance and financial position. We use these non-GAAP financial measures internally for comparing actual results from one period to another, as well as for planning purposes. We have historically reported non-GAAP financial results as supplemental information, as we believe their use provides more insight into our performance. When non-GAAP measures are used in this MD&A, they are clearly identified as a non-GAAP measure and reconciled to the most closely corresponding GAAP measure. All sensitivity analysis discussions in this MD&A address the potential impact of changes to the variables discussed for the full 2009 year.
Statements contained in this MD&A, which are not current statements or historical facts, are forward-looking statements that are based on a number of assumptions and estimates believed to be reliable but involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For more detail on these factors, see the section titled “Caution Regarding Forward-Looking Information and Statements” in this MD&A.

The following is a list of the key sections of this MD&A.

EXECUTIVE SUMMARY		3

1.0	OUR BUSINESSES, OBJECTIVES & STRATEGIES	5

	Our Businesses	5
	Our Objectives and Strategies	7

2.0	THE NUCLEAR ENERGY, URANIUM AND FUEL SERVICES INDUSTRIES	7

	Nuclear Energy Trends	7
	The Uranium Industry	12
	The Fuel Services Industry	16

3.0	OUR KEY PERFORMANCE DRIVERS, BUSINESS STRATEGIES AND CAPABILITIES TO DELIVER RESULTS	18

	Our Uranium Business	18
	Our Fuel Services Business	38
	Foreign Exchange	43

4.0	OUR PERFORMANCE AND OUTLOOK	45

	2008 Consolidated Financial Results	45
	2008 Uranium Business Financial Results	49
	2008 Fuel Services Business Financial Results	51
	2008 Nuclear Electricity Generation Business Results	52
	2008 Gold Business Results	54
	Outlook for 2009	56
	2008 Fourth Quarter Consolidated Results	63
	2008 Fourth Quarter Business Segment Financial Results	65
	Liquidity and Capital Resources	69
	Outstanding Share Data	73

5.0	OUR MINERAL RESERVES AND RESOURCES	74

	Mineral Reserves and Resources	74

6.0	OUR RISKS AND RISK MANAGEMENT, PLUS CONTROLS AND PROCEDURES AND CRITICAL ACCOUNTING ESTIMATES	80

	Risks and Risk Management	80
	Controls and Procedures	97
	Critical Accounting Estimates	97
	New Accounting Pronouncements	98
	Use of Non-GAAP Financial Measures	100

QUALIFIED PERSONS		101

CAUTION REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS		101

ADDITIONAL INFORMATION		103

EXECUTIVE SUMMARY

($Cdn millions)	2008	2007	% Change
Revenue	2,859	2,310	24

Net earnings	450	416	8

Earnings per share (EPS) — basic ($)	1.29	1.18	9

Adjusted net earnings[1]	589	572	3

EPS — adjusted and diluted ($)[1]	1.67	1.54	8

Cash provided by operations[2]	708	801	(12)

Uranium production (millions of pounds U3O8)	17.0	19.8	(14)

Uranium sales (millions of pounds U3O8)	34.1	30.2	13

Average realized price ($US/lb)	39.52	37.47	5

Average realized price ($Cdn/lb)	43.91	41.68	5

Vision and Strategy
Cameco’s vision is to be a dominant nuclear energy company producing uranium fuel and generating clean electricity. Our key strategy to deliver this vision is to sustain and grow uranium production in a way that is safe, clean, cost-effective and community supported, with a profitably integrated fuel services business.
Consolidated Financial Performance in 2008
Cameco had record adjusted net earnings1 of $589 million in 2008, 3% higher than adjusted net earnings of $572 million in 2007. We enjoyed record consolidated revenues of nearly $2.9 billion, 24% higher than the previous record of $2.3 billion achieved in 2007. Cash provided by operations in 2008 of $708 million, was down 12% from the record $801 million reached in 2007. This decrease of $93 million was mainly attributable to the higher working capital requirements in 2008.
Key Achievements, Developments and Challenges in 2008
Achievements
•	Cameco acquired a 70% interest in Kintyre, an advanced exploration project in Australia, to further our strategy to expand our portfolio of uranium assets. If successfully developed, Kintyre will add potential for open pit production and offers geographic diversification.

•	Cameco also acquired a 24% interest in Global Laser Enrichment (GLE) based in North Carolina. GLE is developing a third-generation uranium enrichment process using laser technology. This investment extends our involvement in the nuclear fuel cycle.

1	Net earnings for the years ended December 31, 2007 and 2008 have been adjusted to exclude a number of items. Adjusted net earnings and adjusted EPS are non-GAAP measure. See “Use of Non-GAAP Financial Measures” in this MD&A for a description and reconciliation to GAAP.

2	Including changes in working capital.

Developments
•	Despite supply shortages, construction and development of the Inkai project in Kazakhstan advanced and we expect to declare commercial production in 2009.

•	At the McArthur River mine, the transition to new mining areas continued with production expected to begin in 2009 and 2010.
Challenges
•	During the year, our operating mines and mills experienced several production challenges. The challenges were largely related to reagent supply and aging infrastructure. We have addressed the issues affecting 2008 production and, over the next several years, plan to continue refurbishing our asset base to ensure their long-term, efficient operation.

•	In September, the Port Hope UF6 plant was restarted upon completion of a year-long rehabilitation program. However, operations were suspended at the end of November because we were unable to resolve a contract dispute with our sole supplier of hydrofluoric acid. Because of contract negotiations and logistical issues, supply arrangements are not expected to be established before mid-2009, with production resuming thereafter.

•	Cigar Lake rehabilitation continued. The original water inflow area was successfully sealed and dewatering of the mine began in the summer of 2008. However, in August a new inflow occurred, causing dewatering to be suspended. The location of this inflow has been identified on the 420 metre level, and preparation for sealing of the inflow area is underway. It is expected to take most of 2009.
Uranium Industry Fundamentals
Cameco remains optimistic about the prospects for nuclear energy around the world. Nuclear energy is widely recognized as a critical component of the solution to global environmental issues and concerns about energy security. We noted the following during 2008:
•	In the global fleet of existing reactors, modest capacity growth continues with ongoing improvements in capacity factors, plant power uprates, and plant life extensions.

•	New-build projects continue to be announced in current nuclear power jurisdictions and also in the developing world, with some countries such as China, Russia and India pursuing aggressive construction programs. However, the current financial crisis may slow or delay the new build program.

•	The NEI reported that in 2007, US nuclear power plants continued to enjoy the lowest average direct costs of 1.76 cents (US) per kilowatt hour, for baseload, non-hydro, electricity production.

•	Despite the significant decrease in the uranium price since the beginning of 2008, the long-term uranium market fundamentals remain positive as:
•	Worldwide production continues to be outstripped by demand.

•	Demand that could not be satisfied through mine production was met by the consumption of various secondary supplies, including those of the Russian and US governments. The large majority of these secondary supplies are finite and additional primary production is required to meet future reactor requirements.

1.0	OUR BUSINESSES, OBJECTIVES & STRATEGIES
Our Businesses
Cameco is involved in four business segments:
•	uranium,

•	fuel services,

•	nuclear electricity generation, and

•	gold.
In 2008, we extended our involvement in the nuclear fuel cycle with an investment in the development of a third-generation uranium enrichment process. Testing of the innovative technology is planned to begin in mid-2009.
The only significant commercial use for uranium is to fuel nuclear power plants for the generation of electricity. In recent years, nuclear plants generated about 15% of the world’s electricity.
The major stages in the production of nuclear fuel are uranium exploration, mining and milling, refining and conversion, enrichment and fuel fabrication. Once a commercial uranium deposit is discovered and mineral reserves delineated, regulatory approval to mine is sought. Following regulatory approval, the mine is developed, and ore is extracted and processed at a mill to produce uranium concentrates. Mining companies sell uranium concentrates to nuclear electricity generating companies around the world on the basis of the amount of uranium (U3O8) contained in the concentrates. These utilities then contract with converters, enrichers and fuel fabricators to produce the required reactor fuel.
Uranium
Cameco is one of the world’s largest uranium producers, accounting for approximately 15% of the world’s production in 2008 with about 500 million pounds of proven and probable mineral reserves of uranium. We have controlling ownership of the world’s largest high-grade uranium mineral reserves and low-cost operations located in northern Saskatchewan. Cameco operates four mines located in Canada and the United States, and has two mines under development, one in Canada and the other in Kazakhstan.
Fuel Services
The company is an integrated uranium fuel supplier with refining facilities at Blind River and fuel services facilities (conversion and fuel manufacturing) at Port Hope and Cobourg, all located in Ontario, Canada.
The Blind River facility refines uranium concentrates into uranium trioxide (UO3), an intermediate product in the uranium conversion process. Our Port Hope conversion services plants chemically change the form of the UO3 to either uranium hexafluoride (UF6) or uranium dioxide (UO2). The Port Hope UF6 plant has the licensed capacity to produce about 20% of the world’s annual requirements of UF6 used in making fuel for light water reactors. In 2005, Cameco signed a toll-conversion agreement to acquire UF6 conversion services from Springfields Fuels Ltd. (SFL) in Lancashire, United Kingdom. Under the 10-year agreement, SFL will annually convert a base quantity of up to 5 million kilograms of uranium (kgU) as UO3 to UF6 for Cameco. This arrangement increases our UF6 conversion capacity by 40%. In addition, Port Hope is the world’s only commercial producer of natural UO2, the fuel used by all Canadian-designed Candu reactors.
Cameco manufactures fuel bundles for use in Candu reactors and participates in all stages (from uranium exploration and production to fuel fabrication) of the Candu nuclear fuel cycle.
Enrichment
On June 20, 2008, Cameco entered an agreement with entities owned and controlled by General Electric (GE) and Hitachi Ltd. whereby we provided $124 million (US) in cash and issued a promissory note in the amount of $73 million (US) to acquire a 24% interest in Global Laser Enrichment LLC (GLE), a uranium enrichment development company based in Wilmington, North Carolina. The promissory note represents Cameco’s support for future development of the business. The remainder of GLE is owned indirectly by GE (51%) and Hitachi Ltd. (25%). We do not expect to incur further development and commercialization expenditures before 2010. GLE is developing a third-generation uranium enrichment process using laser technology to commercially enrich uranium for nuclear power plants. In 2009, the test loop phase is planned. This is the next important milestone for the technology, which is intended to verify performance and reliability data necessary to support the construction of a commercial-scale enrichment facility. In June 2008, when the agreement was announced, GLE expected to achieve commercial production in 2013. GLE will be responsible for marketing all the enrichment services from this plant. The target annual capacity of the proposed commercial facility is between 3.5 and 6.0 million separative work units.
Uranium enrichment is a key step in the process of producing fuel for light water nuclear power plants. Naturally occurring uranium is made up of two isotopes, approximately 99.3% U-238 and 0.7% U-235. Uranium enrichment is the process that increases the U-235 concentration from 0.7%. Most commercial reactors require uranium fuel to have a U-235 content of 3% to 5%.
Nuclear Electricity Generation
Cameco generates clean electricity through its 31.6% interest in the Bruce Power Limited Partnership (BPLP), which operates the four Bruce B nuclear reactors and manages the overall site located in southern Ontario. We are the fuel procurement manager for uranium, conversion services and fuel fabrication for BPLP’s four B nuclear reactors and for the two operating Bruce A reactors. Cameco provides 100% of the uranium concentrates for BPLP and under an agreement executed in 2008, we have agreed to supply Bruce Power A Limited Partnership (BALP) with the majority of its future uranium concentrates requirements. Cameco also supplies BPLP and BALP with all of their conversion services and fuel fabrication requirements. BPLP’s four B reactors have a combined net generation capacity of about 3,260 megawatts (MW), supplying about 15% of Ontario’s electricity.

Gold
Cameco has a 52.7% interest in Centerra Gold Inc. (Centerra), which began trading on the Toronto Stock Exchange (TSX) in June 2004. Cameco transferred substantially all its gold assets to Centerra as part of the strategy to maximize the value of those assets. Centerra is a growth-orientated Canadian-based gold producer focused on acquiring, exploring and developing gold properties in Central Asia, the former Soviet Union and other emerging markets. Centerra operates two gold mines, located in the Kyrgyz Republic and Mongolia. Gold is not a core business for Cameco. Centerra was created as a vehicle for Cameco to eventually exit the gold business.
Our Objectives and Strategies
Cameco’s goal is to be a dominant nuclear energy company — the supplier, partner, employer and investment of choice in the nuclear industry.
Having made significant progress in the past three years on our objectives for vertical integration including securing additional conversion capacity, acquiring fuel manufacturing facilities and investing in development of a third-generation enrichment process, our strategy has now become more focused on uranium production. We intend to sustain and grow our uranium production in a way that is safe, clean, cost-effective and community supported, with a profitably integrated fuel services business.
We will maintain and enhance our operations and will achieve our growth objectives and strong financial performance by:
•	continuously improving our ability to produce uranium fuel for nuclear reactors in a way that is safe, clean, cost-effective and reliable (operational excellence),

•	maintaining the respect and support of communities, indigenous people, governments and regulators impacted by current and future operations, and

•	building an engaged, qualified and diverse workforce capable of leading and implementing the required growth strategies.
Our specific strategies in the uranium and fuel services businesses — the company’s core businesses — are discussed under the sections “Uranium Strategies” and “Fuel Services Strategies,” respectively, in this MD&A.
2.0	THE NUCLEAR ENERGY, URANIUM AND FUEL SERVICES INDUSTRIES
Nuclear Energy Trends
The nuclear energy industry is experiencing stable growth in the form of capacity factor improvements, power uprates, refurbishments, life extensions and, in the developing world, aggressive new-build programs. The following discussion outlines a number of factors that may have a positive or negative impact on the outlook for nuclear energy and, hence, the demand for uranium fuel. While it is difficult to determine which factors will dominate in the long term, the demand for nuclear energy is expected to accelerate in response to concerns about electricity supply, the need for non-emitting baseload power, and security of fuel supply.

Positive Factors
North America
A November 2008 US national public opinion survey by Bisconti Research for the Nuclear Energy Institute (NEI) indicates public support for nuclear electricity reached a record high of 74%. This compares to 63% in April 2008. Those strongly in favour of nuclear energy outnumber those strongly opposed by nearly four to one (38% to 10%).
Support for nuclear energy in Canada continues to grow. Canadians expressed support for nuclear energy in a national poll (Ipsos Reid) conducted for the Canadian Nuclear Association (CNA) in September 2008. Support for nuclear energy was up 15% since February 2005. National support for refurbishing reactors and new builds are at historic levels: 67% support refurbishment and 49% support new build.
At the end of 2008, the US Nuclear Regulatory Commission (NRC) had received 17 applications for combined construction and operating licences (COL) for 26 new nuclear reactors. The NRC has stated that starting in 2009, it expects to receive additional applications for approval to construct at least seven reactors. Of these applications, we expect four to eight new reactors will be constructed in the US over the next decade.
In Canada, the province of Ontario has announced that it has chosen the Darlington nuclear power plant as the site for two new reactors. Ontario has stated that it plans to choose a preferred reactor vendor in 2009. Bruce Power is considering building reactors in Ontario and northern Alberta and has recently completed a feasibility study to look at the possibility of building a nuclear power plant with two reactors in Saskatchewan. In addition, New Brunswick Power has publicly stated that it is considering the construction of a second nuclear reactor to produce electrical power for export to the northeastern US. Hydro-Quebec announced that it will move forward with a refurbishment project to extend the life-span of the Gentilly-2 reactor, which began commercial operation in 1983. The refurbishment will enable the 675 megawatt Candu-6 reactor to operate until around 2040.
Europe
The government of Sweden announced that it has reversed a decision to phase out the country’s 10 commercial reactors and stated that existing reactors could be replaced at the end of their operating lives.
The UK government formally announced a decision to support a new generation of nuclear power plants. Reports indicate up to 10 nuclear reactors could be built by 2020.
India
In October 2008, the US government approved the Nuclear Cooperation Agreement (NCA) with India (123 Agreement). India has also completed NCAs with France and Russia. Nuclear trade missions to India have commenced and a number of countries (including Canada) are negotiating bilateral agreements.

Negative Factors
While nuclear power has finally been recognized as a non-emitting technology in US energy legislation, it still does not qualify internationally for greenhouse gas emission credits. Nuclear plant phase-out programs still exist in a number of European countries, including Germany, Belgium and Spain, although these plans are reportedly being reconsidered.
Although progress is being made in several countries on the management of radioactive waste from the nuclear fuel cycle, it remains a controversial issue. Concerns about the long-term management of radioactive waste continue to be an impediment to the nuclear renaissance. Many environmental groups continue to oppose the nuclear power industry.
The first few new generation nuclear plants will face significant business risks, including “first-of-a-kind” costs, as well as possible delays in financing, licensing and construction. Escalating costs of construction materials and uncertain regulatory environments present a major obstacle to new plant construction. It remains to be seen whether new plants can be competitive in all regions with other forms of baseload electricity generation.
The current global financial crisis may slow or delay new reactor builds and upgrades to existing facilities, however the demand for new baseload electricity still exists. The financial crisis is not expected to impact long-term climate change or energy security policies. Indeed government stimulus packages may promote large projects like nuclear plants.
Nuclear Power Share
The International Atomic Energy Agency (IAEA) released its 2008 edition of Energy, Electricity and Nuclear Power Estimates for the period to 2030. The report estimates nuclear power generation in 2030, and both the low and high case projections are significantly higher than the estimates released in 2007. The high case estimates worldwide nuclear capacity in 2030 at 748 gigawatt electric (GWe), about twice the current level of 372 GWe. The low case predicts worldwide nuclear capacity in 2030 rising to 473 GWe. In comparison, the 2007 edition of the report put the high case estimate for 2030 at 691 GWe and put the low case estimate at 447 GWe. Under the high projection in the 2008 IAEA report, nuclear power will retain a 14% share of total worldwide electricity generation in 2030, and under the low projection nuclear’s share of electricity generation is expected to decline to 12.5%.
Nuclear Plant Performance
Operating Costs
In 2007, the last year for which data is available, the direct costs of US nuclear electricity production were the lowest for baseload (non-hydro) electricity production for the seventh consecutive year. Production costs were 1.76 cents (US) per kilowatt hour for nuclear, 2.47 cents (US) for coal, 6.78 cents (US) for natural gas and 10.26 cents (US) for petroleum (Source: NEI).
Reactors — Operating, Planned and Under Construction
There are 436 reactors operating worldwide and a total of 115 new reactors under construction or planned for completion within the next 10 years (as of January 2009). These more than offset 18 anticipated closures, for a net increase of 97 reactors during the period. Given that new reactors tend to be larger than older units, this represents a 28% growth in nuclear generating capacity. Highlights include:
•	68 reactors are scheduled to be built in Asia, as energy demand is driven by economic expansion. About three-quarters of this growth is expected to occur in China and India, which have announced plans to build 31 and 18 reactors, respectively,
•	India is implementing plans with four separate nuclear plant vendors to build light water reactors,

•	China is debating increasing its nuclear construction program from 40 GWe to 60 or 70 GWe by 2020.
•	in Russia, Ukraine and Armenia, it is anticipated that 23 reactors will be built, offset by one closure in Armenia and six in Russia,

•	in Finland, a new European Pressurized Water Reactor (EPR) is being constructed and, when completed, will bring the country’s total to five nuclear reactors. An application for a sixth unit has been filed,

•	in France, the construction of a second EPR is expected to begin in 2012 and a third EPR is being considered,

•	in Canada, BALP is refurbishing two A units that had previously been shutdown, and both Bruce Power and Ontario Power Generation Inc. (OPG) have initiated the regulatory process for new generating units,

•	in the US, South Carolina and Georgia are likely to follow Florida in providing an encouraging nuclear plant investment climate, and

•	South Korea's generation blueprint anticipates that by 2020 roughly half the country's electricity will be nuclear generated.
Reactors — Potential
In 2008, there were no new reactors connected to the electricity grid, and three reactors were shutdown. There were seven countries that completed power uprates in 2008, totalling 1.2 GWe. The net result was a 0.5 GWe decrease in nuclear capacity. Construction of 10 reactors commenced in 2008 (six in China; two in South Korea and two in Russia), which will add 11 GWe of new nuclear capacity when they connect to the electricity grid. The following table summarizes Cameco’s estimate of world nuclear reactor status to 2018.

World Nuclear Reactors (Cameco estimate, January 2009)1

			Outlook to 2018
	Nuclear
	Electricity	Operating			Operating
	2007[2] (%)	2009	New	Shutdown	2018	GWe Change

Argentina	6	2	2	0	4	1.5
Brazil	3	2	0	0	2	0.0
Canada	15	18	3	1	20	2.3
Mexico	5	2	0	0	2	0.0
USA	19	104	4	0	108	5.0

Americas Total		128	9	1	136	8.8

China	2	11	31	0	42	33.9
India	3	17	18	0	35	13.4
Indonesia	0	0	1	0	1	1.0
Iran	0	0	2	0	2	2.0
Japan	28	53	4	1	56	4.7
Korea (South)	35	20	8	0	28	10.1
Pakistan	2	2	1	1	2	0.2
Taiwan	19	6	2	0	8	2.7
Turkey	0	0	1	0	1	1.0

Asia Total		109	68	2	175	69.0

Belgium	54	7	0	0	7	0.0
Bulgaria	32	2	2	0	4	2.0
Czech Republic	30	6	0	0	6	0.0
Finland	29	4	1	0	5	1.7
France	77	59	2	1	60	3.1
Germany	26	17	0	0	17	0.0
Hungary	37	4	0	0	4	0.0
Lithuania	64	1	1	1	1	0.4
Netherlands	4	1	1	0	2	1.1
Romania	13	2	2	0	4	1.4
Slovakia	54	4	2	0	6	0.9
Spain	17	8	0	0	8	0.0
Slovenia	42	1	1	0	2	1.1
Sweden	46	10	0	0	10	0.0
Switzerland	43	5	0	0	5	0.0
UK	15	19	1	6	14	-1.6

Europe Total		150	13	8	155	10.0

Russia	16	31	21	6	46	19.0
Armenia	44	1	0	1	0	-0.4
Ukraine	48	15	2	0	17	2.0

Russia and Eastern Europe Total		47	23	7	63	20.6

South Africa	6	2	2	0	4	0.3

World Total	15	436	115	18	533	108.6

[1]	Estimated by Cameco, January 2009. Based on public announcements made prior to January 2009.

[2]	World Nuclear Association (WNA).

The Uranium Industry
Worldwide Uranium Supply and Demand
The uranium market supply and demand fundamentals remained strong in 2008, indicating a need for more primary mine production over the coming decade. During the past 23 years, uranium consumption has exceeded mine production by a wide margin, with the difference being made up from various types of inventory and recycled products, often collectively referred to as secondary sources. Based on Cameco’s 10 year supply and demand outlook, cumulative uranium consumption requirements are expected to reach about 2.0 billion pounds. Total existing mine supply and secondary supplies are expected to meet approximately 80% of this demand. The remaining 20% (approximately 400 million pounds) must come from new supplies, which may include expansions of existing mines, and new mines starting production.
World Uranium Production and Consumption
(Sources: World Nuclear Association ^ and Cameco estimate *)
Uranium Demand
Overall, nuclear power trends support moderately growing demand for uranium and conversion services in the next 10 years, with the potential for more rapid growth thereafter.
Cameco estimates the world uranium consumption totalled about 172 million pounds in 2008, similar to 2007. In 2009, we expect world uranium demand to increase to about 181 million pounds. We estimate annual world uranium consumption will reach 226 million pounds in 2018, reflecting an annual growth rate of almost 3%.
Growth in demand could be tempered as uranium price increases encourage utilities to utilize more enrichment services and less uranium. Uranium demand is affected by the enrichment process, which is one of the steps in making most nuclear fuel. Utilities choose the amount of uranium and enrichment services they will use depending on the price of each. Utilities may to some extent substitute enrichment for uranium, thereby decreasing the demand for uranium and increasing the demand for enrichment. For example, when uranium prices rise, utilities tend to use more enrichment, assuming enrichment prices remain constant. If enrichment prices increase, utilities would likely use less enrichment and more uranium. The tails assay (percentage of U-235 left in the waste stream after processing) is an indication of the mix of uranium and enrichment used. At different prices for uranium, conversion and enrichment services there is a combination that minimizes the fuel cost, which is called the optimal tails assay. The lower the tails assay, the less uranium is being used.
At December 31, 2008, the uranium price had increased in excess of 250% since December 31, 2003. Over the same period, enrichment prices had increased by only 47%. Thus, utilities, where permitted, are choosing lower tails assay under their enrichment contracts, using less uranium and more enrichment services.
Based on current demand, a 0.01% decrease in tails assay would decrease uranium requirements by 2%, or about 3 million pounds of uranium per year, and increase the demand for enrichment services by 2%. It is important to note that there is a limit to the enrichment capacity that is currently available. In addition, enrichment contracts generally limit the ability to substitute enrichment for uranium. In the past, enrichers offered a wide range of tails assay, much like volume flexibilities on uranium contracts. Currently, enrichers are offering tails assays ranging from 0.25% to 0.30%, thus, over time, as old enrichment contracts expire, we expect that the average tails assay will move to this range.
Uranium Supply
World uranium supply comes from primary mine production and a number of secondary sources.
Mine Production
We estimate world mine production in 2008 was about 115 million pounds U3O8, up 7% from 107 million pounds in 2007. We expect world production to total in the range of 125 to 130 million pounds in 2009. However, production targets are not always easily achievable.
We expect that, with higher uranium prices, new mines will continue to start up, but the lead time before they enter commercial production may be lengthy, often up to 10 years, depending on the region. As a result, primary supply will be less than world consumption in the near-term. The level of increase in primary mine production is dependent on a number of factors, including:
•	the strength of uranium prices,

•	the efficiency of regulatory regimes in various regions,

•	the quality and size of the mineral reserves,

•	the availability and sufficiency of required infrastructure and skilled workforce,

•	currency exchange rates in producer countries compared to the US dollar,

•	prices for other mineral commodities produced in association with uranium (i.e. byproducts or co-products), and

•	the availability of financing for exploration and mine development.

2008 World Uranium Production by Country
(Cameco estimate)
Secondary Sources
Secondary sources of supply consist of surplus US, Russian and other military materials, excess commercial inventory and recycled products. Recycled products include reprocessed uranium, mixed oxide fuel and re-enriched tails material. Some utilities use reprocessed uranium and mixed oxide fuel recovered from used reactor fuel. In recent years, another source of supply has been re-enriched depleted uranium tails generated using excess enrichment capacity. We estimate these recycled products will account for about 5% of world requirements over the next 10 years. With the exception of recycled products, secondary supplies are finite. Currently, most recycled products are a high-cost fuel alternative and are used by utilities in only a few countries.
One of the largest sources of secondary supply is the uranium derived from Russian highly enriched uranium (HEU). As a result of the 1993 HEU agreement between the US and Russia to reduce the number of nuclear weapons, additional supplies of uranium have been available to the market. Under the 20-year agreement, weapons-grade HEU is blended down in Russia to low enriched uranium capable of being used in western world nuclear power plants. We estimate that uranium derived from Russian HEU could meet about 6% of world consumption over the next 10 years based upon deliveries under the current Russian HEU commercial agreement. All deliveries are scheduled to be made by 2013, when the 1993 HEU agreement expires. In parallel, the US has made some of its military inventories available to the market, although in quantities much smaller than those derived from the 1993 HEU agreement. We expect about 3% of world demand through 2018 will be met from this source.

With respect to non-military excess inventories, we believe most of these have been consumed. In recent years, some utilities have been purchasing uranium to rebuild strategic inventories. Over the next 10 years, with new mines under development such as Cigar Lake and Inkai, this shortfall between consumption and production is expected to narrow slowly. The production response is expected to remain challenged, while demand is expected to continue growing due to better reactor operations, reactor uprates, life extensions and the construction of new units. There are a number of potential new mines and planned mine expansions that are expected to help meet this shortfall, but the timing and production rates are uncertain.
Uranium production in 2008 met about 67% of global uranium requirements. Secondary supplies (such as recycling and blended down HEU) continue to bridge the gap and this is expected to continue in the near future.
Uranium Markets
Utilities secure a substantial percentage of their uranium requirements by entering into long-term contracts with uranium suppliers. These contracts usually provide for deliveries to begin two to four years after contracts are finalized. In awarding contracts, utilities consider the commercial terms offered, including price, and the producer’s record of performance and uranium mineral reserves.
There are a number of pricing formulas, including fixed prices adjusted by inflation indices and market referenced prices (spot and/or long-term indicators). Many contracts also contain floor prices, ceiling prices and other negotiated provisions that affect the amount ultimately paid.
Utilities acquire the remainder of their uranium requirements through spot purchases from producers and traders. Spot market purchases are those that call for delivery within one year. Traders and investors or investment funds are active in the market and generally source their uranium from organizations holding excess inventory, including utilities, producers and governments.
Uranium Spot Market
The industry average spot price (TradeTech and Ux Consulting (UxC)) on December 31, 2008, was $52.50 (US) per pound U3O8, a 41% decrease from the December 31, 2007, price of $89.50 (US). Spot market volume in 2008 more than doubled to about 43 million pounds U3O8 from 20 million pounds U3O8 in 2007. The 2008 volume exceeded the previous high of 42 million pounds recorded in 1995. Historically, the volumes traded in the spot market have ranged from about 10% to 15% of annual consumption.
The main spot sellers in 2008 were traders and financial players. The financial players liquidated volumes late in the year as a result of the world financial turmoil. As a result of the lower spot price in 2008 relative to 2007, utilities returned to the spot market and represented slightly less than half of all spot purchases. Since the utilities’ average inventory levels have increased over the last several years and financial restraint is likely, we expect more price volatility in 2009.

Spot and Long-term Uranium Contract Volumes
(Sources: Ux and Cameco)
Long-Term Uranium Market
The industry average long-term price (TradeTech and UxC) on December 31, 2008, was $70.00 (US) per pound U3O8, down 26% from $95.00 (US) at December 31, 2007.
We estimate long-term contracting in 2008 to have been about 130 million pounds U3O8, approximately half the volumes contracted in 2007, but still above the annual average levels prior to 2005.
The increased volatility in the spot market, the large differential between spot and term market prices, as well as the fact that most utilities are well covered for the next several years contributed to the lower contracting level when compared to 2007. We estimate the 2009 long-term contracting volume will be comparable or lower than the 2008 level, but this is highly dependent upon supply developments, market expectations and market prices.
The Fuel Services Industry
Our activities in the fuel services industry include participation in uranium refining, conversion and fuel manufacturing.
The industry practice for measuring conversion services is kilograms of uranium (kgU) rather than pounds of U3O8. For example, 66 million kgU is equivalent to about 172 million pounds of U3O8.

The following sections discuss the conversion services market only, as information on the other segments of the fuel services industry is not publicly available.
Conversion Services Demand
World demand for UF6 and natural UO2 conversion services was estimated to be about 66 million kgU in 2008. Western world demand accounted for about 58 million kgU, with the remaining 8 million kgU coming from the non-western world (Russia, China and eastern Europe).
Over the next 10 years, world demand is expected to increase by 32% to about 87 million kgU. In 2009, total world conversion services demand is expected to increase by 5%.
Conversion Services Supply
The western world UF6 conversion industry consists of Cameco and three other significant producers, with an annual nameplate conversion capacity of about 51 million kgU. In 2005, Cameco signed a toll-conversion agreement to acquire UF6 conversion services from one of these other converters, SFL in Lancashire, United Kingdom. Under the 10-year agreement, SFL will annually convert a base quantity of up to 5 million kgU to UF6 for Cameco. Cameco’s Canadian UF6 plant capacity, coupled with our toll-conversion capacity with SFL, accounts for about 35% of the western world UF6 nameplate conversion capacity.
In addition, supplies are available from secondary sources, including excess western inventories, Russian sales in the form of low enriched uranium, Russian re-enriched depleted tails, and Russian and US uranium derived from dismantling nuclear weapons. Russia supplies most of the UF6 conversion requirements of the former Soviet Union and eastern Europe in the form of low enriched uranium.
Conversion Services Markets
Utilities contract a substantial percentage of their UF6 conversion services through long-term contracts, purchasing the remainder on the spot market. Cameco is the only commercial supplier in the world of conversion for natural UO2 customers. In addition to the Canadian requirements, Cameco also exports UO2 to South Korea for its Candu reactors and to the US and Japan for use as blanket fuel in boiling water reactors. Cameco also sells conversion services packaged with U3O8 as a UF6 or UO2 product.
Spot/Long-Term UF6 Conversion Market
In 2008, spot market prices decreased for North American UF6 conversion services and for European UF6 conversion services year-over-year. Outlined below are the industry average spot market prices (TradeTech and UxC) for North American and European UF6 conversion services as at the dates specified.

Average spot market price ($US/kgU)	Dec 31/08	Dec 31/07	% Change
North America	8.50	8.75	(3)
Europe	9.75	10.25	(5)

Outlined in the following table are the industry average long-term prices (TradeTech and UxC) for North American and European conversion services as at the dates specified. The industry does not publish spot or long-term UO2 prices.

Average long-term price ($US/kgU)	Dec 31/08	Dec 31/07	% Change
North America	12.25	12.25	—
Europe	13.38	13.00	3
3.0	OUR KEY PERFORMANCE DRIVERS, BUSINESS STRATEGIES AND CAPABILITIES TO DELIVER RESULTS
Our Uranium Business
Key Performance Drivers
The major factors that drive Cameco’s uranium business results are:
•	prices — spot and long-term,
•	volume — sales, production and purchases,
•	costs — production and purchases, and
•	the exchange rate between the US and Canadian dollars.
Prices — Spot/Long-Term
Background
While Cameco has historically not sold significant quantities in the spot market, Cameco occasionally buys and sells spot material to take advantage of trading opportunities.
Cameco generally targets a 60/40 mix of market-related and base (or fixed-price) escalated pricing. Recent contracting activity has resulted in a higher ratio of market-related contracts and currently our portfolio is 65/35 market-related and base escalated pricing. Uranium market price indicators are quoted by the industry in US dollars per pound U3O8.
Uranium contract terms generally reflect market conditions at the time the contract is negotiated. Historically, after a contract negotiation was completed, deliveries under that contract typically did not begin for two to four years. For example, a contract that was signed in 2003, when the spot price averaged less than $12.00 (US), could have started deliveries in 2005 and have deliveries through 2010. Typically these older contracts would protect the buyer with a price ceiling. Many of the contracts in our current portfolio reflect market conditions when uranium prices were significantly lower.
As a result, Cameco’s average realized price for uranium sales in 2008 was $39.52 (US) per pound of uranium compared to an average spot price of $61.58 (US) and average long-term price of $82.50 (US). Our average realized selling price rose by 5% over 2007.

For more information on Cameco’s contracting strategy, see the section titled “Uranium Strategies” in this MD&A.
Volume — Sales, Production and Purchases
Sales Volume
In 2008, Cameco reported sales of 34.1 million pounds of uranium, representing a 13% increase from 2007 sales of 30.2 million pounds. The higher reported volumes were the result of accounting adjustments related to the termination of product loan agreements, higher spot sales and shifting customer requirements.
Cameco sells more uranium than it produces from its mines and meets its contractual delivery commitments through a combination of mine production, long-term purchase arrangements, spot purchases and inventory.
Sales of the company’s uranium are routinely denominated in US dollars, while production costs are largely denominated in Canadian dollars. A discussion about Cameco’s currency hedging program can be found under the heading “Foreign Exchange” in this MD&A.
Production Volumes
Uranium Operations

Cameco’s share of production
(million lbs U3O8)	2009 Planned[1]	2008 Actual
McArthur River/Key Lake	13.1	11.6
Rabbit Lake	3.6	3.6
Smith Ranch/Highland	1.8	1.2
Crow Butte	0.7	0.6
Inkai[2]	0.9	0.3

Total	20.1	17.3

[1]	See the section titled “Cameco’s Uranium Supply Outlook” in this MD&A for more information about assumptions and risk factors associated with this production forecast.

[2]	Inkai’s 2008 production is not considered commercial. Inkai is expected to reach commercial production in 2009.
McArthur River/Key Lake (ownership interest 70%/83%)
Cameco’s 70% share of production of U3O8 at McArthur River/Key Lake in Saskatchewan was 11.6 million pounds for 2008, 0.4 million pounds less than our previous estimate of 12.0 million pounds. The production shortfall resulted from various process and equipment problems experienced at Key Lake. The problems encountered were corrected and Cameco’s share of production for 2009 is expected to be 13.1 million pounds.
In 2008, Cameco successfully renewed Canadian Nuclear Safety Commission (CNSC) facility operating licences for McArthur River and Key Lake for five-year terms that expire on October 31, 2013. Saskatchewan Ministry of Environment (SMOE) five-year operating permits expire

October 31, 2009 for McArthur River and November 30, 2009 for Key Lake. In 2009, we intend to apply to renew the SMOE permits.
Cameco plans to increase the annual production licence capacity at the McArthur River/Key Lake operations to 22 million pounds from 18.7 million pounds. As the first step, in November 2004, we submitted an environmental assessment for an increase in the annual licensed capacity. The environmental assessment was delayed due to discussions with the regulator regarding how to deal with the local accumulation of molybdenum and selenium in the Key Lake mill downstream environment. We expect that reducing the current level of these metals in our effluent will help advance the environmental assessment.
Cameco has developed an action plan to modify the effluent treatment process to reduce concentrations of molybdenum and selenium discharged to the environment. The CNSC facility operating licence includes a condition for the Key Lake mill to implement this action plan.
Pursuant to this action plan Cameco has been proceeding to modify the mill effluent treatment process in order to reduce molybdenum and selenium levels to very low concentrations. The project, originally planned to be complete in the first part of 2008, experienced difficulties in commissioning that have subsequently required further project changes. We now expect this project to be completed and the new process changes optimized in the first half of 2009. Cameco will update the CNSC in April 2009 with respect to the indicative performance of the molybdenum and selenium removal circuit. Depending on the relative success of this project in reducing molybdenum and selenium concentrations in the Key Lake mill effluent, further work identified in the action plan referred to in the licence condition may or may not be required.
In addition to obtaining approval for the environmental assessment (which has to be resubmitted at the appropriate time) and licence approval to operate at higher production levels, we need to move to new mining areas at McArthur River and to implement various mill process modifications at Key Lake in order to sustain increased production levels. Mine planning, development and freezehole drilling for the McArthur River mining area transition are ongoing and only after this transition is complete can we fully assess the production rate capacity of the new mining areas.
A significant milestone was achieved at McArthur River during the fourth quarter of 2008. The brine distribution system in zone 2, panel 5 was activated and formation of the new freezewall is in progress. By mid-2009, the ground should be sufficiently frozen to begin developing the raisebore chamber. We intend to produce over 85 million pounds of U3O8 from this area, and initial production is anticipated in the latter part of 2009.
Development work in lower zone 4 also progressed in 2008. This area is classified as higher risk development and we have adjusted our development and production schedules to recognize and mitigate these risks. In 2009, development of this zone will continue and freeze hole drilling is expected to take place. Production is now scheduled for 2010.
During the fourth quarter of 2008, access was successfully re-established along the previously backfilled zone 2, panel 3 freezewall on the

530 metre level. This mining area will be used to extend the life of panel 3 and is part of the revised production plan for 2009 to address the rescheduling of production from lower zone 4.
A revitalization assessment of the Key Lake mill was completed in the first part of 2008. Subsequently, engineering commenced and further assessment of alternative options began. The Key Lake revitalization plan includes upgrading circuits with new technology for simplified operation, increased production capacity and improved environmental performance. The engineering and project planning for replacement of the acid and oxygen plants was further advanced. Construction of these replacement plants is planned to start in 2009, subject to regulatory approvals.
If approval for the increased production limit is received, annual production is expected to range between current planned production of 18.7 million pounds and 20 million pounds U3O8 until such time as revitalization is complete at Key Lake. Annual production levels after mill revitalization are expected to be largely dependent on mine production. As such, Cameco anticipates it will be a number of years before it can achieve a sustainable increased production rate at these operations.
For more information about McArthur River/Key Lake, refer to the section titled “Uranium — Capability to Deliver Results” in this MD&A.
Underground exploration drilling and development at McArthur River continued in 2008. Activity for 2009 will focus on evaluation of mineral resources, mainly to the south of the mine. In 2008, we concluded mineral resources to the south of the mine have greater near-term development potential for future mining due to established infrastructure and were made a higher priority exploration target. Mineral resources to the north of the mine are planned for further evaluation in either late-2009 or 2010, depending on progress made south of the mine.
Refer to the section titled “Uranium Exploration” in this MD&A for information on exploration programs near McArthur River.
Rabbit Lake (ownership interest 100%)
Rabbit Lake achieved expected production of 3.6 million pounds U3O8 for 2008. Reduced mill head grade was addressed through increased tonnage. In 2008, we were successful in adding mineral reserves at Rabbit Lake, extending the expected mine life by one year, to 2013. From initial startup in 1975 to the end of 2008, Rabbit Lake has produced a total of approximately 175 million pounds.
On November 1, 2008, we successfully renewed the Rabbit Lake CNSC facility operating licence and SMOE operating permit for five-year terms, expiring on October 31, 2013.
In early 2008, uranium in groundwater seepage was detected in an excavation for a new effluent treatment circuit adjacent to the Rabbit Lake mill. Subsequent to investigation, concrete repairs and restoration of various containment areas in the mill were carried out. The investigation determined that the uranium in groundwater seepage was localized to the immediate vicinity of the mill where it was detected, and that the nearby Rabbit Lake in-pit tailings management facility (RLITMF) afforded regional control as groundwater near the mill flows to the RLITMF.

At Rabbit Lake substantial work has been carried out to renew the mill and associated facilities. A full replacement of the mill-distributed control system was completed in 2008. Selected plant equipment and process vessel replacement is ongoing. Extensive projects to reduce mill effluent concentrations of uranium (completed in 2006) and molybdenum and selenium (scheduled to be completed in 2009) are expected to meet current regulatory requirements.
A milestone for the future of Rabbit Lake was regulatory approval of the Rabbit Lake solution processing project environmental assessment in the summer of 2008. This will allow for extension of the operation of the Rabbit Lake mill, allowing it to process uranium solution from Cigar Lake.
This environmental assessment included expansion of the RLITMF. In September, the expansion of the RLITMF was initiated and completion is planned in the second quarter of 2009. In addition to sufficient capacity to contain all the tailings expected from future processing of Rabbit Lake’s share of Cigar Lake uranium solution, we expect that the expanded facility will have sufficient capacity to support continued mine and mill production from Eagle Point ore to 2013 (based upon expected ore grades and milling rates).
Refer to the section titled “Uranium Exploration” in this MD&A for information on exploration programs near Rabbit Lake.
Smith Ranch-Highland and Crow Butte (ownership interest 100%)
Smith Ranch-Highland and Crow Butte in situ recovery (ISR) mines, located in Wyoming and Nebraska collectively produced 1.8 million pounds U3O8 in 2008, slightly below our previous target of 1.9 million pounds. In 2009, the two operations are expected to produce approximately 2.5 million pounds.
In 2008, Smith Ranch-Highland received regulatory approval for construction of an additional satellite facility (SR-2), which will extend the life of the Smith Ranch-Highland operation. The new SR-2 facility was started up in December 2008 and is expected to operate for about nine years.
The operating environment in the US for Cameco’s ISR facilities has become more complex as a result of increased public interest and regulatory oversight. In 2008, Cameco reached a settlement agreement with the Wyoming Department of Environmental Quality (WDEQ) related to the Notice of Violation received in March 2008. Cameco Resources agreed to increase the level of bonding to $80 million (US) from $40.7 million (US) to guarantee financing of restoration and reclamation activity. The settlement allows Smith Ranch-Highland to apply for an increase in production after March 1, 2009. The increasing complexity may have a negative impact on our ISR operations in the US, including on our plans to increase production.

Uranium Projects
Cigar Lake (ownership interest 50%)
Site crews at Cigar Lake continue to make progress on the remediation plan following a rockfall that caused a flood of the underground development in October 2006. Construction was about 60% complete at that time.
The inflow area was successfully sealed and dewatering of the mine commenced in the summer of 2008. A new source of increased water inflow developed in the mine on August 12, 2008, which caused remediation work to be suspended.
We have confirmed that the main source of the increased water inflow observed on August 12, 2008, is from a fissure located in the top of the tunnel on the 420 metre level.
Cameco has developed a remediation plan to seal the tunnel. The plan includes remotely installing bulkheads on either side of the inflow location and then injecting concrete and grout into the tunnel and ultimately into the rock through holes drilled from surface. The equipment necessary to accomplish this has been mobilized and some initial work both on surface and on the 420 metre level has started. The work on the 420 metre level involves removal of pipes, doors, ventilation ducting, loose sand and other miscellaneous items. This is being done using submersible, remotely operated vehicles (ROVs) that are commercially available for this type of work. We estimate that sealing of the August 12, 2008, inflow will take most of 2009.
Remediation of shaft 2 continues following a water inflow at the base of the shaft in April 2006. The water inflow resulted in flooding and cessation of activities in the shaft. The water inflow was limited to shaft 2 as it was not connected to the mine. The inflow sources have been sealed and effectiveness of the seal demonstrated.
During the fourth quarter, dewatering of shaft 2 commenced. The water level was pumped down to the 260 metre level and held there for several weeks. The inflow measured during this time was very low and stable, confirming that the sources of the inflow have been sealed. In preparation for further lowering the water level, the installation of ventilation and water pumping infrastructure began in the shaft. It is anticipated that the removal of all water in the shaft will be complete in the second quarter of 2009.
Cameco obtained an amended CNSC construction licence for Cigar Lake in 2007, which expires December 31, 2009. We will be applying to amend the licence to extend the term to allow for completion of the mine remediation work.
In December 2008, Cameco submitted to the CNSC a project description for measures intended to effectively manage the increased quantities of water inflow that can potentially be experienced during the construction and operation of the Cigar Lake mine. The project involves modification of water handling and effluent treatment facilities and will require an environmental assessment under the provisions of the Canadian Environmental Assessment Act.
Cameco has incurred $359 million in capital costs to develop Cigar Lake to the end of 2008. We no longer anticipate production startup in 2011 and are assessing the impact of the August inflow on the planned production date and capital cost estimate. We will provide new estimates after the mine has been dewatered, the condition of the underground has been evaluated, and the resulting information has been incorporated in a new mining plan.

In addition to capital costs, Cameco’s share of remediation expenses is now expected to total $92 million, of which $46 million has been expensed to the end of 2008. In 2009, Cameco expects to spend $21 million on remediation expenses for Cigar Lake.
Inkai (ownership interest 60%)
Two areas are currently in production development (blocks 1 and 2) at the Inkai ISR project in Kazakhstan and there is one exploration area (block 3).
In 2008, Cameco’s share of production at Inkai was 0.3 million pounds U3O8. Production during the year was hampered by supply shortages, including sulphuric acid, compounded by a slower uranium dissolution rate at block 1 than was experienced in the test mine conducted in block 2. Work to accelerate the dissolution rate and increase the production rate in block 1 continued through the fourth quarter.
At block 1, construction of a commercial processing facility is underway. During the fourth quarter of 2008, commissioning of the front half of the main processing plant was completed and the processing of solutions from block 1 was initiated. We expect to complete construction and begin commissioning the facility in the first half of 2009. Construction of a satellite plant to process solution recovered from block 2 was also initiated in 2008 and was about 50% complete by the end of the year. Commissioning of this facility is anticipated in the second half of 2009. Once the facilities are commissioned, we expect to declare commercial production in 2009, subject to the availability of acid as noted below.
During the third quarter of 2007, the availability of sulphuric acid required for ISR mining was restricted due to a fire at one sulphuric acid plant in Kazakhstan and delays in the startup of a new plant. As a result, Inkai and other ISR operations in Kazakhstan were subject to reduced acid allotments. This shortage continued throughout 2008. At the very end of the year additional supplies became available from both inside and outside the country. With this additional supply the project is currently receiving an adequate supply to acidify the wellfields in preparation for commercial production in 2009.
Production from blocks 1 and 2 is expected to total 5.2 million pounds (Cameco’s share is 60% or 3.1 million pounds) per year by 2012, subject to availability of sulphuric acid and regulatory approval. However, a non-binding memorandum of understanding (MOU) signed between Cameco and Kazatomprom (Cameco’s state owned joint venture partner) in May 2007 targets the doubling of future production capacity from the Inkai uranium deposit, raising the total annual production capacity to 10.4 million pounds on a timeframe yet to be confirmed.
While the existing project ownership would not change, Cameco’s share of the additional capacity under the MOU would be 50%, raising Cameco’s expected share of the future annual production at Inkai to 5.7 million pounds if the 10.4 million pound production target is achieved.

The production increase was approved by both partners at an Inkai board meeting in July 2008. A binding agreement to finalize the terms of the MOU and various government approvals will be required to implement this production increase. This MOU also contemplates studying the feasibility of constructing a uranium conversion facility as well as considering other collaborations in uranium conversion. For more information, refer to the section titled “Fuel Services Business — Key Performance Drivers — Production Volume” in this MD&A.
The total cost to bring Inkai to commercial production (100% basis) is now projected to be about $271 million (US). The development expenditures for Inkai in 2009 are expected to total about $13 million (US). The production obtained from the Inkai mine is being sold and proceeds from the sales are being used to fund the construction and operation of the project. Including the recoveries related to these sales, the net cost of development at Inkai is expected to be about $128 million (US).
Cameco provides funding to Inkai for project development. In September 2008, we increased our loan facility to Inkai from $250 million (US) to $300 million (US). As of December 31, 2008, $226 million (US) was outstanding on the loan with accrued interest of $31 million (US). Of the cash available for distribution each year, 80% is used to repay the loan until it is repaid in full.
In 2008, Inkai received an initial approval for the mining licence for block 2 to replace its exploration licence. Final approval is subject to completion of an amendment to the Resource Use Contract. The mining licence for block 1 expires in 2024 and the mining licence for block 2, if granted, will expire in 2030. In addition, Inkai applied for and received an initial approval for a two-year extension of its exploration licence for block 3. The final approval is subject to completion of an amendment to the Resource Use Contract. Under Kazakh law, in order for a further extension of the licence to be obtained, there must be a commercial discovery. In 2009, Inkai plans to spend $2.5 million (US) for exploration drilling at block 3.
In our annual information form (AIF), we describe the Kazakh tax regime that applies for the purpose of determining the taxes and other governmental charges payable by Inkai. A new tax code became law on January 1, 2009. Inkai has received a letter from the Ministry of Energy and Mineral Resources (MEMR) requiring that Inkai amend the existing Resource Use Contract to reflect the new tax regime despite the fact that Inkai’s Resource Use Contract contains provisions stabilizing the tax regime that was in effect at the date the contract was signed (2000). We are in discussions with the MEMR over this matter and are assessing the impact of the new tax code, including on the tax stabilization provisions of the Resource Use Contract, pending the issuance of the detailed calculation of the applicable taxes. Obtaining necessary ongoing government approvals and amendments to the Resource Use Contract may be dependent on Inkai’s acceptance of the new tax regime.
In our AIF, we also describe the Kazakh Subsoil Law, which defines the framework and procedures connected with the granting of subsoil rights, and the regulation of activities of subsoil users, which applies to Inkai. The Kazakh Parliament is considering a draft of a new Subsoil Law. It is contemplated that this new Subsoil Law will enter into force six months after its adoption by parliament and signature by the president. The new Subsoil Law introduces significant changes in terms of the regulation of the activities of subsoil users, including the abolition of the existing stabilization regime for all subsoil users, except for those operating under product sharing agreements and subsoil use contracts approved by the Kazakh President. We do not know if the exemption described above will apply to Inkai, when the proposed legislation will be adopted or what will be contained in the final provisions of any new law. The most recent draft law provides that disputes among the subsoil user and the government are to be resolved through the courts in Kazakhstan and does not provide for international arbitration, as is the case under the current Resource Use Contract. We are assessing the implications for Inkai, including the stabilization provisions of its Resource Use Contract. See the section titled “Cameco’s Uranium Supply Outlook” in this MD&A for more information about assumptions and risk factors associated with the forward-looking information regarding Inkai discussed above.
Purchase Volumes
Cameco also has purchase commitments for uranium products and services from various sources. Most of these purchase commitments are in the form of UF6. At the end of 2008, these purchase commitments totalled 39 million pounds uranium equivalent from 2009 to 2013.
Of the total purchase commitments, 36 million pounds (about 7 million pounds uranium equivalent annually to 2013) are from our agreement with Techsnabexport (Tenex) to purchase uranium from dismantled Russian weapons (the Russian HEU commercial agreement). In 2008, Cameco and its partners agreed with Tenex to a new pricing structure for the period 2011 to 2013, affecting approximately 7 million pounds during that time frame. The US government has approved the new pricing structure. We expect Russian government approval will be received in the first quarter of 2009.
Cameco’s Uranium Supply Outlook
An update for our near-term production outlook is provided in the table below.
Cameco’s Share of Production (million pounds U3O8) Excluding Cigar Lake1

Current Forecast	2009	2010	2011	2012	2013
McArthur River/Key Lake[2]	13.1	13.1	13.1	13.1	13.1
Rabbit Lake	3.6	3.6	3.6	2.8	1.7
US ISR[3]	2.5	2.4	2.6	3.1	3.7
Inkai[4]	0.9	2.3	3.1	3.1	3.1
Total*	20.1	21.4	22.4	22.1	21.6

*	While a single estimate has been included for each year of the production outlook, actual production may differ significantly from these estimates as forecasting production is inherently uncertain.

[1]	A revised production forecast for Cigar Lake will be provided after the mine has been dewatered, the condition of the underground development has been assessed, and the findings incorporated in the new mine development and production plans.

[2]	Cameco has applied to increase its licensed capacity from 18.7 million pounds to 22 million pounds (Cameco’s share 70%), but is awaiting regulatory approval. Until approval has been received, the production forecast has assumed the current licensed capacity. (See discussion in “Uranium Operations” in this MD&A).

[3]	Refers to Cameco’s Smith Ranch-Highland and Crow Butte ISR operations in the US and other ISR development projects in the US.

[4]	Inkai mineral reserves assume production at an annual rate of 5.2 million pounds of U3O8. Inkai currently has regulatory approval to produce at an annual rate of 2.6 million pounds and an application for regulatory approval to increase annual production to 5.2 million pounds was made in 2005. Cameco is familiar with the statutory, regulatory and procedural framework governing new mining projects in Kazakhstan and, based upon its experience to date, Cameco believes that it is reasonably likely that all permits and approvals required for the construction and operation of its new ISR mine at Inkai — including approvals for increased annual production to 5.2 million pounds — will be obtained. However, there can be no certainty that permits or approvals will be forthcoming.

The current uranium production and HEU purchase forecast noted above for the company are forward-looking information. This forward-looking information is based upon the key assumptions and subject to the material risks that could cause results to differ materially, and which are discussed under the heading “Caution Regarding Forward-Looking Information and Statements”. In particular, we have assumed that:
•	the company’s forecast production for each operation is achieved;

•	the company’s schedule for the development and rampup of production from Inkai is achieved, which requires, among other things, resolution of the issues surrounding acid availability required for mining;

•	the successful transition to new mining areas at McArthur River beginning in 2009;

•	the company is able to obtain or maintain the necessary permits and approvals from government authorities (other than the approval necessary to increase capacity at McArthur River/Key Lake referred to in note 2 above) to achieve the forecast production;

•	there is no disruption in production due to natural phenomena, labour disputes, political risks or other development and operation risks; and

•	the HEU supplier complies with its delivery commitments.
Material risks that could cause actual results to differ materially include our inability to achieve forecast production levels for each operation; our development and rampup of production from Inkai does not proceed as anticipated; the transition to new mining areas at McArthur River is not successful; the inability to obtain or maintain necessary permits or government approvals; and a disruption or reduction in production or the failure of the HEU supplier to comply with its delivery commitments. No assurance can be given that the indicated quantities will be produced or purchased. Expected future production estimates are inherently uncertain, particularly in the later years of the forecast, and could materially change over time.
Costs
Cameco’s cost of supply is influenced by its mix of produced mine material and uranium purchases.
Production costs at our Saskatchewan uranium mines, our largest source of production, are primarily fixed, with about 33% attributable to labour. The largest variable operating cost is production supplies, which includes items such as propane, diesel and lime and accounts for about 29%. Another large component of production costs is contracted services, which was 29% of the total for 2008. Contracted services include items such as mining, maintenance, air charters, security and ground freight. These three components (labour, production supplies and contracted services) make up 91% of the production costs at our Saskatchewan uranium mines.
Uranium mine production costs are driven mostly by the complexity of the operation. Unit costs of production are driven primarily by the grade and volume of material mined. McArthur River is the world’s largest, high-grade uranium mine. At about 100 times the world average, its grade averages 21% U3O8, which means it can produce more than 18 million pounds per year by extracting only 100 to 120 tonnes of high-grade ore per day. While Rabbit Lake’s average ore grade of around 1% U3O8 is much lower, it compares favourably to other operating mines in the world where grades are generally below 0.5%.
ISR extraction methods can make even lower grade mineralization commercially attractive. Worldwide, ISR mines typically recover uranium from orebodies with an average grade in the range of 0.1% U3O8. Cameco’s cost of supply is influenced only modestly by the two US ISR operations. In 2008, US ISR production accounted for about 11% of the company’s primary output.
Purchased product also affects Cameco’s cost of supply. Most of Cameco’s purchase commitments are under long-term, fixed-price arrangements reflecting prices significantly lower than the current published spot and long-term prices. These purchase commitments totalled almost $623 million (US) at December 31, 2008. Refer to note 24 in the financial statements. A significant portion of these purchased pounds will be delivered into existing sales contracts.
Uranium Strategies
Cameco’s overall objective is to leverage our competitive advantage in uranium. In doing so, we strive to meet four major goals:
•	remain one of the low-cost producers,

•	expand our market position,

•	increase supply flexibility, and

•	maximize realized prices over time.
There are a number of key strategies the company uses to achieve these goals. We strive to maintain our low-cost position by adding economically attractive mineral reserves and improving our margins. We look to expand our low-cost mineral reserves through acquisition, exploration around existing operations and identifying geological regions that will provide the next tier of low-cost production.
We work to improve our margins by optimizing production to yield the highest rate of return possible, gaining cost efficiencies through quality and business process improvements, and pursuing fundamental productivity gains through technological development.
We seek to grow our market position by acquisition, accelerating production from existing operations, and participating in new uranium opportunities at exploration and development stages.
To increase our supply flexibility, we are building a geographically diverse production base. This includes accelerating production at Inkai, which is expected to achieve commercial production in 2009, working to bring Cigar Lake into production, and continuing to pursue a global exploration program. Our program seeks to identify the most prospective regions and maximize options to access and/or control land positions for future business advantage. To ensure we have adequate production, we look to identify the optimal resource mix (i.e. different types of deposits such as unconformity versus ISR), and replace mineral reserves through exploration and acquisition.
To grow our market position, we build on our customer relationships and expand the range of services available to customers while maintaining the company’s reputation as a reliable supplier. In addition, we maintain participation in secondary supplies, including enhancing our relationship with Russia, influencing the timing of sales of secondary supplies to the market, and using market intelligence to achieve early notice of new supply sources.

A key element for maximizing our realized price is our contracting strategy, which is influenced by the supply and demand outlook for uranium. Since mid-2003, the supply side of the industry has experienced significant impacts that caused uranium prices to rise rapidly. This upward trend has been due, in large part, to the realization by market participants that excess secondary supplies will not contribute as much to future uranium supply as they had previously expected. Consequently, a greater volume of new primary mine production will be needed.
The rise in prices has triggered predictable supply side responses. The most notable are the increase in companies exploring for new uranium deposits, the construction of new mines and the proposed expansion of existing ones. However, this is a recent phenomenon. Given the low prices of the last two decades, very little exploration was undertaken on a global basis, and relatively little investment was made in advancing new uranium projects. Producers were operating at close to full capacity to minimize unit costs. Undeveloped deposits, identified in previous exploration cycles, were mostly uneconomic or located in jurisdictions with political challenges. With higher prices, existing projects are being expanded and newly discovered deposits will be developed, but the lead time for commercial production may be lengthy depending on the region, especially because of the current worldwide economic downturn. Due to the difficulty in raising capital in the current market environment, the volatility of the uranium spot price and the rise in mining costs, several uranium mining companies have announced the temporary shutdown of mines, delay in project startup or a reduction in planned production. Consequently, the primary supply industry will be challenged to significantly increase supply in the near-term.
Future market prices will depend on a number of supply and demand factors, the more notable ones being:
•	additional production from the successful expansion of existing mines, startup of mines currently under construction and development of known deposits,

•	the success of exploration programs in identifying new commercial uranium deposits that can be developed in a reasonable period of time,

•	the exchange rate in various producer country currencies relative to the US dollar,

•	the timing and extent of expansion of uranium produced as a byproduct or co-product of other commodities, particularly in Australia and South Africa,

•	availability of existing and possible new secondary materials, such as blended down uranium from military stock, including dismantled weapons,

•	the manner in which investment funds liquidate their holdings,

•	ultimate sales by the US DOE,

•	the extent enrichment services are substituted for natural uranium feed,

•	the growth rate of nuclear power, and

•	inventory policies of market participants.
Given the uncertainty surrounding the foregoing supply/demand factors and the impact on price, we believe it is appropriate to continue to target a mix of market-related and fixed-price mechanisms.

Our contracting objective is to secure a solid base of earnings and cash flow to allow us to maintain our core asset base and pursue growth opportunities over the long term. Our contracting strategy focuses on reducing the volatility in our future earnings and cash flow, while providing both protection against decreases in market price and retention of exposure to future market price increases. This is a balanced approach, which we believe delivers the best value to our shareholders over the long term.
The overall strategy will continue to focus on achieving longer contract terms of up to 10 years or more, floor prices that provide downside protection, and retaining an appropriate level of upside potential. In general, most new offers include price mechanisms with both market-related and fixed components. The fixed-price component generally is equal to the industry long-term price indicator at the time of offer and is adjusted by inflation. The market-related component references either the spot price or the long-term price in effect near the time of delivery. The market-related component may include a floor price (escalated by inflation), and while the level of floor prices secured will depend on the prevailing market prices at the time of signing, recently, they have been in the mid-$40 (US) range. Utilities are increasingly unwilling to accept unlimited upside price risk and as a result some recent awards have contained ceiling prices in excess of $100 (US). Today, Cameco is heavily committed under long-term contracts, and therefore has become increasingly selective in adding additional commitments.
In the current volatile market environment and recent history of increasing uranium prices, this strategy has allowed Cameco to add increasingly favourable contracts to its portfolio while maintaining sensitivity to future price movements.
Cameco has a variety of supply sources, including primary production, firm commitments for long-term purchases, inventories of about six months forward sales and uranium from opportunistic purchases in the spot market.
Given our multiple sources of supply, Cameco generally includes supply interruption language in our contracts. This language provides Cameco with the right to reduce, defer or cancel volumes on a pro-rata basis if we experience a shortfall in planned production or deliveries of purchases under the highly enriched uranium agreement. Today, in addition to standard force majeure language, new contracts generally include this supply interruption language.
In 2009, for those contracts that are impacted by supply interruption language, we generally plan to defer a portion of deliveries for a five to seven-year period. Contract specific decisions are made in consultation with each of our customers. In 2008, no deliveries were deferred as a result of the supply interruption provisions in our contracts.
In addition, the baseload contracts put in place to support the development of Cigar Lake contain provisions which allow Cameco to reduce, defer or terminate deliveries in the event of any delay or shortfall in Cigar Lake production.
Cameco continues to discuss with its customers the possible effect of the uranium production delay at Cigar Lake. For the Cigar Lake baseload contracts with deliveries in 2009 and 2010, these volumes (as well as 2007 and 2008 delivery volumes) have been deferred to the end of the respective contracts.

Uranium — Capability to Deliver Results
Cameco will continue to enhance its capabilities in a number of areas to execute our strategies and deliver on our goals to remain one of the low-cost producers, protect and expand our market position and increase supply flexibility. We will seek to achieve these goals by:
•	transitioning successfully from current mining areas to new ones,

•	advancing other mining methods and technologies,

•	ensuring availability of critical production supplies,

•	proceeding with revitalization plans for our milling operations,

•	obtaining timely regulatory approvals,

•	securing sufficient human resources to replace an aging workforce, including ensuring the availability of skilled tradespeople,

•	ensuring capital is readily available over the longer term to support our expansion plans,

•	allocating adequate resources to exploration, and

•	evaluating and acting upon opportunities that we expect to add value.
Transition to New Mining Areas
Underground drilling at McArthur River has delineated four mineralized zones with mineral reserves (zones 1 to 4). Since mine startup in 2000, only zone 2 has been mined. Zone 2 is divided into four panels (panels 1, 2, 3 and 5).

The McArthur River mine schematic above illustrates the location of six mineralized zones. The four described above and mineralized zones A and B are drilled from surface only and are currently categorized as inferred mineral resources.
As extraction of zone 2 (panels 1, 2 and 3) progresses, we expect to place lower zone 1, zone 2, panel 5 and the lower mining area of zone 4 into production in stages between 2009 and late-2010. We plan to continue using the current raiseboring method to extract ore in these zones.
Freeze drilling and raisebore access for lower zone 1 have been developed on the 530 metre level. As a precautionary measure, the 560 metre level extraction chamber development will not be initiated until the production freezewall has been established. Freeze drilling for lower zone 1 is scheduled to begin in the second quarter of 2009.
At zone 2, panel 5, the brine system to form the new freeze wall was activated in the fourth quarter of 2008. Approximately six months of freeze time are required before the raisebore chamber can be safely developed. For more information, refer to the section titled “Uranium Operations — McArthur River/Key Lake” in this MD&A.
In November 2008, the lower extraction area for lower zone 4 development on the 590 metre level encountered a small inflow of water that was quickly captured and controlled. This area was considered low-risk development which is defined as having an inflow potential of less than 100 cubic metres per hour or an order of magnitude below our pump and treat capacity. The inflow has not caused Cameco to alter any planned mining in this area. However, full grouting of the inflow area is required before development in the area resumes.
Mining Methods
Currently, McArthur River uses raiseboring to extract ore from the mine. As we expected from the start of mining, other mining methods will be used to maintain or expand production. In 2005, we determined that the boxhole boring method would be better suited for the upper zone 4 at McArthur River because it would allow development from a preferred location. Production from upper zone 4 is scheduled to begin in 2013.
Cameco plans to develop and test the boxhole boring method over the next four years. In 2006, we placed an order for a boxhole borer for delivery in the first half of 2008, and in 2007 we completed the mine plan for the boxhole boring test area. The first test raise was setup at the end of 2008 and pilot hole drilling commenced in January 2009. Three raises in waste are planned for 2009 as is completion of freeze drilling for a boxhole boring ore extraction test area. We expect to install the brine distribution system for this area in 2009 as part of the plan for test raise excavation in 2010.
At Cigar Lake, we plan to use the jet boring method, which has been examined through extensive test mining programs. Overall, the test mine programs were considered highly successful with all initial objectives fulfilled. However, as the jet boring mining method is new to the uranium mining industry, the potential for technical challenges exists. We expect we will be able to solve the challenges that may arise during the initial rampup period.

Availability of Supplies
Our production is dependent upon the availability of certain critical supplies. For example, at Inkai, production is dependent on an adequate supply of sulphuric acid. We are examining our entire supply chain to reduce vulnerability to shortages in any of our critical supplies.
Revitalization of Mills
The Key Lake and Rabbit Lake mills commenced operations in 1983 and 1975 respectively. We plan to renew both these mills to help maintain our uranium production capability.
A revitalization assessment for the Key Lake mill was completed in the first part of 2008. For more information, refer to the section titled “Uranium Operations — McArthur River/Key Lake” in this MD&A.
At Rabbit Lake substantial work has been carried out to renew the mill and associated facilities. For more information, refer to the section titled “Uranium Operations — Rabbit Lake” in this MD&A.
Regulatory Approval
Cameco’s growth plans depend on regulatory approvals such as environmental assessments, and obtaining construction and operating licences in various jurisdictions, including Canada, Australia, Kazakhstan and the US. The timing for approvals can be impacted by various factors, such as the regulator’s assessment of current performance, the comprehensiveness of the documentation submitted to support the application, assessment of the significance of any anticipated incremental impacts, the number of industry approval applications being assessed at any given time by the regulator, changing regulatory practices and other factors.
Human Resources
Cameco’s workforce reflects the national demographics where a significant number of the eligible workforce is nearing retirement age. Approximately 25% of the workforce at our Saskatchewan uranium mines was age 50 or older at December 31, 2008. Cameco’s challenge is to compete for the limited number of people entering the workforce to replace retiring employees, as well as to retain our current trained workforce and to adequately resource our growth plans. We have identified critical workforce segments and developed a long-term people strategy that includes workforce planning to meet this challenge.
Ready Access to Capital
Cameco has an ambitious plan to grow its uranium operations. Opportunities to invest are unpredictable and often capital intensive. In the current economic environment raising new funds is a challenge for most companies. However, we believe Cameco’s history of strong financial discipline will enable us to maintain financial flexibility and access additional funding to pursue opportunities as they arise. We are prepared to go above our target level of 25% net debt to total capital to pursue attractive opportunities, but would then return to this benchmark over time.
Uranium Exploration
A significant part of Cameco’s future production is expected to result from our global exploration activities. We have maintained an active exploration program even during the bottom of the uranium price cycle, reflecting our long-term commitment to the industry.

Over the past five years, we have significantly increased our investment in exploration programs. We invested about $57 million in direct uranium exploration during 2008. An additional $32 million was invested in three strategic partnerships with junior exploration companies, complementing our own exploration program.
We have skilled and experienced exploration staff with more than 100 professionals searching for the next generation of economic deposits. Our landholdings are substantial, with approximately 5.2 million hectares (12.8 million acres) of Cameco and partner-operated land, primarily in Canada, Australia, Kazakhstan, the US, and Mongolia. Our activities include both brownfields and greenfields prospects and we monitor potential acquisition targets.
At year-end 2008, Cameco operated approximately 80% of our exploration projects, including joint ventures. The majority of Cameco’s exploration projects are early to middle stage, on which indications of economic grades or quantities of uranium have not yet been identified. The nature of mineral exploration is such that discovery of economic deposits on new projects is uncertain and can take many years.
Exploration Acquisition/Merger Approach
Cameco’s approach to future resource replacement is to combine its own exploration activities with partnerships, joint ventures, or equity holdings in other companies with assets that meet the company’s investment criteria. The recovery of the world uranium market, and corresponding higher prices for uranium particularly between 2004 and 2007, resulted in the creation of more than 400 uranium exploration companies listed on stock exchanges worldwide, with most of these companies actively funding new exploration programs in Canada and other regions.
Cameco maintains an ongoing dialogue with numerous companies, with the objective of positioning the company for future participation in areas with promising results and leveraging Cameco’s position in the sustainable development of uranium resources worldwide.
We will continue to use Cameco’s industry leadership position and specifically our exploration expertise to leverage investments as the partner of choice in the junior sector and with larger players.
We also intend to create a portfolio of future options for Cameco through the structure of the strategic alliances we are developing, and with our high quality exploration and development projects. Our strategic alliances with junior exploration companies typically involve investments in publicly listed or private companies, which themselves hold exploration land in which Cameco wishes to participate. In return for these investments, Cameco typically obtains the right to own a majority in and develop a successful discovery, resulting from exploration on the junior companies’ lands. The lower uranium prices of 2008, and reduced availability of financing and credit worldwide, are expected to reduce the uranium expenditures of most junior uranium companies, potentially opening up new growth opportunities for Cameco.

Junior Exploration Companies
At December 31, 2008, Cameco owned interests in the following junior exploration companies:

		Interest
		Dec. 31, 2008
Investment	Location of Assets	%
UEX Corporation	Athabasca Basin, SK	21.3
UNOR Inc.	Nunavut, Canada	18.7
MINERGIA SAC	Peru	25.0
Western Uranium Corporation	Nevada, US and Nunavut	9.4
Cue Resources Ltd.	Paraguay	10.9
GoviEx Uranium Inc.	Niger	10.9
2008 Exploration Program
Brownfield Exploration
Brownfield exploration refers to uranium exploration activity undertaken near existing operations and on advanced projects. In 2008, Cameco invested $13 million on our brownfield exploration program, all in Saskatchewan, with the largest programs being on McArthur River and Rabbit Lake. We continue drilling programs intended to add mineral resources at both operations, intending to extend their mine lives.
The diamond drilling program evaluating the P2 trend north of the McArthur River mine continued in 2008. The P2 structure has now been tested at approximately 200-metre intervals for a distance of 4.3 kilometres north of the mine. Results continue to be encouraging and will require follow-up drilling.
We have been successful at extending the mine life at Rabbit Lake by finding incremental mineral reserves. The underground drilling reserve replacement program has been extended to include drilling throughout 2009. Surface drilling was undertaken both in support of the Eagle Point operation as well as to test more regional targets. Encouraging results were obtained east and north-east of the mine that will be tested in the first quarter of 2009.
On the Dawn Lake project, the Tamarack deposit program to define the deposit at 25-metre drill spacings is on target for completion in 2009. Pre-feasibility activities and an environmental baseline study were initiated in 2008 and will continue in 2009.
At the Millennium deposit and surrounding area, drilling was completed targeting key sections of the deposit, and replacing some of the drill core destroyed by a forest fire in 2007. Feasibility work continued during the year with additional testing of two potential shaft pilot holes which were drilled in 2007. Preliminary results of the detailed 3-D seismic survey have been obtained, and will likely be valuable in identifying and mitigating problematic structures in the planned development area.
Studies required to collect the necessary baseline data to support the preparation of the environmental impact statement were conducted through the year in support of the Millennium project. Work continued on a slower pace on the feasibility study pending resolution of a number of issues including the impact and status of a Treaty Land Entitlement (TLE) claim filed by the English River First Nation on the lands overlaying the Millennium deposit, the availability of tailing storage space at Key Lake and the structure of the Millennium project for the purposes of the environmental assessment process. The filing of the project description for the environmental assessment process was not done pending resolution of these issues. For more information on the TLE, refer to the section titled “Business Risks — Aboriginal Title and Consultation Issues” in this MD&A.
Regional Exploration
During 2008, Cameco’s exploration investment on regional exploration programs, along with support costs, was about $44 million. Australia was the largest single region, followed by Saskatchewan, northern Canada and the rest of the global program.
Testing of regional targets on the Read Lake project has led to the discovery of a new zone of uranium mineralization intersected on a three hole fence drilled at Fox Lake located approximately nine kilometres west of the McArthur River mine. The uranium mineralization discovered to date is entirely located in the sandstone, between 90 and 150 metres above the unconformity. Exploration in 2009 will attempt to discover the unconformity or basement-hosted expression of this mineralization. Cameco has a 78.24% interest and is the project operator while AREVA holds the remaining interest.
In 2008, exploration activities were conducted on 65 projects worldwide including Nunavut, the Northwest Territories, Quebec, Northern Territory (Australia), Western Australia, South Australia and Mongolia.
New Investments and Acquisitions in 2008
Kintyre (Western Australia)
In August, Cameco acquired a 70% interest in the Kintyre project located in Western Australia (WA). Development of this project is subject to state government approval and reaching an agreement with the traditional land owners. Mitsubishi Development Pty. owns the remaining 30% interest.
On November 17, 2008, the government of WA officially lifted the state ban on uranium mining in WA, giving companies the ability to obtain exploration licences and mine and export uranium. The lifting of the ban removes a potential obstacle for the development of the Kintyre project should the exploration and development programs over the next several years lead to a decision to mine the deposit.
Logistical preparations related to the Kintyre project were underway by year end with the objective of commencing exploration activities in the second quarter of 2009. Cameco is opening a regional office in Perth, WA, to manage the large investment in this advanced exploration project over the coming years.

Angela Property (Northern Territory, Australia)
On February 20, 2008, the Northern Territory government awarded Cameco Australia Ltd. and Paladin Energy Ltd. joint venture (Cameco-Paladin) the Angela uranium property located near Alice Springs.
On October 3, 2008, the Northern Territory Government issued Cameco-Paladin an exploration licence, paving the way for exploration work to commence. Provided that all necessary permits are received, exploration activities are expected to commence late in the first quarter of 2009.
GoviEx (Niger)
On August 22, 2008, Cameco formed a strategic alliance with GoviEx Uranium Inc. (GoviEx) and acquired an approximate 11% interest in the company for $28 million (US).
Under the strategic alliance, Cameco can acquire another approximate 10% interest in GoviEx for $31 million (US) following completion of a due diligence review. The arrangement stipulates the vast majority of the proceeds received from Cameco will be used for uranium exploration.
If we increase our ownership in GoviEx after completion of due diligence, we secure additional ownership and governance rights. These include the right to increase our ownership interest up to a maximum of approximately 48%. The cost to Cameco of increasing our ownership to 48% would be between $145 million (US) and $212 million (US), depending upon the timing of the purchase, which is subject to various technical milestones being met. GoviEx is the operator of its projects.
GoviEx is a closely held exploration company formed in 2006, with uranium exploration assets in Niger, Africa.
GoviEx holds about 2,300 square kilometres of exploration property in the region around Arlit, and 2,400 square kilometers of property around Agadez.
GoviEx field teams are analyzing historical data and have begun a drilling program to confirm and expand historical resource estimates in the Arlit area to provide data that conforms to the Canadian Securities Administrators’ National Instrument 43-101 (NI 43-101) standards.
2009 Exploration Program
Cameco plans to invest approximately $50 million to $55 million on uranium exploration during 2009 as part of our long-term strategy.
Brownfield Exploration
Approximately 36% of the uranium exploration budget will be for brownfield exploration projects in the Athabasca Basin and Australia. We plan to invest about $20 million on eight advanced projects. The largest proposed investment will be at Kintyre, with $7.7 million to be used to advance the deposit towards a NI 43-101 compliant resource estimate.
Approximately $2.5 million will be invested in the Angela project to define the resource of the existing deposits. The company also plans to continue with the P2 structure exploration program aimed at identifying mineralization in the vicinity of the McArthur River mine and will invest $2.4 million towards that goal.

The Dawn Lake Joint Venture plans to continue delineation work on the Tamarack deposit. Environmental studies will continue while more engineering-related geotechnical work will be initiated, albeit at a slower pace in 2009. Work on the Millennium deposit feasibility study will also continue at a slower pace in 2009.
Regional Exploration
The remaining exploration expenditures in 2009 are expected to be allocated among 63 projects worldwide, the majority of which are at drill target stage. Among the larger investments planned are a $2 million program on the Virgin River project in Saskatchewan, $3.6 million on two adjacent projects in Nunavut, and a $1.6 million investment on the Wellington Range project in Northern Territory, Australia.
In 2009, exploration by Cameco or by partner companies will also take place in the US, Mongolia, and South America. Cameco continues to evaluate other regions and projects globally, and we will add to our land position as new prospects are confirmed.
Our Fuel Services Business
Key Performance Drivers
The major factors that drive Cameco’s fuel services business results are:
•	conversion prices — spot and long-term,

•	volume — sales, production and purchases,

•	costs — production and purchases, and

•	the exchange rate between the US and Canadian dollars.
Prices — Spot/Long-Term (Conversion Services)
Cameco sells its conversion services directly to utilities located in many parts of the world, primarily through long-term contracts. Conversion services are priced in US dollars per kgU. The majority of conversion sales are at fixed prices adjusted for inflation.
Over the next 10 years, the majority of our contract commitments, totalling about 90 million kgU are at fixed prices adjusted for inflation.
We continue to sign new long-term contracts with fixed prices that generally reflect long-term prices at the time of the contract award. Like uranium sales, we begin delivery of conversion services on average two to four years after the agreement has been finalized. Therefore, in the coming years, Cameco’s contract portfolio will benefit from higher fixed-price contracts signed in the recent higher-priced environment.
Volumes — Sales, Production, Purchases
Sales Volume
Cameco sold 14.8 million kgU of fuel services in 2008, down 13% from the 17.0 million kgU sold in 2007. Even though Port Hope UF6 production was suspended in July 2007 through September 2008, we have met our UF6 delivery obligations (see “Production Volume” below).

We are working with our customers to manage our worldwide pool of inventories in order to meet customer requirements at specific locations. In addition, we have arranged for voluntary deferrals of UF6 deliveries and purchased UF6 conversion services. These actions are intended to allow us to meet utility delivery commitments through the first half of 2009.
The majority of the company’s conversion services are sold in the US and sales are denominated in US dollars, while production costs are incurred in Canada and denominated in Canadian dollars. A discussion about Cameco’s currency hedging program can be found under the heading “Foreign Exchange” in this MD&A.

Production Volume
Fuel Services
Our Port Hope fuel services production and SFL supply totalled 8.3 million kgU in 2008 compared to 12.9 million kgU in 2007. The decrease in 2008 is mainly due to the shut down of the UF6 plant during most of the year. UO2 conversion services and other activities at the site were not affected.
Conversion Services
Cameco received regulatory approval and safely restarted the UF6 plant in late September 2008 after making significant upgrades to structures and equipment related to liquid management practices. We believe that the combination of upgrades inside the plant and installation of a groundwater management system outside the plant will enable us to ensure no further sub-surface leaks can occur as well as to contain, recover and treat affected groundwater. In late November 2008, Cameco once again suspended UF6 production because it was unable to resolve a contract dispute and obtain commercially viable supplies of hydrofluoric acid (HF) from its sole supplier. Also because of logistical issues, alternative supplies could not be quickly established. We continue discussions to broaden our sources of supply at competitive prices and plan to resume UF6 production in the second half of 2009. Suspending production resulted in temporary layoffs for about 50 employees.
Cameco has completed a site-wide environmental investigation of subsurface contamination and is in the process of conducting a site-wide risk assessment that will identify contaminants that could pose a potential risk to the environment. The assessment is expected to be complete in the second quarter of 2009. It will be used to guide the completion of an environmental management plan that is intended to assure that corrective actions, largely in place already, mitigate potential risks. The findings of a preliminary risk assessment and the low concentrations of contaminants in the soil and groundwater outside the footprint of the UF6 plant, indicate that the health and safety of employees and the public have not been and will not be adversely affected.
The UO2 plant restarted in mid-January 2009 after being shut down for an extended planned maintenance period. Floors and in-floor structures have been brought up to the new standards of the UF6 plant.
The statements above regarding the resumption of Port Hope UF6 production and certain other statements regarding future events, including meeting UF6 utility delivery commitments, are forward-looking information and are based upon the following key assumptions and subject to the following material risks that could cause results to differ materially: we have assumed that the UF6 plant can be brought back into production without unforeseen difficulty or delay and that we will be able to obtain adequate supplies of hydrofluoric acid and at a reasonable cost, but that is subject to a number of risks including the risk of unusual difficulties arising from the extended length of time that the UF6 plant will be shut down, the risk that there will be a delay in or failure to procure the required contractors, equipment and suppliers (including of hydrofluoric acid), the risk of equipment failure, the risk of natural phenomena including inclement weather conditions and fire, and the risk of delay or ultimate lack of success; and we have assumed our efforts to meet scheduled UF6 delivery commitments will succeed, but that is subject to a number of risks including customers accelerating UF6 deliveries or UF6 production, purchases and deferrals not proceeding as planned.
Port Hope Conversion Facility Project
The Port Hope conversion facility project proposes to clean up and modernize the Port Hope conversion facility site. The CNSC held a one-day public hearing to consider the proposed environmental assessment guidelines for this project and concluded the proposed guidelines were suitable. They recommended to the federal Minister of Environment that the guidelines be accepted and a comprehensive environmental assessment was the appropriate process for the project. Subject to the Minister’s approval, the environmental assessment will proceed as per the guidelines. A licence amendment would be required following acceptance of the environmental assessment. Design and preliminary engineering for the project are continuing.
Ulba Conversion
Cameco and Kazatomprom entered into a memorandum of understanding in 2007 to co-operate on the development of uranium conversion capacity and to pursue additional uranium production. Kazatomprom is owned by the Kazakh government.
In June 2008, following the completion of a scoping study the two parties announced the establishment of Ulba Conversion LLP, to further advance the development work through the first stage feasibility study of a 12,000-tonne, UF6 conversion facility at the Ulba Metallurgical plant in Ust-Kamenogorsk, Kazakhstan. Ulba Conversion is owned 51% by Kazatomprom and 49% by Cameco.
However, in light of current market and economic conditions, the partners have decided to discontinue the feasibility work and conduct a further review of the project to define the best way to achieve the desired scope of the initiative by revisiting and developing a range of options, including alternate plant locations.
Refining
At our Blind River refinery, we produced 10.6 million kgU of UO3 in 2008 compared to 9.5 million kgU for 2007. As in 2007, Cameco continued to limit production of UO3 in 2008 because of the suspension of UF6 production at Port Hope.
The final environmental assessment for the proposed increase in the Blind River licensed production capacity from 18 to 24 million kgU per year was approved by the CNSC in the fall of 2008, and a written request for a licence amendment was submitted to the regulators in December 2008.
Fuel Manufacturing
The primary business of our fuel manufacturing facilities is to fabricate nuclear fuel bundles for sale to companies that generate electricity from Candu reactors.
In Port Hope, Ontario, our plant presses UO2 powder into pellets that are loaded into tubes and then assembled into fuel bundles for Candu utility customers. These bundles are ready to insert into the reactor core to generate clean electricity. The fuel bundles are supplied to Candu-style reactors, with sales to BPLP and BALP currently representing a substantial portion of its business. The plant’s annual capacity is approximately 1,200 tonnes uranium as finished fuel.
We are modifying our fuel manufacturing plant in Port Hope to produce fuel bundles containing slightly enriched uranium (SEU), and an agreement has been reached with BALP for supply of these bundles. Cameco received approval of both its environmental assessment and licence amendment to produce these fuel bundles and construction of the SEU production line has now been restarted. The line will be in place in ample time to meet BALP’s requirements.
In Cobourg, Ontario, we operate a facility where the primary product is zirconium tubing, an integral part of fuel bundles used by nuclear reactors. The plant also manufactures various Candu reactor components and monitoring equipment.
Purchase Volume
Cameco also has conversion services purchase commitments, which primarily reflect the conversion component of the low enriched uranium from Russian HEU, re-enriched tails product and the company’s agreement to purchase SFL’s conversion services. Cameco’s UF6 conversion purchase commitments at December 31, 2008, total about 53 million kgU, most as conversion services.
Costs
Cameco’s mix of production and purchases influences its cost of sales. Operating costs are primarily fixed with about 45% attributable to labour. The largest variable operating cost is for anhydrous hydrogen fluoride, followed by energy (gas and electricity).
The majority of Cameco’s UF6 conversion purchase commitments are under long-term, fixed-price arrangements reflecting prices lower than current spot prices. These purchase commitments totalled $323 million (US) at December 31, 2008. Refer to note 24 in the financial statements. A significant portion of these purchases have been committed under existing sales contracts.
Fuel Services Strategies
Cameco’s objective is to:
•	remain a sustainable competitive producer,

•	increase supply flexibility, and

•	maximize realized prices.
The company’s strategies include:
•	upgrade its plant and improve operating practices,

•	secure a long term supply of HF,

•	restart the UF6 plant and gradually increase production,

•	continue to focus on lowering operating costs, and

•	complete construction of the new SEU manufacturing line.
Learning from the extended shutdown of the Port Hope UF6 plant, we have taken action to enhance our plant and operating practices which we believe will ensure sustainable economic production for the long term.

Fuel Services — Capability to Deliver Results
Cameco will execute our strategies and deliver on our goals by seeking to ensure that:
•	community relations at Port Hope continue to strengthen,

•	sufficient human resources are available to replace an aging workforce,

•	capital is readily available over the longer term to support our operations, and

•	critical production supplies are available.
Community Relations
We continue to strengthen our community outreach program in Port Hope through a series of ongoing community liaison forums, presentations to the municipal council, community newsletters, newspaper advertising, public displays and open houses, and a Port Hope community dedicated website. The response from the community has been positive. Our forums, public displays and open houses have been well attended. Annual public opinion research shows that Cameco continues to enjoy a strong level of support in the community.
Human Resources
As with our uranium business, we need to ensure we have sufficient human resources to replace the aging fuel services workforce. At December 31, 2008, about 36% of the conversion services workforce was age 50 or older. We have identified the critical workforce segments and developed a long-term people strategy that includes workforce planning to meet that challenge.
Ready Access to Capital
For information on this topic, refer to the section titled “Uranium — Capability to Deliver Results — Ready Access to Capital” in this MD&A.
Availability of Supplies
Cameco’s production is dependent upon the availability of certain critical supplies. For example, at Port Hope, production is dependent on an adequate supply of hydrofluoric acid. We are examining our entire supply chain to reduce vulnerability to shortages in any of our critical supplies.
Foreign Exchange
The exchange rate between the Canadian and US dollar affects the financial results of the uranium business as well as the fuel services business. For that reason, the effect on both businesses will be discussed in this section.
Sales of uranium and fuel services are routinely denominated in US dollars while production costs are largely denominated in Canadian dollars. We attempt to provide some protection against exchange rate fluctuations by planned hedging activity designed to smooth volatility.

Hedging activities partly shelter our uranium and fuel services revenues against declines in the US dollar in the shorter term.
Cameco also has a natural hedge against US currency fluctuations because a portion of its annual cash outlays, including purchases of uranium and fuel services, is denominated in US dollars. The influence on earnings from purchased material in inventory is likely to be dispersed over several fiscal periods and is more difficult to identify.
During 2008, the US dollar strengthened against the Canadian dollar from $1.00 (US) for $0.99 (Cdn) at December 31, 2007 to $1.00 (US) for $1.22 (Cdn) at December 31, 2008. Over the course of the year, the exchange rate averaged $1.00 (US) for $1.07 (Cdn).
At December 31, 2008, we had foreign currency contracts of $975 million (US) and EUR 36 million.
The US currency contracts had an average effective exchange rate of $1.00 (US) for $1.12 (Cdn) at December 31, 2008, which reflects the original foreign exchange spot prices at the time contracts were entered into and includes net deferred gains.
At December 31, 2008, the mark-to-market loss on all foreign exchange contracts was $105 million compared to a $140 million gain at December 31, 2007.
Timing differences between the maturity dates and designation dates on previously closed hedge contracts may result in deferred revenue or deferred charges. At December 31, 2008, net deferred gains totalled $76 million. The schedule for net deferred gains to be released to earnings, by year, is as follows:

Deferred Gains (Charges)	2009	2010	2011
$ millions (Cdn)	38	33	5

In 2008, most of the net inflows of US dollars were hedged with currency derivatives. Net inflows represent uranium and fuel services sales less US dollar cash expenses and US dollar product purchases. For the uranium and fuel services businesses in 2008, the effective exchange rate, after allowing for hedging, was unchanged at $1.00 (US) for $1.11 (Cdn) compared to 2007.
For sensitivity of our net earnings in 2009 to changes in the US to Canadian dollar exchange rate, see the section titled “Consolidated Outlook for 2009” in this MD&A.
Accounting Policy Change
Effective August 1, 2008, we voluntarily chose to discontinue designating our foreign currency forward sales contracts as accounting hedges of anticipated US dollar and Euro-denominated cash inflows. A significant portion of our portfolio of derivative instruments did not qualify for hedge accounting. We concluded that the transparency of our financial reporting would be improved by applying a consistent approach in our accounting treatment for all of our foreign currency sales contracts. Since August 1, 2008, all future changes in the fair value of these contracts have been recorded in earnings rather than in other comprehensive income. Mark-to-market gains and losses recorded in other comprehensive income prior to August 1, 2008, will be recognized in net earnings at the time when the previously hedged transactions are anticipated to occur. The voluntary de-designation for accounting purposes only impacts reported earnings in future periods and does not impact our underlying risk management activities or future cash flows. See note 3 in the financial statements.
4.0	OUR PERFORMANCE AND OUTLOOK
2008 Consolidated Financial Results
Consolidated Earnings
Earnings
For the year ended December 31, 2008, our net earnings were $450 million ($1.28 per share diluted), $34 million higher than net earnings of $416 million ($1.13 per share diluted) recorded in 2007. The increase was due largely to higher earnings in the gold and electricity businesses. Earnings from the uranium business increased marginally over the prior year as a 5% increase in the realized selling price was offset by higher costs.
The aggregate gross profit margin decreased in 2008 to 37% from 38% in 2007 due to higher costs in all business segments. (Gross profit equals revenue less products and services sold less depreciation, depletion and reclamation.)
Corporate Expenses
Administration
In 2008, direct administration costs were $177 million, an increase of $48 million compared to 2007 due to business development costs at BPLP, an increase in the workforce, higher charges for recruiting and retention programs and systems enhancements.
Cameco also recorded a net recovery of $61 million in 2008 for stock compensation expense as a result of the decline in the share price during 2008. A recovery of $2 million was recorded in 2007.

$ millions	2008	2007
Direct administration	177	129

Stock-based compensation[1]	(61)	(2)

Total administration	116	127

[1]	Stock-based compensation includes amounts charged to administration under the stock option, deferred share unit, performance share unit and phantom stock option plans. It does not include the $94 million charge related to the amendment of the stock option plan in 2007. See note 20 to the financial statements.
Interest and Other
In 2008, interest and other charges were $333 million higher than in 2007 due to an increase of $42 million in realized losses on financial instruments and a $14 million reduction in interest income related to lower average cash balances during the year. There was also a $277 million increase in unrealized losses on financial instruments, as a result of the significant decline in the value of the Canadian dollar against the US dollar from 2007.

Cameco voluntarily de-designated its foreign currency forward sales contracts as hedges effective August 1, 2008. See note 3 to the financial statements.
In 2008, gross interest charges of $53 million were $10 million higher than the $43 million recorded in 2007 while interest capitalized increased to $39 million from $31 million in 2007. See note 13 to the financial statements.
Income Taxes
In 2008, we recorded a net recovery of income taxes of $25 million compared to an expense of $29 million for 2007. This change was due largely to a recovery of tax expense related to the restructuring of the gold business. See note 16 to the financial statements for more complete information.
In 2008, as part of the ongoing annual audits of Cameco’s Canadian tax returns, Canada Revenue Agency (CRA) disputed the transfer pricing methodology used by Cameco and its wholly-owned Swiss subsidiary, Cameco Europe Ltd. (CEL), in respect of sale and purchase agreements for uranium products for the year 2003. We believe it is likely that CRA will reassess Cameco’s tax returns for the years 2004 through 2008 on a similar basis. Our view is that CRA is incorrect and we intend to contest their position. However, to reflect the uncertainties of CRA’s appeals process and litigation, Cameco has decided to increase its reserve for uncertain tax positions and recognize an income tax expense of $15 million in 2008 for the years 2003 through 2008. See note 16 to the financial statements.
Adjusted Earnings
For the year ended December 31, 2008, our adjusted net earnings were $589 million ($1.67 per share adjusted and diluted), $17 million higher than the adjusted net earnings of $572 million ($1.54 per share adjusted and diluted) recorded in 2007. In 2008, based on adjusted net earnings, we recorded a tax expense of $50 million compared to $28 million for 2007. Our effective tax rate increased to 7% from 5% in 2007. This change was due to a higher proportion of taxable income being earned in Canada where tax rates are higher.
Cameco uses the measure “adjusted earnings” in order to provide a more meaningful basis for period-to-period comparisons of the financial results. For a description of the adjustments, see “Use of Non-GAAP Financial Measures” on page 101. Adjusted net earnings, a non-GAAP measure, should be considered as supplemental in nature and not a substitute for related financial information prepared in accordance with GAAP.

Cash Resources
Operating Activities
In 2008, Cameco generated cash from operations of $708 million compared to $801 million in 2007. The decrease of $93 million reflects an increase in working capital requirements that more than offset the benefits of higher revenues. Trade receivables were $221 million higher than at the end of 2007 due to the timing of sales in the uranium and fuel services businesses. Materials inventories and prepaid expenses were also higher compared to 2007.
Investing Activities
In 2008, cash used in investing activities was $1,145 million compared to $527 million in 2007. Total expenditures for property, plant and equipment in 2008 were $629 million, an increase of $135 million over 2007 due to increased capital expenditures at the Saskatchewan uranium operations. In 2008, Cameco spent $503 million in the acquisition of its interests in Kintyre ($351 million), GLE ($124 million) and GoviEx ($28 million).
For 2008, expenditures for property, plant and equipment included $112 million for sustaining capital at McArthur River/Key Lake, $86 million for sustaining capital at Rabbit Lake, $57 million in development costs at Cigar Lake and $39 million in capitalized interest charges.
Financing Activities
In 2008, Cameco’s financing activities provided $540 million compared to a net use of $437 million in 2007 due largely to financing of acquisitions in the year. In 2007, Cameco spent $429 million to repurchase and cancel 9.6 million shares. In 2008, the company paid a record total of $80 million in dividends, up from $67 million in 2007.
Balance Sheet
Cash
At December 31, 2008, our consolidated cash balance totalled $269 million with Centerra holding $205 million of this amount.
Inventories
Our total product inventories increased by $56 million to $493 million compared to the end of 2007. The increase in the inventory value was attributable to higher gold inventories. The total carrying value of the uranium and fuel services inventories was similar to 2007 as declines in the quantities in inventory were offset by higher unit costs. The average cost of our uranium rose predominantly due to higher production costs. The cost of conversion services has risen due to higher production costs and an increase in the cost of purchased material. Refer to note 4 in the notes to the financial statements.
Debt
At December 31, 2008, our total debt was $1,313 million, representing an increase of $587 million compared to December 31, 2007. Included in the December 31, 2008, balance was $181 million, which represents our proportionate share of BPLP’s capital lease obligation. At December 31, 2008, our consolidated net debt to capitalization ratio was 23%, up from 18% at the end of 2007. Refer to notes 8 and 9 in the financial statements.

Off-Balance Sheet Arrangements
In the normal course of operations, Cameco enters into certain transactions which are not required to be recorded on its balance sheet. These activities include the issuing of financial assurances and long-term product purchase contracts. These arrangements are discussed in the following sections of this MD&A and the notes to the financial statements:
•	Financial Assurances:
•	2008 Nuclear Electricity Generation Business,

•	Liquidity and Capital Resources,

•	Risks and Risk Management, and

•	Notes 8, 9, 23 and 25 of the financial statements.
•	Long-Term Product Purchase Contracts
•	Uranium Business,

•	Liquidity and Capital Resources, and

•	Note 24 of the financial statements.
2006-2008 Consolidated Financial Highlights

For the Years Ended December 31
($ millions except per share amounts)	2008	2007	2006
Revenue	2,859	2,310	1,832

Earnings from operations	524	475	335

Net earnings	450	416	376

— per common share (basic)	1.29	1.18	1.07

— per common share (diluted)	1.28	1.13	1.02

Adjusted net earnings[1]	589	572	274

Cash provided by operations	708	801	418

Total assets	7,011	5,371	5,140

Long-term financial liabilities	2,024	1,633	1,592

Dividends per common share	0.24	0.20	0.16

[1]	Net earnings for the years ended December 31, 2006, 2007 and 2008 have been adjusted to exclude a number of items. Adjusted net earnings is a non-GAAP measure. For a description, see “Use of Non-GAAP Financial Measures” in this MD&A.
The following points are intended to assist the reader in analyzing the trends in the annual financial highlights for the years 2006 through 2008.
•	Revenue has trended higher over the three-year period, rising by 56% over 2006 to a record $2,859 million in 2008. This increase was primarily the result of an increase in the realized selling price for uranium, which averaged $43.91 per pound (Cdn) in 2008 compared to $24.72 per pound (Cdn) in 2006. Revenue from the gold business has also risen significantly over the three-year period due to improved prices.

•	Earnings from operations have also trended higher during the period, but the rise has been tempered somewhat by higher costs for product sold, higher direct administration charges and greater investment in exploration. The increase in the cost of sales was attributable to higher costs for purchased and produced uranium and conversion services, driven by rising spot prices, lower production and higher royalty charges for uranium. Our administration costs have risen over the three-year period due to growth in the workforce, higher costs for regulatory compliance and business development activities.
•	Net earnings have trended with revenue but our results have been significantly influenced by unusual items over the past three years. In 2006, we recorded income tax recoveries of $73 million as the result of changes in tax legislation, and we recognized a gain of $29 million (after tax) on the sale of our interest in the Fort à la Corne joint venture. In 2007, we recorded charges of $153 million after tax related to the restructuring of Centerra and $65 million after tax related to the amendment to the stock option plan to provide for a cash settlement feature, as well as a $25 million recovery of future income taxes due to tax legislation changes. In 2008, we ceased to apply hedge accounting to our portfolio of foreign exchange contracts and as a result, we recorded $166 million in unrealized mark-to-market losses due to the decline in the Canadian dollar relative to the US dollar. We also recorded $30 million in charges to reduce the carrying value of certain investments.

•	Adjusted net earnings for 2008 have more than doubled to $589 million compared to the $274 million recorded in 2006. The 109% increase to $572 million in 2007 from 2006 was attributable to improved results in the uranium business related to an improved realized price, driven by a significant increase in the spot price for uranium. Adjusted net earnings rose to $589 million in 2008 compared to $572 million in 2007 due to improvement in the realized prices for gold and electricity.

•	In 2008, Cameco generated cash from operations of $708 million compared to $801 million in 2007. This decrease of $93 million was mainly attributable to the higher working capital requirements in 2008, which were related to normal variations in our accounts receivable balance. Cash from operations of $801 million in 2007 represented an increase of $383 million compared to the $418 million recorded in 2006. This increase was mainly due to higher revenues in the uranium business.

•	The major components of Cameco’s long-term financial liabilities are long-term debt, future income taxes and the provision for reclamation. In 2008, Cameco’s total long-term financial liabilities increased to $2,024 million from $1,633 million at the end of 2007 due to a $69 million increase in our provision for reclamation and a $587 million increase in debt, partially offset by a $181 million reduction in future income taxes.

•	At the end of 2008, Cameco’s total assets amounted to $7,011 million, an increase of $1,640 million over the previous year. Most of the change was due to investments in long-term assets including the acquisitions of interests in Kintyre, GLE and GoviEx. A $221 million increase in accounts receivable also contributed to the change.
2008 Uranium Business Financial Results
Cameco’s uranium business consists of the McArthur River, Key Lake and Rabbit Lake mine and mill operations in Saskatchewan, two ISR mines in the United States, the Inkai ISR test mine in Kazakhstan, the Cigar Lake development project in Saskatchewan and uranium exploration projects located primarily in Canada, Australia and Kazakhstan. The uranium business also involves the purchase and sale of uranium concentrates.

Uranium Business Highlights

	2008	2007	% Change
Revenue ($ millions)[1]	1,512	1,269	19
Gross profit ($ millions)	665	648	3
Gross profit %	44	51	(14)
Earnings before taxes ($ millions)	567	572	(1)
Average realized price
($US/lb)	39.52	37.47	5
($Cdn/lb)	43.91	41.68	5
Sales volume (million lbs)[1]	34.1	30.2	13
Production volume (million lbs)[2]	17.0	19.8	(14)

[1]	Revenue in the amount of $85 million on 2.6 million pounds previously deferred due to a standby product loan was recognized in 2008 as a result of the cancellation of the product loan agreement. In 2007, previously deferred revenue in the amount of $44 million was recognized on 2.9 million pounds.
[2]	Excludes Inkai production, which is not considered commercial.
Revenue and Realized Price
Compared to 2007, revenue from our uranium business rose by 19% to $1,512 million due to a 13% increase in sales volume and a 5% increase in the realized selling price. The timing of deliveries of uranium products within a calendar year is at the discretion of customers. Therefore, our quarterly delivery patterns can vary significantly.
Our contracts include market-related and fixed pricing (escalated by inflation) mechanisms. Market-related contracts reference either spot or long-term price indicators at the time of delivery. The increase in our average realized price in 2008 was the result of higher prices under both market-related and fixed-price contracts.
Cost of Products and Services Sold
For 2008, the cost of products and services sold was $712 million ($20.88 per pound U3O8) compared to $516 million ($17.09 per pound U3O8) in 2007, due to higher costs for produced material and higher charges for royalties. In 2008, the unit cost for produced uranium increased significantly compared to 2007 due to lower production, which declined by 14%. Increased costs for labour, propane and reagents also contributed to the rise in production costs. In 2008, Cameco recorded total royalty expenses of $82 million compared to $60 million in 2007 due to the increase in realized selling price, resulting in higher overall royalty payments and the recognition of $29 million in tiered royalty charges.
Depreciation, Depletion and Reclamation
In 2008, depreciation, depletion and reclamation (DD&R) charges were $135 million compared to $105 million in 2007 due largely to the 13% increase in volume. On a per unit basis, DD&R costs were about 14% higher than in 2007 due to increased estimates for reclamation for the Saskatchewan mine sites.
Gross Profit
In 2008, our gross profit from the uranium business amounted to $665 million compared to $648 million in 2007, an increase of 3%. This was attributable to the 5% increase in the realized price for uranium being largely offset by the higher production costs and charges for royalties. The gross profit margin fell to 44% from 51% due to the increase in the unit cost of product sold.

2008 Fuel Services Business Financial Results
Fuel Services Highlights

	2008	2007	% Change
Revenue ($ millions)	252	239	5
Gross profit ($ millions)	8	(23)	135
Gross profit %	3	(10)	130
Earnings before taxes ($ millions)	6	(23)	126
Sales volume (million kgU)[1]	14.8	17.0	(13)
Production volume (million kgU)[1,2]	8.3	12.9	(35)

[1]	Kilograms of uranium (kgU).

[2]	Production volume includes UF6, UO2, fuel fabrication and UF6 supply from SFL.
Revenue and Realized Price
In 2008, revenue from our fuel services business rose by 5% to $252 million compared to 2007 as the impact of a decline in sales volumes was offset by an increase in the realized price. Compared to 2007, sales volumes were 13% lower due to UF6 production constraints in 2008. The average realized selling price for our fuel services products was 21% higher than in 2007. Most conversion sales are at fixed prices and have not yet fully benefited from the increase in UF6 long-term market prices, but the trend has been positive.
Cost of Products and Services Sold
In 2008, the cost of products and services sold was $218 million compared to $238 million in 2007, a decrease of 8% due largely to lower sales volumes. The cost of product sold was also impacted by the shutdown of the UF6 conversion plant following the discovery of contaminated soil in July 2007. All costs incurred during the shutdown have been expensed as incurred. In 2008, we expensed $43 million in operating costs compared to $27 million in 2007. The cost of product sold for 2007 also reflected an accrual of $15 million that was recorded as a provision for the cleanup of the contaminated material.
Depreciation, Depletion and Reclamation
In 2008, DD&R charges were $27 million compared to $24 million in 2007 due largely to increased estimates for asset retirement obligations and increased investments in fixed assets. Late in 2006, Cameco updated its decommissioning plans for its fuel services facilities. These plans included revised cost estimates, which were more than double the previous amounts. The higher estimated costs are charged to earnings over the remaining expected lives of the facilities.
Gross Profit
In 2008, Cameco recorded gross profit from the fuel services business of $8 million compared to a loss of $23 million in 2007 due largely to the increase in realized price. The gross profit margin was 3% in 2008 compared to a loss of 10% for 2007.

2008 Nuclear Electricity Generation Business Results
Bruce Power Limited Partnership (100% basis)

	2008	2007	% Change
Output — terawatt hours (TWh)	24.7	25.3	(2)
Capacity factor (%)[1]	87	89	(2)
Realized price ($/MWh)	57	52	10
Average Ontario electricity spot price ($/MWh)	49	48	2
($ millions)
Revenue	1,409	1,319	7
Operating costs[2]	900	881	2
Cash costs
— operating & maintenance	585	578	1
— fuel	78	68	15
— supplemental rent[3]	116	113	3
Non-cash costs (amortization)	121	122	(1)
Income before interest and finance charges	509	438	16
Interest and finance charges	41	—	N/A
Earnings before taxes	468	438	7
Cash from operations	547	503	9
Capital expenditures	85	98	(13)
Distributions[4]	329	455	(28)
Operating costs ($/MWh)	36	35	3

[1]	Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.

[2]	Net of cost recoveries.

[3]	Supplemental rent is about $29 million per operating reactor for 2008.

[4]	Distributions for 2008 exclude the full repayment of the partner loans of $225 million. Cameco’s share of the debt repayment was $75 million.
Bruce Power’s five-year licence to operate the Bruce B reactors was to expire on March 31, 2009. After completion of day-one hearings, in December, 2008, the CNSC temporarily extended the licence to October 31, 2009 to allow completion of the day-two hearings.
Cameco’s Earnings from BPLP

$ millions	2008	2007	% Change
BPLP’s earnings before taxes (100%)	468	438	7
Cameco’s share of pre-tax earnings before adjustments	148	138	7
Proprietary adjustments	(7)	(1)	(600)
Pre-tax earnings from BPLP	141	137	3

Earnings Before Taxes
For the year ended December 31, 2008, BPLP earnings before taxes were $468 million compared to $438 million in 2007. The higher earnings are a result of higher realized prices, partially offset by lower electricity generation and higher operating costs. For the year, Cameco’s earnings before taxes from BPLP amounted to $141 million compared to $137 million in 2007.
Output
In 2008, the BPLP units achieved a capacity factor of 87% compared with 89% last year. These units produced 24.7 TWh in 2008, a decrease of 0.6 TWh over 2007 due to an increased number of outage days. In 2008, there were 100 planned outage days compared to 80 days in 2007 and unplanned outages increased to 65 days from 45 days in the prior year.
Revenue and Realized Price
For 2008, BPLP’s electricity revenue totalled $1,409 million compared to $1,319 million in 2007. During the year, BPLP’s realized price averaged $57 per MWh from a mix of contract and spot sales compared with $52 per MWh in 2007. The Ontario electricity spot price averaged about $49 per MWh in 2008, up $1 per MWh from 2007.
During 2008, about 67% of BPLP’s output was sold under fixed-price contracts compared to 38% in 2007.
As of December 31, 2008, Cameco provided guarantees to customers under these contracts of up to $38 million. In addition, Cameco has agreed to provide up to $133 million in guarantees to CNSC and $58 million to OPG to support other Bruce Power commitments. Of these amounts, corporate guarantees have been issued for $24 million to CNSC and $58 million to OPG at December 31, 2008.
Costs
For 2008, operating costs were $900 million compared with $881 million in 2007. This increase reflects the additional costs associated with the unit B5 planned outage, higher fuel costs, additional overtime to maintain the base work programs and winter storm coverage during the first quarter.
Cash from Operations
For 2008, BPLP generated $547 million in cash from operations compared to $503 million in 2007 due largely to the higher revenues, partially offset by an increase in operating costs.
Capital Expenditures
In 2008, capital expenditures were $85 million, down $13 million from $98 million in 2007. The amounts for both 2008 and 2007 represented sustaining capital expenditures.
Cash Distributions
BPLP also distributed $329 million to the partners in 2008. Cameco’s share was $104 million. The partners have agreed that excess cash will be distributed on a monthly basis and that separate cash calls will be made for major capital projects.

2008 Gold Business Results
Cameco owns about 53% of Centerra, a publicly traded gold company with two operating mines. Centerra owns 100% of the Kumtor mine in the Kyrgyz Republic and a 100% interest in the Boroo mine in Mongolia. Centerra is the operator of both mines. Centerra also has interests in exploration properties, including a 100% interest in the Gatsuurt property in Mongolia, 35 kilometres from the Boroo mine, and a 63% joint-venture interest in the REN property in Nevada. The geographic focus of Centerra’s exploration, development and acquisition efforts is in Central Asia, the former Soviet Union and other emerging markets.
Centerra’s growth strategy is to increase its reserve base and expand its current portfolio of gold mining operations by:
•	developing new mineral reserves at existing mines from in-pit, adjacent and regional exploration,

•	advancing late stage exploration properties by additional drill programs, and feasibility studies as warranted, and

•	actively pursuing selective acquisitions or mergers primarily in Central Asia, the former Soviet Union and other emerging markets worldwide.
As of December 31, 2008, Centerra’s proven and probable mineral reserves totalled 5.8 million ounces of contained gold. For more information see “Our Mineral Reserves and Resources” section of this MD&A.
Cameco will look for the right opportunity to divest of its investment in Centerra.
Gold Operating Results
Cameco fully consolidates the results of Centerra’s operations. Cameco adjusts for a 47.3% minority interest in Centerra, which reflects that share of earnings attributable to shareholders other than Cameco.

Gold Highlights (100%)	2008	2007	% Change
Revenue ($ millions)	677	405	67
Gross profit ($ millions)	219	108	103
Gross profit %	32	27	19
Realized price ($US/ounce)	853	691	23
Sales volume (ounces)	746,000	541,000	38
Production (ounces)	749,000	555,000	35
2008 Gold Financial Results
For the year ended December 31, 2008, revenue from our gold business increased by $272 million to $677 million compared to 2007. The increase in revenue was due to a higher realized selling price and higher sales volumes. The realized price for gold rose to $853 (US) per ounce in 2008 compared to $691 (US) per ounce in 2007, due to higher spot prices.

Kumtor’s production was 556,000 ounces compared to 301,000 ounces in 2007.
Production at Boroo in 2008 was 193,000 ounces compared to 254,000 ounces in 2007. The average head grade of ore fed to the mill was 2.7 g/t compared to 3.6 g/t in the same period last year.
The gross profit margin for gold increased to 32% in 2008 compared to 27% in 2007 due to the higher realized price, partially offset by higher operating costs.
Kyrgyz Republic
Kumtor Operations Update
At Kumtor, a new 30-month collective agreement was ratified in November 2008. The new contract is retroactive to July 1, 2008, and will expire on January 1, 2011.
The current pit design at Kumtor assumes that the glacial till and bedrock will be hydrologically depressurized to permit mining at the planned pitwall slope angles. Geotechnical work to date has indicated that the till is amenable to depressurization. A program to hydrologically depressurize the till and bedrock was implemented in 2008. Therefore, to reflect the technical risks associated with implementing the depressurization program, all remaining reserves in the central pit have been reclassified to probable reserves at Kumtor. All ore in stockpile inventory as of December 31, 2008, is placed in the proven reserve category.
Centerra expects mining activity to expose the unfrozen glacial tills in the second quarter of 2009. The depressurization and dewatering programs will need to be fully functional to allow for the geotechnical consolidation of the tills and to permit mining at the planned pitwall angles in 2009 and thereafter.
The Kumtor pit highwall has been studied extensively by Centerra since the SB Zone was developed in 2007. During 2008, vertical and horizontal drilling established dewatering and depressurization of the till lithography. The dewatering program was established, in consultation with a third-party consultant, to extract perched water and melt waters from the pit. Centerra reports the resulting higher strengths in the unfrozen till structure and the dewatered rock structures will improve the geotechnical characteristics in the pit walls as the mine is further developed.
In the third quarter of 2009, Centerra anticipates a two-week shutdown of the Kumtor mill to change the ball mill ring gear and to replace the SAG mill liner.
Political Update
During the third quarter of 2007, Cameco and Centerra entered into preliminary agreements with the Kyrgyz government, which were expected to provide additional business certainty for mining operations at Kumtor, further align the parties’ business interests and support Centerra’s growth plans.

These agreements were subject to a number of conditions, including the approval by Parliament of the Kyrgyz Republic. However, the agreements expired on June 1, 2008, without receiving parliamentary approval.
Discussions continue with the Kyrgyz government working group responsible for the negotiations in order to resolve outstanding issues regarding the Kumtor project. To allow for such discussions to continue and for the parties to concentrate on resolving outstanding issues related to the project, Centerra agreed to suspend the international arbitration proceedings it had previously initiated and that suspension continues. In the arbitration proceedings, the Kyrgyz Republic has taken the position that the 2003 Investment Agreement required, but did not receive, parliamentary approval and therefore is not in effect. As part of a lawsuit filed against the Kyrgyz government, a Kyrgyz court issued an order invalidating the Southwest and Sarytor mining licences. Centerra has appealed the decision.
Mongolia
Centerra has resumed negotiations with respect to an investment agreement for the Gatsuurt project. In December 2008, the parliament enacted a change to the windfall profits tax in respect of gold sales. A new threshold price in excess of $850 (US) per ounce was enacted, up from $500 (US) per ounce.
Outlook for 2009
Below is a table summarizing Cameco’s 2009 consolidated outlook as well as the outlook for each of our business segments. Following the table is a more detailed discussion of the outlook for 2009.
2009 Financial Outlook1

Nuclear
2009 Outlook	Consolidated	Uranium	Fuel Services	Electricity	Gold

Revenue	Decline slightly[2]	Decrease 5% to 10%[3]	Increase 5% to 10%	Increase 2% to 5%	—

Administration costs	Decrease 5% to 10%	—	—	—	—

Tax rate	5% to 10%	—	—	—	—

Sales volume	—	31 to 33 million lbs	Decline slightly	—	—

Unit cost of product sold	—	Increase 5% to 10%	—	Increase slightly	—

Capacity factor	—	—	—	About 90%	—

Production	—	20.1 million lbs	8 to 12 million kgU	—	720,000 to 770,000 oz.

Capital expenditures	$367 million[4]	—	—	$38 million	$96 million (US)

[1]	Cameco only provides outlook for the select items shown in the table. For all other items listed in the table, no outlook is provided.

[2]	This is the revenue outlook for the uranium, fuel services and nuclear electricity businesses and does not include gold.

[3]	Based on a uranium spot price of $47.00 (US) per pound, reflecting the UxC spot price as of February 9, 2009.

[4]	Cameco’s consolidated outlook for capital expenditures does not include Bruce Power or Centerra capital expenditures.

2009 Consolidated Outlook
In 2009, Cameco expects consolidated revenue to decline slightly compared to 2008, due largely to an expected decline in revenue from the uranium business, where sales volumes are projected to be 5% to 10% lower.
Administration costs, excluding stock-based compensation, are projected to be about 5% to 10% lower than in 2008. Uranium exploration costs are expected to range from $50 million to $55 million in 2009.
For 2009, the effective tax rate is expected to be in the range of 5% to 10% compared to 7% in 2008. The rate for 2008 is calculated on adjusted net earnings.
At December 31, 2008, every one-cent increase/decrease in the US to Canadian dollar exchange rate would result in a corresponding increase/decrease in net earnings of about $4 million (Cdn) related to unhedged exposures and about a $7 million (Cdn) decrease/increase related to mark-to-market exposure on hedges that do not qualify for hedge accounting.
Uranium Price Sensitivity (2009)
For 2009, a $10.00 (US) per pound change in the uranium spot price from $47.00 (US) per pound (reflecting the UxC spot price at February 9, 2009) would change revenue by $87 million (Cdn) and net earnings by $57 million (Cdn). This sensitivity is based on an expected effective exchange rate of $1.00 (US) being equivalent to about $1.22 (Cdn), which was the rate on February 9, 2009.
Capital Expenditures

(Cameco’s share in $ millions)	2009 Plan	2008 Actual
Growth Capital
Cigar Lake	48	57
Inkai	9	47
Total Growth	57	104

Sustaining Capital
McArthur River/Key Lake	106	112
US ISR	54	42
Rabbit Lake	38	86
Inkai	18	—
Fuel Services	23	77
Other	21	38
Total Sustaining	260	355
Capitalized Interest	50	39
Total Uranium & Fuel Services	367	498
Bruce Power (BPLP)[1]	38	33
Gold ($US)[2]	96	95

[1]	Reflects Cameco’s 31.6% share of expenditures as well as investments made by the three major partners in 2008.

[2]	Represents 100% of Centerra’s expenditures and expected to be funded by Centerra.

For 2008, our capital expenditures of $498 million for uranium and fuel services were $36 million lower than our planned expenditures for the year, due largely to curtailed activity at our Key Lake operation. Projects to revitalize the operation were deferred to 2009 and future years.
In 2009, we expect total capital expenditures for uranium and fuel services to decrease by 26% to $367 million. The decrease is largely the result of lower growth expenditures at Cigar Lake and Inkai. In addition, sustaining capital expenditures will decrease at fuel services and Rabbit Lake.
The major 2009 sustaining expenditures include:
•	McArthur River/Key Lake. For McArthur River, the largest component is mine development work at about $40 million. Other projects include installation of freezing and distribution systems, and work on dewatering equipment and mine ventilation. The program continues to test the boxhole boring method and we expect to take delivery of two new raisebore drills early in the year. At Key Lake, mill revitalization is the largest project at approximately $25 million. The purpose of this multi-year project is to enhance the mill’s capability to produce over the long term. For more information refer to “Uranium Operations — McArthur River/Key Lake” in this MD&A.
•	US in situ recovery (ISR). Wellfield construction and well installation is the largest project at approximately $25 million. Work on Reynolds Ranch satellite operation and infrastructure is also planned.
•	Rabbit Lake. Mine development activity at Eagle Point is the largest project at about $15 million. Other projects include mine ventilation system, completion of the low pH clarifier, and work to complete the expansion of the pit crest and to study options for long-term tailings placement.
Capital expenditures are classified as growth or sustaining. Growth capital is defined as capital incurred to bring on incremental production plus business development initiatives. The remainder is classified as sustaining capital. For growth projects, total expenditures are projected to be $57 million in 2009.
This consolidated outlook for 2009 is forward-looking information and is based upon the key assumptions and subject to the material risks that could cause results to differ materially which are discussed under the heading “Caution Regarding Forward-Looking Information and Statements”, and the particular assumptions and material risk factors relating to each of our business segments that are discussed following the outlook for that segment presented below.
2009 Outlook for Uranium
In 2009, reported uranium sales quantities are expected to total 31 million to 33 million pounds U3O8. We expect our reported revenue to be about 5% to 10% lower than in 2008 due to the expected decrease in reported sales volume. For an indication of our expected realized price for 2009, please see the section titled “Uranium Price Sensitivity (2009 to 2013) in this MD&A.

Cameco’s share of uranium production for 2009 is projected to total about 20.1 million pounds of U3O8, up significantly compared to 2008 due to stronger operating performance and the anticipated ramp-up of production at Inkai.
The unit cost of product sold is projected to increase by 5% to 10% as a result of expected higher tiered royalty costs and increased production costs in 2009.
We currently estimate that tiered royalties will reduce net earnings between $40 million and $45 million in 2009. We will be eligible for additional capital allowances once Cigar Lake commences production, at which time we do not expect to pay tiered royalties until the additional allowances are fully exhausted. The following is an example of how tiered royalties are estimated.
Calculation of Tiered Royalties
(2008 rates; index value to determine rates for 2009 not available until April 2009)
Assumptions:
•	based on 100,000 pounds U3O8 sold, and
•	no capital allowance is available.

Sales Price				Total Tiered
Realized ($Cdn)	Tier 1 Royalty[1]	Tier 2 Royalty[2]	Tier 3 Royalty[3]	Royalty
$25	$47,040	—	—	$47,040
35	107,040	$37,040	$3,350	147,430
45	167,040	77,040	53,350	297,430
55	227,040	117,040	103,350	447,430
65	287,040	157,040	153,350	597,430
75	347,040	197,040	203,350	747,430
85	407,040	237,040	253,350	897,430

[1]	6% x (Sales Price — $17.16) x 100,000 pounds U3O8.

[2]	4% x (Sales Price — $25.74) x 100,000 pounds U3O8.

[3]	5% x (Sales Price — $34.33) x 100,000 pounds U3O8.
This uranium business outlook for 2009 is forward-looking information and is based upon the key assumptions and subject to the material risks that could cause results to differ materially and which are discussed under the heading “Caution Regarding Forward-Looking Information and Statements”. In particular, we have assumed that there will be no significant changes in sales volumes, purchases and prices, and that there will be no disruption or reduction of supply from our facilities or third-party sources other than as disclosed. We have also assumed a uranium spot price of $47.00 (US) per pound reflecting the UxC spot price as of February 9, 2009. Material risks that could cause actual results to differ materially include significant adverse changes in sales volumes, purchases and prices, and the actual occurrence of additional supply disruptions or reductions.

Uranium Price Sensitivity (2009 to 2013)
The prices shown in our expected average realized uranium price table below are intended to provide the reader with a general indication of how Cameco’s expected realized prices for uranium may tend to vary with changes in market prices. The table shows an indicative range of average prices at this time that Cameco would expect to realize under its uranium sales portfolio over the period 2009 to 2013.
The expected realized prices reported in this table may change from quarter to quarter based on changes in a number of variables, including:
•	new contracts entered into during the quarter,
•	variations in the actual spot price or long-term price during the most recent quarter from the price assumptions in the table published in the previous quarter,
•	changes in inflation assumptions,
•	changes in delivery plans from those assumed in the table published in the previous quarter as a result of requirements contracts or volume flexibility terms contained in some contracts, and
•	changes in the volume of uncommitted material.
Due to the number of variables affecting Cameco’s realized prices, we have made a simplifying assumption by setting the spot price at the levels noted, and calculating our expected realized prices accordingly. For example, under the $60.00 (US) spot price scenario, the calculation of realized prices assumes the spot price reaches $60.00 (US) at January 1, 2009, and remains at that level through 2013. Each column in the table should be read assuming the column header spot price remains constant for the entire five-year period. Actual realized prices in any given year will differ from what is shown in the table due to the fact that we are continually signing new contracts, with first deliveries generally beginning on average two to four years after contract signing.
Many of the contracts we are delivering into during the period 2009 to 2013 were finalized in 2003 to 2005 when industry market prices were in the range of about $11 to $31 (US) (see table below for industry average uranium market prices from 2003 to 2008). To the extent these contracts are fixed at historic uranium prices or have low ceiling prices, they will yield lower prices than current market prices. As these older contracts expire over the next few years and we begin delivering into more contracts signed since 2006, our average realized price will benefit.
The table below outlines the industry average uranium market prices over the past few years which may help put our average realized prices into perspective.
Industry Average Uranium Market Prices ($US/lb U3O8)

	2003	2004	2005	2006	2007	2008
Spot price indicator	11.55	18.60	28.67	49.60	99.29	61.58
Long-term price indicator	12.10	21.00	30.66	49.90	90.83	82.50
The uranium price sensitivity table for the period 2009 to 2013 below has been updated to reflect deliveries made and contracts entered into up to December 31, 2008.

Cameco Expected Average Realized Uranium Price (Rounded to the nearest $1)
Current $US/lb U3O8

Spot Price	$20	$40	$60	$80	$100	$120	$140
2009	29	34	38	43	47	52	54
2010	32	39	48	54	61	69	76
2011	36	41	50	57	66	74	82
2012	37	40	48	57	66	75	84
2013	44	47	57	67	78	88	97
This price table is forward-looking information and is based upon the material assumptions, and subject to the material risks, discussed under the heading “Caution Regarding Forward-Looking Information and Statements”, as well as the following key assumptions, and material risks which could cause actual prices to vary:
•	sales volume of 32 million pounds for 2009 (which has been adjusted for the accounting requirements of the product loan agreement) and a sales volume of about 30 million pounds for each year thereafter. Variations in our actual sales volume could lead to materially different results,
•	utilities take the maximum quantities allowed under their contracts, unless a delivery notice has been provided, which is subject to the risk that they take lower quantities resulting in materially different realized prices,
•	Cameco defers a portion of deliveries under contract for 2009 through 2011 as a result of exercising its rights under supply interruption provisions,
•	all volumes for which there are no existing sales commitments are assumed to be delivered at the spot price assumed for each scenario, which is subject to the risk that sales are at prices other than spot prices which could result in materially different realized prices,
•	the average long-term price indicator in a given year is assumed to be equal to the average spot price for that entire year. Fluctuations in the spot price or the long-term price, during the course of a year could lead to materially different results, and
•	an inflation rate of 2.5%, but variations in the inflation rate could have a material impact on actual results.
The assumptions stated above, including our annual sales volumes and the price realized from them, are made solely for the purpose of the foregoing price table and do not necessarily reflect our views of anticipated results.
Fuel Services Outlook for 2009
Cameco expects 2009 revenue from the fuel services business to be 5% to 10% higher than that reported in 2008. The average realized selling price for our fuel services products is expected to increase by 5% to 10%, while the reported sales volumes are expected to be slightly lower than those reported in 2008.
Fuel services production at Port Hope and SFL supply are expected to total between 8 and 12 million kgU in 2009 compared to 8.3 million kgU in 2008. Cameco expects the Port Hope UF6 conversion plant will restart production in the second half of 2009. We anticipate annual production for 2009 at Blind River to be about 10 million kgU.
Fuel Services Price Sensitivity Analysis
The majority of fuel services sales are at fixed prices with inflation escalators. In the short term, Cameco’s financial results for fuel services are relatively insensitive to changes in the spot price for conversion. Newer fixed-price contracts generally reflect longer term prices at the time of contract award. Therefore, in the coming years, we expect our contract portfolio for conversion services will be positively impacted by these higher fixed-price contracts.

This fuel services business outlook for 2009 is forward-looking information and is based upon the key assumptions and subject to the material risks that could cause results to differ materially and which are discussed under the heading “Caution Regarding Forward-Looking Information and Statements”. In particular, we have assumed that there will be no significant changes in sales volumes, purchases and prices, and that there will be no disruption or reduction of supply from our facilities or third-party sources other than as disclosed. We have also assumed the successful restart and rampup of the Port Hope UF6 plant in mid-2009. Material risks that could cause actual results to differ materially include significant adverse changes in sales volumes, purchases and prices, the actual occurrence of additional supply disruptions and the unsuccessful restart and/or rampup of the Port Hope UF6 plant.
BPLP’s Outlook for 2009
For 2009, we anticipate BPLP revenue to be 2% to 5% higher than in 2008 due primarily to higher generation. The realized price for electricity is expected to be similar to the $57 per MWh recorded in 2008. In 2009, capacity factors for the B units are expected to average about 90%.
For 2009, the average unit cost (net of cost recoveries) is expected to increase marginally over the $36 per MWh reported in 2008. Total operating costs are expected to rise by about 5% in 2009 over 2008, due primarily to increases in fuel and staff costs.
2009 BPLP Capital Expenditures (100% Basis)
BPLP’s sustaining capital is expected to total $119 million in 2009. Cameco expects that funding of these capital expenditures will come entirely from BPLP cash flows. However, available funds will depend on electricity market prices and the operational performance of the BPLP reactors.
Electricity Price Sensitivity Analysis
For 2009, BPLP has about 12.5 TWh under contract, which would represent about 49% of Bruce B generation at its planned capacity factor. For 2009, a $1.00 per MWh change in the spot price for electricity in Ontario would change Cameco’s after-tax earnings from BPLP by about $3 million.
This 2009 outlook for BPLP is forward-looking information and is based upon the key assumptions and subject to the material risks that could cause results to differ materially and which are discussed under the heading “Caution Regarding Forward-Looking Information and Statements”. In particular, we have assumed that the B units will achieve their targeted capacity factor and that there will be no significant changes in costs, contract levels and prices. Material risks that could cause actual results to differ materially include the failure of the B units to achieve their targeted capacity factor, and the occurrence of significant adverse changes in costs and prices.
Gold Outlook for 2009
Overall, 2009 production is expected to total between 720,000 to 770,000 ounces of gold. At Kumtor, production for 2009 is expected to be about 560,000 to 600,000 ounces of gold, 40% of which is expected to occur in the fourth quarter. At Boroo, we expect production in the range of 160,000 to 170,000 ounces of gold in 2009.
Centerra currently plans to leave its gold production unhedged.

Gold Price Sensitivity Analysis
For 2009, a $25.00 (US) per ounce change in the gold spot price would change Cameco’s net earnings by about $8 million (Cdn). This sensitivity is based on an expected effective exchange rate of $1.00 (US) being equivalent to about $1.22 (Cdn), which was the rate on February 9, 2009.
This outlook for the gold segment of our business is forward-looking information and is based upon the key assumptions, and subject to the material risks that could cause results to differ materially and which are discussed under the heading “Caution Regarding Forward-Looking Information and Statements”. In particular, we have assumed Centerra’s planned 2-week shutdown of the Kumtor mill in the third quarter of 2009 to change the ball mill ring gear and to replace the SAG mill liner is successfully completed on time, but that is subject to a number of risks including the risk of delay, or unforeseen difficulty which could result in disruption or reduction in planned gold production; we have assumed the dewatering and depressurization programs at Kumtor continue to function properly and the management system works as planned, but that is subject to a number of risks including lack of success of these programs and systems or equipment failure; we have assumed that the grade and recoveries at Kumtor will increase in the fourth quarter of 2009 in accordance with mine plan and block model, but that is subject to the risk that grade and recoveries are not as anticipated; and we have assumed there is no disruption or reduction in planned gold production due to natural phenomena, labour disputes, political risks or other development and operation risks, but that is subject to risk that there is a disruption or reduction due to the occurrence of one or more these risks which could cause results to vary materially.
2008 Fourth Quarter Consolidated Results
2008 Fourth Quarter Consolidated Results

	Three months ended
Financial Highlights	December 31
($ millions except per share amounts)	2008	2007	% Change
Revenue	918	494	86
Earnings from operations	65	68	(4)
Cash provided by operations[1]	340	57	496
Net earnings	31	61	(49)
Earnings per share (EPS) — basic ($)	0.08	0.18	(56)
EPS — diluted ($)	0.08	0.17	(53)
EPS — adjusted and diluted ($)[2]	0.49	0.15	227
Adjusted net earnings[2]	179	53	238

[1]	After working capital changes.

[2]	Net earnings for the quarters ended December 31, 2007 and 2008 have been adjusted to exclude a number of items. Adjusted net earnings is a non-GAAP measure. For a description, see “Use of Non-GAAP Financial Measures” in this MD&A.
For the three months ended December 31, 2008, our adjusted net earnings were $179 million ($0.49 per share diluted), $126 million higher than the adjusted net earnings of $53 million ($0.15 per share diluted) recorded in the fourth quarter of 2007. The increase was due to higher earnings in the uranium and gold businesses driven by increases in sales volumes and realized selling prices.
Compared to the fourth quarter of 2007, exploration expenditures were $8 million higher, at $25 million, with uranium exploration expenditures up $4 million to $15 million (focused in Saskatchewan, Australia and Nunavut). Gold exploration expenditures at Centerra were $4 million higher compared to the fourth quarter of 2007.

In the fourth quarter of 2008, we recorded an income tax expense of $31 million, based on adjusted earnings, compared to an $8 million recovery in the same period of 2007. Our effective income tax rate was 13% in the fourth quarter of 2008 compared to a 16% recovery in the same period in 2007 due to an increase in the proportion of income taxable in Canada.
In the fourth quarter of 2008, our costs for direct administration were $62 million, an increase of $23 million compared to 2007. The increase reflects higher costs for BPLP business development activities as well as an increase in the workforce.

	Three months ended
	December 31
$ millions	2008	2007
Direct administration	62	39
Stock-based compensation[1]	(7)	(24)

Total administration	55	15

[1]	Stock-based compensation includes amounts charged to administration under the stock option deferred share unit, performance share unit and phantom stock option plans. It does not include the $94 million charge related to the amendment of the stock option plan in 2007. See note 20 to the financial statements.
2007-2008 Quarterly Consolidated Financial Highlights

Highlights
($ millions except	2008				2007
per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	918	729	620	592	494	681	725	410
Net earnings	31	136	150	133	61	91	205	59
EPS — basic ($)	0.08	0.39	0.44	0.38	0.18	0.26	0.58	0.16
EPS — diluted ($)	0.08	0.39	0.43	0.38	0.17	0.25	0.55	0.16
Cash from operations	340	109	113	146	57	450	155	139
The following points are intended to assist the reader in analyzing the trends in the quarterly financial highlights for 2008:
•	Cameco’s financial results are strongly influenced by the performance of our uranium business, which in 2008 accounted for 53% of annual consolidated revenues.

•	Revenue of $918 million in the fourth quarter of 2008 represented an all-time record and was 26% higher than in the third quarter due to increased sales volumes in the uranium and gold businesses. Timing of customer requirements, which tend to vary from year to year, drives revenue in the uranium and fuel services businesses. In 2007, sales volumes for uranium were most heavily weighted to the second quarter of the year and the highest realized price was recorded in the third quarter.

•	Net earnings do not trend directly with revenue because of unusual items and transactions that occur from time to time. The company uses a non-GAAP measure, adjusted net earnings, to provide a more meaningful basis for period-to-period comparison of financial results.

•	Cash from operations tends to fluctuate largely due to the timing of deliveries and product purchases in the uranium production and fuel services businesses.
2008 Fourth Quarter Business Segment Financial Results
2008 Fourth Quarter Uranium Business Financial Results

	Three months ended
	December 31
Highlights	2008	2007	% Change
Revenue ($ millions)	450	219	105
Gross profit ($ millions)	193	81	138
Gross profit %	43	37	16
Earnings before taxes ($ millions)	168	63	167
Average realized price
($US/lb)	35.31	38.92	(9)
($Cdn/lb)	42.77	39.64	8
Sales volume (million lbs)	10.5	5.5	91
Production volume (million lbs)	5.4	5.6	(4)
Uranium Financial Results
Fourth Quarter
Compared to the fourth quarter of 2007, revenue from our uranium business increased by $231 million to $450 million due to a 91% increase in reported sales volumes and an 8% increase in the realized selling price (in Canadian dollars). The timing of deliveries of uranium products within a calendar year is at the discretion of customers. Therefore, our quarterly delivery patterns can vary significantly. The increase in the average realized price (in Canadian dollars) was related to higher prices under fixed-price contracts and a more favourable foreign exchange rate.
Our total cost of products and services sold, including DD&R, increased to $257 million in the fourth quarter of 2008 from $138 million in the fourth quarter of 2007 due to the 91% increase in reported sales volumes. In 2008, unit cost of product and services sold was similar to 2007.
Our earnings before taxes from the uranium business increased to $168 million from $63 million in the fourth quarter of last year. The gross profit margin increased to 43% compared to 37% in the fourth quarter of 2007.

2008 Fourth Quarter Fuel Services Business Financial Results

	Three months ended
	December 31
Highlights	2008	2007	% Change
Revenue ($ millions)	70	77	(9)
Gross profit ($ millions)	14	(36)	139
Gross profit %	19	(47)	140
Earnings before taxes ($ millions)	12	(36)	133
Sales volume (million kgU)[1]	4.6	6.4	(28)
Production volume (million kgU)[1,2]	2.6	1.7	53

[1]	Kilograms of uranium (kgU).

[2]	Production volume includes UF6, UO2, fuel fabrication, and UF6 supply from SFL.
Fuel Services Financial Results
Fourth Quarter
In the fourth quarter of 2008, revenue from our fuel services business was $70 million, a decrease of $7 million compared to the same period in 2007 due to a 28% decrease in reported sales volumes, partially offset by a 25% increase in the average realized price.
Total cost of products and services sold, including DD&R, decreased to $56 million from $113 million in 2007. The cost of products sold was impacted by the shutdown of the Port Hope UF6 conversion plant. In 2007, all costs associated with the UF6 conversion plant ($18 million) were expensed as incurred in the fourth quarter. In addition, an estimate of $15 million related to the cleanup of contaminated material was recorded in the fourth quarter of 2007. In 2008, the UF6 plant was operational in the fourth quarter and operating costs were inventoried rather than expensed.
In the fourth quarter of 2008, the company recorded earnings before taxes in fuel services of $12 million compared to a loss of $36 million in 2007.

2008 Fourth Quarter Nuclear Electricity Generation Business Financial Results
Bruce Power Limited Partnership (100% basis)

	Three months ended
	December 31
	2008	2007	% Change
Output — terawatt hours (TWh)	7.0	6.7	4
Capacity factor (%)[1]	97	93	4
Realized price ($/MWh)	57	54	6
Average Ontario electricity spot price ($/MWh)	49	48	2
($ millions)
Revenue	399	359	11
Operating costs[2]	207	207	0
Cash costs
— operating & maintenance	124	130	(5)
— fuel	23	19	21
— supplemental rent[3]	29	28	3
Non-cash costs (amortization)	31	30	3
Income before interest and finance charges	192	152	26
Interest and finance charges	11	—	N/A
Earnings before taxes	181	152	19
Cash from operations	176	165	7
Capital expenditures	19	41	(54)
Distributions	205	185	11
Operating costs ($/MWh)	30	31	(3)

[1]	Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.

[2]	Net of cost recoveries.

[3]	Supplemental rent is about $29 million per operating reactor for 2008.
In the fourth quarter of 2008, BPLP generated cash from operations of $176 million compared to $165 million in the fourth quarter of 2007. The increase reflects higher revenues, output and realized prices, partially offset by increased working capital requirements. Capital expenditures for the fourth quarter of 2008 totalled $19 million compared to $41 million during the same period in 2007.
BPLP also distributed $205 million to the partners in the fourth quarter, with Cameco’s share being $65 million. The partners have agreed that excess cash is to be distributed on a monthly basis and that separate cash calls will be made for major capital projects.

Cameco’s Earnings from BPLP

	Three months ended
	December 31
($ millions)	2008	2007	% Change
BPLP’s earnings before taxes (100%)	181	152	19
Cameco’s share of pre-tax earnings before adjustments	57	48	19
Proprietary adjustments	(2)	(2)	0
Pre-tax earnings from BPLP	55	46	20
Fourth Quarter
Earnings Before Taxes
Cameco’s pre-tax earnings from BPLP amounted to $55 million during the fourth quarter compared to $46 million in 2007. This increase in 2008 was due to improved generation and higher realized prices in the quarter.
Output
BPLP achieved a capacity factor of 97% in the fourth quarter of 2008 compared to 93% in the same period of 2007. During the fourth quarter of 2008, the BPLP units generated 7.0 TWh of electricity compared to 6.7 TWh in 2007.
Revenue and Realized Price
For the fourth quarter of 2008, BPLP’s electricity revenue increased to $399 million from $359 million over the same period in 2007 due to higher output and a $3 per MWh increase in the realized price.
The realized price achieved from a mix of contract and spot sales averaged $57 per MWh in the quarter, which was 6% higher than the realized price last year. During the quarter, the Ontario electricity spot price averaged $49 per MWh compared to $48 per MWh in the fourth quarter of 2007.
To reduce its exposure to spot market prices, BPLP has a portfolio of fixed-price sales contracts. During the fourth quarter of 2008, about 76% of BPLP output was sold under fixed-price contracts, up from the 40% level during the same period in 2007.
Costs
Operating costs (including amortization) were $207 million in the fourth quarter of 2008, unchanged compared to the same period of 2007. About 95% of BPLP’s operating costs are fixed. As such, most of the costs are incurred whether the plant is operating or not. On a per MWh basis, the operating cost in the fourth quarter of 2008 was $30 compared to $31 in the fourth quarter of 2007.

2008 Fourth Quarter Gold Results

	Three months ended
	December 31
Highlights	2008	2007	% Change
Revenue ($ millions)	277	88	215
Gross profit ($ millions)	102	21	386
Gross profit %	37	24	54
Realized price ($US/ounce)	806	789	2
Sales volume (ounces)	299,000	113,000	165
Gold production (ounces)[1]	284,000	133,000	114

[1]	Represents 100% of production from the Kumtor and Boroo mines.
Gold Financial Results
Fourth Quarter
For the three months ended December 31, 2008, revenue from our gold business increased by $189 million to $277 million compared to the fourth quarter of 2007. The increase in revenue was due mainly to higher sales, which increased by 165% due to higher production. The realized price for gold rose modestly to $806 (US) per ounce in the quarter compared to $789 (US) per ounce in the fourth quarter of 2007, due to higher spot prices. Centerra produced 284,000 ounces of gold in the fourth quarter of 2008, which was 151,000 ounces more than the 133,000 ounces of gold reported in the fourth quarter of 2007. The higher gold production was mainly due to higher output at the Kumtor mine, where production increased to 237,000 ounces from 74,000 ounces in 2007 as the result of a higher ore grade, averaging 5.6 g/t in the fourth quarter of 2008 compared to the 2.6 g/t milled in the same quarter of 2007.
Liquidity and Capital Resources
Overview
During 2008, Cameco arranged for a $470 million short-term credit facility in support of two significant acquisitions, entered into a standby product loan facility with one of its customers, expanded its letter of credit facilities and redeemed its 5% convertible subordinated debentures.
Discussion of Impact of Current Economic Conditions
Financial liquidity represents the company’s ability to fund future operating activities and investments.
Cameco has large, reliable customers that continue to require uranium regardless of the current world financial situation and we have built a uranium contract portfolio that we expect will provide a solid revenue stream for years to come.
However, the timing of Cameco’s cash receipts does not necessarily coincide with the timing of disbursements. Therefore, we rely on short-term debt predominately to fund these fluctuations in working capital. We also use short-term debt to provide flexibility for funding longer-term requirements until the balance accumulates to a level that warrants refinancing.

Recent uncertainty in the global financial markets has constrained the ability of most companies, including Cameco, to access capital markets funding as had been done previously. However, we have relied on strong operating cash flows and our existing bank credit facilities to provide liquidity. We are also enhancing our liquidity by scaling back the pace of capital programs, reducing discretionary expenditures where prudent, and pursuing additional sources of bank credit capacity on reasonable terms. We continue to monitor the capital markets and, when market conditions are appropriate, we may undertake a public offering of securities in order to further strengthen our financial position.
In early February 2009, we reached an agreement with the lenders of our $470 million credit facility to expand the facility to $500 million and to extend the maturity date of the facility to June 16, 2010. We also put in place an additional $100 million in short-term bank credit, which matures in February 2010 and includes terms similar to the $470 million facility.
All of these efforts are directed towards establishing an improved margin of safety during the current credit crisis.
Some important measures of liquidity are summarized in the table below.
Liquidity Indicators

	2008	2007
Cash provided by operations ($ millions)	708	801
Cash provided by operations/net debt[1] (%)	68	135
Net debt1/total capitalization (%)	23	18

[1]	Total debt less cash and cash equivalents based on consolidated amounts.
Indicators Defined
Cash provided by operations reflects the net cash flow generated by operating activities after consideration for changes in working capital.
Cash provided by operations to net debt indicates the company’s ability to meet debt obligations from internally generated funds.
Net debt to total capitalization measures the company’s use of financial leverage. A lower percentage means less reliance upon debt as a source of financing. Although debt is a lower cost form of financing compared to equity, a lower percentage of debt also represents lower repayment obligations.

Credit Ratings
The following table provides Cameco’s third-party ratings for our commercial paper and senior debt as of December 31, 2008:

Security	DBRS	S&P
Commercial Paper	R-1 (low)	A-1 (low)[1]
Senior Unsecured Debentures	A (low)	BBB+

[1]	A-1 (low) is the Canadian National Scale Rating while the Global Scale Rating is A-2.
Debt
In addition to cash from operations, debt is used to provide liquidity. Cameco has sufficient borrowing capacity to meet its current requirements, with unsecured lines of credit totalling about $1,564 million, which include the following facilities:
Cameco may borrow directly from investors by issuing up to $400 million in commercial paper. At December 31, 2008, there was $153 million issued under the commercial paper program.
Lenders have provided a $500 million unsecured revolving credit facility that matures November 30, 2012. Upon mutual agreement, the facility can be extended for an additional year on the anniversary date. In addition to direct borrowings under the facility, up to $100 million can be used for the issuance of letters of credit and, to the extent necessary, up to $400 million may be allocated to provide liquidity support for the company’s commercial paper program referred to above. The facility ranks equally with all of Cameco’s other senior debt. At December 31, 2008, $150 million was outstanding under this credit facility.
Cameco has in place a $500 million, unsecured revolving credit facility, maturing June 16, 2010, and extendable for an additional 364-day term upon mutual agreement with the lenders. The facility ranks equally with all of Cameco’s other senior debt. At December 31, 2008, there was $30 million (Cdn) and $336 million (US) outstanding under this credit facility.
Cameco also has in place a $100 million unsecured revolving credit facility, maturing February 5, 2010, and extendable for two additional 364-day terms upon mutual agreement with the lender. There is no amount outstanding under this credit agreement.
Various financial institutions have entered into agreements to provide Cameco up to approximately $464 million in short-term borrowings and letters of credit. Letters of credit are predominantly used to fulfill regulatory requirements to provide financial assurance for future decommissioning and reclamation of our operating sites and as overdraft protection. At December 31, 2008, outstanding letters of credit amounted to $429 million under these facilities.
Cameco has operated within the investment-grade segment (high-credit quality) of the market when obtaining credit. The cost, terms and conditions under which financing is available vary over time. While future access to credit cannot be assured, we believe that our conservative financial structure and stable cash flows support our ability to operate and grow in the current economic environment.
Product Loan Facilities
Cameco arranged for a standby product loan facility with one of its customers. The arrangement, which became effective April 1, 2008, allows Cameco to borrow up to 2.4 million pounds U3O8 equivalent over the period April 1, 2008, to December 31, 2011, with repayment in 2012 through 2014. Under the loan facility, standby fees of 2.0% are payable based on the long-term market value of the facility at the time the agreement was executed. Interest is payable on any amounts drawn at the rate of 5.0%. Any borrowings will be repayable in kind. As at December 31, 2008, Cameco did not have any loan amounts outstanding under the facility.
Debentures
Cameco’s senior unsecured debentures consist of $300 million of debentures that bear interest at the rate of 4.7% per annum and which mature September 16, 2015.
Convertible Debentures
Cameco announced on August 14, 2008, that it would redeem all of the outstanding 5% convertible subordinated debentures due October 1, 2013, (the “Debentures”). Subsequent to the announcement, the majority of holders exercised their right to convert their Debentures into common shares prior to the October 1, 2008, redemption date. The remainder were redeemed by Cameco on October 1, 2008. The Debentures converted into a total of approximately 21.2 million common shares. The conversion reduced Cameco’s outstanding debt by $207 million and increased shareholders equity by $207 million.
Debt Covenants
Cameco is bound by certain covenants in its revolving credit facilities. The significant financial covenants require a funded debt1 to tangible net worth ratio equal to or less than 1:1 and tangible net worth greater than $1,250 million. The revolving credit facilities are also subject to other customary covenants and events of default. Non-compliance with any of these covenants could result in accelerated payment and termination of the revolving credit facility. At December 31, 2008, Cameco was in compliance with all covenants and does not expect its operating and investment activities in 2009 to be constrained by them.

[1]	Funded debt is comprised substantially of total debt exclusive of non-recourse debt, guarantees, mark-to-market exposure on hedge agreements, letters of credit in excess of $100 million less cash on hand.

Contractual Cash Obligations

		Due in
		Less
As at December 31, 2008		Than 1	Due in	Due in	Due After
($ millions)	Total	Year	1 - 3 Years	4 - 5 Years	5 Yrs
Long-term debt	1,223	10	467	333	413
Interest on long-term debt	223	46	70	55	52
Provision for reclamation	556	13	35	23	485
Other liabilities	216	15	1	1	199
Unconditional product purchase obligations[1,2]	1,158	176	354	536	92

Total contractual cash obligations	3,376	260	927	948	1,241

[1]	Denominated in US dollars, converted to Canadian dollars at the December 31, 2008 rate of $1.2246.

[2]	Virtually all of Cameco’s product purchase obligations are under long-term, fixed-price arrangements.
Commercial Commitments
Commercial commitments at December 31, 2008 increased to $511 million from $385 million at December 31, 2007, through increases in standby letters of credit. Financial guarantees supporting BPLP remained unchanged at $82 million.

As at December 31, 2008
($ millions)	Total amounts committed
Standby letters of credit[1]	429
BPLP guarantees[2]	82

Total commercial commitments	511

[1]	The standby letters of credit maturing in 2009 were issued with a one-year term and will be automatically renewed on a year-by-year basis until the underlying obligations are resolved. These obligations are primarily the decommissioning and reclamation of Cameco’s mining and conversion facilities. As such, the letters of credit are expected to remain outstanding well into the future.

[2]	At December 31, 2008, Cameco’s total commitment for financial assurances given on behalf of BPLP was estimated to be $82 million. Refer to note 24 in the financial statements.
Outstanding Share Data
At January 31, 2009, there were 365,720,123 common shares and one Class B share outstanding. In addition, there were 7,119,355 stock options outstanding with exercise prices ranging from $4.80 to $54.50 per share.

5.0	OUR MINERAL RESERVES AND RESOURCES
Mineral Reserves and Resources
Canadian Securities Administrators’ National Instrument 43-101 (NI 43-101) requires mining companies to disclose mineral reserves and mineral resources using the subcategories of proven reserves, probable reserves, measured resources, indicated resources and inferred resources. Cameco reports mineral reserves and resources separately.
Cameco reports all its mineral reserves as a quantity of contained ore supporting the mining plans and includes an estimate of the metallurgical recovery for each of its uranium properties. Metallurgical recovery is a term used in the mining industry to indicate the proportion of valuable material physically recovered by the metallurgical extraction process. The estimated recoverable amount of a commodity is obtained by multiplying the reserves “Content” by the “Estimated Metallurgical Recovery Percentage.”
The technical and scientific information discussed in this MD&A, including the reserve and resource estimates for Cameco’s material properties (McArthur River/Key Lake, Cigar and Kumtor) were prepared by, or under the supervision of, individuals who are qualified persons for the purposes of NI 43-101, named in the section titled “Qualified Persons” in this MD&A.

Uranium Mineral Reserves
The following table shows the estimated uranium reserves as at December 31, 2008, on a property basis and Cameco’s share.

RESERVES	PROVEN			PROBABLE			TOTAL RESERVES
	(100% basis)			(100% basis)			(100% basis)			Cameco’s	Estimated
		Grade	Content		Grade	Content		Grade	Content	Share	Metallurgical	Mining
	Tonnes	% U3O8	(lbs U3O8)	Tonnes	% U3O8	(lbs U3O8)	Tonnes	% U3O8	(lbs U3O8)	(lbs U3O8)	Recovery %	Method
				(tonnes in thousands; pounds in millions)

PROPERTY
Cigar Lake	497.0	20.67	226.3	—	—	—	497.0	20.67	226.3	113.2	98.5	UG
Crow Butte	780.2	0.13	2.2	703.2	0.18	2.8	1,483.4	0.15	5.0	5.0	85.0	ISR
Gas Hills — Peach	—	—	—	6,859.0	0.13	19.7	6,859.0	0.13	19.7	19.7	65.0	ISR
Highland	246.6	0.14	0.7	410.1	0.11	1.0	656.7	0.12	1.7	1.7	80.0	ISR
Inkai	7,415.0	0.08	13.7	86,080.0	0.07	128.1	93,495.0	0.07	141.8	85.1	80.0	ISR
Key Lake	61.9	0.52	0.7	—	—	—	61.9	0.52	0.7	0.6	98.7	OP
McArthur River	449.2	17.18	170.1	280.0	26.33	162.5	729.2	20.69	332.6	232.2	98.7	UG
North Butte/ Brown Ranch	—	—	—	3,879.1	0.10	8.5	3,879.1	0.10	8.5	8.5	80.0	ISR
Rabbit Lake	35.8	0.99	0.8	776.8	0.98	16.7	812.6	0.98	17.5	17.5	96.7	UG
Reynolds Ranch	—	—	—	757.9	0.08	1.3	757.9	0.08	1.3	1.3	80.0	ISR
Ruby Ranch	—	—	—	2,066.5	0.08	3.8	2,066.5	0.08	3.8	3.8	80.0	ISR
Ruth	—	—	—	855.1	0.09	1.7	855.1	0.09	1.7	1.7	80.0	ISR
Smith Ranch	908.5	0.11	2.3	1,006.6	0.11	2.4	1,915.1	0.11	4.7	4.7	80.0	ISR

Total	10,394.2	—	416.8	103,674.3	—	348.5	114,068.5	—	765.3	495.0	—	—

Notes:

1.	Cameco reports mineral reserves and mineral resources separately.

2.	Estimated metallurgical recovery factors must be applied in order to obtain the expected amounts of recovered pounds U3O8. Cameco’s share of U3O8 content is not adjusted for the estimated metallurgical recovery factor.

3.	Mineral reserves incorporate allowances for dilution and mining losses.

4.	Mining method: OP — Open Pit; UG — Underground; ISR — In situ recovery.

5.	Mineral reserves are estimated using current geological models and current and/or projected operating costs and mine plans. Cameco’s data verification procedures have been employed in connection with the mineral reserve estimations for each property.

6.	For the purpose of estimating mineral reserves in accordance with NI 43-101, an average uranium price of $47 (US)/lb U3O8 was used. For the purpose of estimating mineral reserves in accordance with US Securities Commission Industry Guide 7, an average uranium price of $70 (US)/lb U3O8 was used. Estimated mineral reserves are identical at either price.

7.	The key economic parameters underlying the mineral reserves include an exchange rate of $1.00 US=$1.22 Cdn (reflecting the exchange rate at December 31, 2008).

8.	Environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other issues are not expected to materially affect the above estimates of mineral reserves.

9.	Totals may not add up due to rounding.

10.	Inkai mineral reserves assume production at an annual rate of 5.2 million pounds of U3O8. Inkai currently has regulatory approval to produce at an annual rate of 2.6 million pounds and an application for regulatory approval to increase annual production to 5.2 million pounds was made in 2005. Cameco is familiar with the statutory, regulatory and procedural framework governing new mining projects in Kazakhstan and, based upon its experience to date, Cameco believes that it is reasonably likely that all permits and approvals required for the construction and operation of its new ISR mine at Inkai — including approvals for increased annual production to 5.2 million pounds — will be obtained. However, there can be no certainty that permits or approvals will be forthcoming. Failure to obtain approval for increased annual production at Inkai will require Cameco to recategorize half of the mineral reserves at Inkai as mineral resources.

Uranium Measured and Indicated Resources
Cautionary Note to US Investors Concerning Estimates of Measured and Indicated Resources
This section uses the terms “measured resources” and “indicated resources.” US investors are advised that, while those terms are recognized and required by Canadian securities regulatory authorities, the US Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposit in these categories will ever be converted into proven or probable mineral reserves.
The following table shows the estimated uranium measured and indicated resources as at December 31, 2008, on a property basis and Cameco’s share.

RESOURCES							MEASURED AND
	MEASURED			INDICATED			INDICATED
	(100% basis)			(100% basis)			(100% basis)			Cameco’s
		Grade	Content		Grade	Content		Grade	Content	Share	Mining
	Tonnes	% U3O8	(lbs U3O8)	Tonnes	% U3O8	(lbs U3O8)	Tonnes	% U3O8	(lbs U3O8)	(lbs U3O8)	Method
				(tonnes in thousands; pounds in millions)

PROPERTY
Cigar Lake	—	—	—	61.2	4.86	6.6	61.2	4.86	6.6	3.3	UG
Crow Butte	64.4	0.23	0.3	1,316.6	0.23	6.6	1,381.0	0.23	6.9	6.9	ISR
Dawn Lake	—	—	—	347.0	1.69	12.9	347.0	1.69	12.9	7.4	OP&UG
Gas Hills — Peach	2,015.3	0.08	3.3	1,550.5	0.07	2.3	3,565.8	0.07	5.6	5.6	ISR
Highland	866.3	0.10	1.8	47.1	0.09	0.1	913.4	0.09	1.9	1.9	ISR
Inkai	—	—	—	10,904.0	0.07	17.8	10,904.0	0.07	17.8	10.7	ISR
McArthur River	209.0	9.20	42.4	39.8	8.37	7.4	248.8	9.08	49.8	34.7	UG
Millennium	—	—	—	468.9	4.53	46.8	468.9	4.53	46.8	19.6	UG
North Butte/ Brown Ranch	995.2	0.09	1.9	4,138.2	0.07	6.3	5,133.4	0.07	8.2	8.2	ISR
Northwest Unit	—	—	—	3,952.7	0.03	2.3	3,952.7	0.03	2.3	2.3	ISR
Rabbit Lake	—	—	—	276.2	0.68	4.1	276.2	0.68	4.1	4.1	UG
Reynolds Ranch	45.7	0.13	0.1	6,395.0	0.06	8.3	6,440.7	0.06	8.4	8.4	ISR
Ruby Ranch	40.0	0.15	0.1	108.8	0.06	0.1	148.8	0.06	0.2	0.2	ISR
Ruth	100.0	0.10	0.2	125.5	0.07	0.2	225.5	0.08	0.4	0.4	ISR
Shirley Basin	89.2	0.16	0.3	1,638.2	0.11	4.1	1,727.4	0.12	4.4	4.4	ISR
Smith Ranch	1,615.6	0.09	3.3	2,776.2	0.10	6.2	4,391.8	0.10	9.5	9.5	ISR

Total	6,040.7	—	53.7	34,145.9	—	132.1	40,186.6	—	185.8	127.6	—

Notes:

1.	Cameco reports mineral reserves and mineral resources separately. The amount of reported mineral resources does not include those amounts identified as mineral reserves.

2.	Mining method: OP — Open Pit; UG — Underground; ISR — In situ recovery.

3.	Mineral resources are estimated using current geological models. Cameco’s normal data verification procedures have been employed in connection with the mineral resource estimations for each property.

4.	Totals may not add up due to rounding.

5.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Uranium Inferred Resources
Cautionary Note to US Investors Concerning Estimates of Inferred Resources
This section uses the term “inferred resources.” US investors are advised that, while this term is recognized and required by Canadian securities regulatory authorities, the US Securities and Exchange Commission does not recognize it. Under Canadian securities regulations, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that part or all of an inferred resource exists or is economically or legally mineable.
The following table shows the estimated uranium inferred resources as at December 31, 2008, on a property basis and Cameco’s share.

	INFERRED RESOURCES
	(100% basis)
		Grade	Content	Cameco’s Share	Mining
	Tonnes	% U3O8	(lbs U3O8)	(lbs U3O8)	Method
	(tonnes in thousands; pounds in millions)

PROPERTY
Cigar Lake	317.0	16.92	118.2	59.1	UG
Crow Butte	2,539.3	0.11	6.3	6.3	ISR
Dawn Lake	—	—	—	—	—
Gas Hills-Peach	812.9	0.06	1.1	1.1	ISR
Highland	108.4	0.20	0.5	0.5	ISR
Inkai	254,696.0	0.05	255.1	153.0	ISR
McArthur River	642.6	9.81	139.0	97.0	UG
Millennium	214.3	2.06	9.7	4.1	UG
North Butte/ Brown Ranch	665.1	0.07	1.0	1.0	ISR
Northwest Unit	627.0	0.04	0.5	0.5	ISR
Rabbit Lake	289.4	0.90	5.7	5.7	UG
Reynolds Ranch	5,036.3	0.04	4.7	4.7	ISR
Ruby Ranch	55.9	0.14	0.2	0.2	ISR
Ruth	210.9	0.08	0.4	0.4	ISR
Shirley Basin	508.0	0.10	1.1	1.1	ISR
Smith Ranch	598.4	0.07	0.9	0.9	ISR

Total	267,321.5	—	544.4	335.6	—

Notes:

1.	Cameco reports mineral reserves and mineral resources separately. The amount of reported mineral resources does not include those amounts identified as mineral reserves.

2.	Mining method: OP — Open Pit; UG — Underground; ISR — In situ recovery.

3.	Mineral resources are estimated using current geological models. Cameco’s normal data verification procedures have been employed in connection with the mineral resource estimations for each property.

4.	Totals may not add up due to rounding.

5.	Mineral resources that are not mineral reserves do not have demonstrated economic viability

6.	Inferred resources have a great amount of uncertainty as to their existence and their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category.

Uranium Mineral Reserves Reconciliation
The reconciliation of Cameco’s share of uranium mineral reserves reflects the changes in mineral reserves during 2008. The net change to mineral reserves primarily results from the amount of throughput or mill feed during 2008. The more noteworthy of these changes is at Rabbit Lake, where 4.1 million pounds of mineral reserves were added as a result of new development. At Smith Ranch and Highland, 4.0 million pounds of mineral reserves were moved to resources as a result of re-evaluation and reclassification.
Uranium Mineral Resources Reconciliation
There were only modest changes in Cameco’s share of uranium mineral resources in 2008. The more noteworthy of these changes are:
•	At McArthur River, 19.8 million pounds of U3O8 were added to the measured resources due to re-interpretation of zone 4 south. Inferred resources increased by 30.9 million pounds due to the remodelling of zones A and B.

•	At Rabbit Lake, following underground development, 4.1 million pounds of measured and indicated resources were converted to mineral reserves.

•	At Smith Ranch and Highland, measured and indicated resources increased by 4.6 million pounds due to re-evaluation of mine unit 10 and reclassification from mineral reserves to resources where production patterns are not yet designed.

Gold Reserves and Resources
The following tables show Centerra’s estimated gold reserves and resources as at December 31, 2008, on a property basis and Cameco’s share.
Reserves(1) (Tonnes and Ounces in Thousands)(11)(12)

	Proven (100% Basis)			Probable (100% Basis)			Total Proven and Probable Reserves

			Contained			Contained			Contained	Cameco Equity	Mining
Property	Tonnes	Grade (g/t)	Gold (oz)	Tonnes	Grade (g/t)	Gold (oz)	Tonnes	Grade (g/t)	Gold (oz)	(oz)(3)	Method(4)
Kumtor(6)(13)	3,412	1.4	150	32,008	3.8	3,875	35,420	3.5	4,025	2,120	OP
Boroo(8)	9,015	0.8	232	9,440	1.8	546	18,455	1.3	778	410	OP
Gatsuurt	—	—	—	9,101	3.4	1,005	9,101	3.4	1,005	529	OP
Total(12)	12,427		382	50,549		5,426	62,976		5,808	3,059
Measured and Indicated Resources(2) (Tonnes and Ounces in Thousands)(11)(12)

	Measured (100% Basis)			Indicated (100% Basis)			Total Measured and Indicated Resources
			Contained			Contained			Contained	Cameco Equity	Mining
Property	Tonnes	Grade (g/t)	Gold (oz)	Tonnes	Grade (g/t)	Gold (oz)	Tonnes	Grade (g/t)	Gold (oz)	(oz)(3)	Method(4)
Kumtor(5)(6)(13)	18,966	2.8	1,689	14,989	2.4	1,176	33,955	2.6	2,865	1,509	OP
Boroo(5)(8)	452	2.2	32	4,464	1.5	210	4,916	1.5	242	127	OP
Gatsuurt(9)	—	—	—	6,238	3.0	607	6,238	3.0	607	320	OP
REN(10)	—	—	—	2,991	12.7	1,220	2,991	12.7	1,220	408	UG
Total	19,418		1,721	28,682		3,213	48,100		4,934	2,364
Inferred Resources(2) (Tonnes and Ounces in Thousands)(11)(12)

	Inferred (100% Basis)
		Grade	Contained	Cameco	Mining
Property	Tonnes	(g/t)	Gold (oz)	Equity (oz)(3)	Method(4)
Kumtor(5)(6)(7)(13)	5,360	13.8	2,384	1,255	OP
Boroo(5)(8)	7,323	1.0	233	123	OP
Gatsuurt(9)	2,437	3.3	256	135	OP
REN(10)	835	16.1	432	144	UG
Total	15,955		3,305	1,657

[1]	For the purpose of estimating mineral reserves in accordance with National Instrument 43-101 of the Canadian securities regulatory authorities and in accordance with US Securities and Exchange Commission Industry Guide 7, reserves have been estimated with cut-off grades based on a gold price of $675 (US) per ounce.

[2]	Mineral resources are in addition to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability when estimated using mineral reserve assumptions.

[3]	Cameco’s equity interest amounts to 52.7% of Centerra’s equity interest of gold reserves and resources for the properties. Centerra’s equity interests for the properties are: Kumtor 100%, Gatsuurt 100%, Boroo 100% and REN 63%. Cameco’s equity is based on gold content and does not include the estimated metallurgical recovery factor.

[4]	“OP” means open pit and “UG” means underground.

[5]	Open pit mineral resources occur outside the current pits, which have been designed using a gold price of $675 (US) per ounce.

[6]	The open pit mineral reserves and resources at Kumtor are estimated based on a cut-off grade of 1.0 gram of gold per tonne and include the Central Pit and the Southwest and Sarytor deposits.

[7]	Underground mineral resources occur below the Central Pit shell and are estimated based on a cut-off grade of 7.0 grams of gold per tonne.

[8]	The mineral reserves and resources at Boroo are estimated at a cut-off grade of 0.5 grams of gold per tonne.

[9]	The mineral reserves and resources at Gatsuurt are estimated using either a 1.2 or 1.8 grams of gold per tonne cut-off grade depending on the process method.

[10]	The mineral resources at REN are estimated based on a cut-off grade of 8.0 grams of gold per tonne.

[11]	A conversion factor of 31.10348 grams of gold per ounce is used in the mineral reserve and resource estimates.

[12]	Numbers may not add up due to rounding.

[13]	Kumtor mineral reserves and resources include Sarytor reserves of 2.8 million tonnes grading 3.4 g/t for 311,000 contained ounces, Sarytor and Southwest indicated resources of 8.5 million tonnes grading 2.2 g/t for 598,000 contained ounces and Sarytor inferred resources of 0.52 million tonnes grading 1.7 g/t for 29,000 contained ounces. The mining licenses for these deposits were invalidated by the Bishkek Inter District Court on June 17, 2008. That order is under appeal by Centerra. The Company believes that current negotiations with the Kyrgyz Republic are reasonably likely to lead to the resolution of outstanding issues, and to the reinstatement of the Sarytor and Southwest licences. Therefore the Sarytor and Southwest reserves and resources are included in this statement. See “2008 Gold Business Results — Political Update” in this MD&A.

6.0	OUR RISKS AND RISK MANAGEMENT, PLUS CONTROLS AND PROCEDURES AND CRITICAL ACCOUNTING ESTIMATES
Risks and Risk Management
Cameco attempts to mitigate risks that may affect its future performance through a systematic process of identifying, assessing, reporting and managing risks of corporate significance.
Management and the board, both separately and together, discuss the principal risks of our businesses, particularly during the strategic planning and budgeting processes. The board sets policies for the implementation of systems to manage and monitor identifiable risks. The nominating, corporate governance and risk committee is responsible for the oversight of risk management. Management has developed and implemented an enterprise risk management system that reports quarterly to this committee and annually to the board. This enhances the directors’ understanding of the principal business risks facing Cameco and improves the company’s risk management systems. The reserves oversight committee oversees the estimation of our mineral reserves and the risks inherent in this estimation. In addition, the audit committee monitors certain financial risks and the safety, health and environment committee reviews systems and performance related to safety, health and environmental risk.
The following discusses our approach to managing our most significant risks that may affect our future performance. It contains statements and information which are neither about the present nor historical facts, and are therefore forward-looking. This forward-looking information is based upon a number of assumptions which may prove to be incorrect, and there are material risks that could cause actual results to differ materially. See “Caution Regarding Forward-Looking Information and Statements”. Also, see the discussion of the company’s risks contained in Cameco’s annual information form that are likely to influence investors’ decisions to purchase or sell our securities. The annual information form is filed on SEDAR at sedar.com and available on the company’s website at cameco.com.
Business Risks
Regulatory Approval and Expediency
Regulators must approve the construction, startup, continued operation, including any significant changes, and decommissioning of most of Cameco’s facilities. These facilities are subject to numerous laws and regulations regarding safety and environmental matters, including the management of hazardous wastes and materials.
Significant economic value is dependent on our ability to obtain and renew the licences and other approvals necessary to operate. Failure to obtain regulatory approvals or failure to obtain them in a timely manner would result in project delays or modifications, leading to higher costs. In the extreme, a project may be suspended or terminated, which would negatively impact future earnings and cash flow. For example, periodically we are required to apply for licence renewals or seek amendments to existing licences for many of our uranium and fuel services operations, and a failure to obtain these would have a significant adverse impact on our operations.
McArthur River/Key Lake/Rabbit Lake
Cameco plans to increase the annual production licence capacity at the McArthur River/Key Lake operation to 22 million pounds from 18.7 million pounds. As the first step, we submitted an environmental assessment for an increase in the annual licensed capacity in November 2004.

The environmental assessment was delayed due to the discussions with the regulator regarding how to deal with the local accumulation of molybdenum and trace amounts of selenium in the downstream discharge environment.
We expect that reducing the current level of these metals will help advance the environmental assessment. Refer to the section titled “Uranium Operations — McArthur River/Key Lake” in this MD&A for more information.
Further delay in achieving this increase in production negatively affects the company’s potential revenue due to a delay in the sale of these additional pounds.
Key Lake/Rabbit Lake Tailings Management Facilities
At the Key Lake mill, tailings are deposited in the Deilmann tailings management facility (TMF). In 2008, Cameco requested regulatory approval to deposit tailings to a moderately higher elevation within the Deilmann TMF, sufficient to secure tailings capacity for the medium term.
In February of 2009, we received regulatory approval for the moderately higher tailings elevation. The approved capacity of the Deilmann TMF at current production rates increases to approximately eight years.
Cameco also initiated technical pre-feasibility work to secure long-term tailings capacity at Key Lake that will be sufficient to hold all tailings generated from processing of McArthur River mineral reserves as well as substantial additional capacity to allow for other potential sources of production. This tailings option study is considering the feasibility of further extending the capacity of the Deilmann TMF and options for new tailings management facilities. Cameco expects to submit a project description to regulatory agencies in 2009 that will initiate the environmental assessment process for securing long-term tailings capacity at Key Lake.
There was also significant progress in 2008 in terms of securing increased tailings capacity at Rabbit Lake. Increased tailings capacity by means of expanding the Rabbit Lake in-pit TMF pit crest was assessed as part of the environmental assessment to process uranium solution from Cigar Lake phase 1 mining. Cigar Lake ore will be processed at AREVA’s McClean Lake mill into a uranium solution. Under the Rabbit Lake Toll Milling agreement, about 50% of the uranium solution will be shipped to the Rabbit Lake mill and further processed into U3O8. This process will generate tailings at Rabbit Lake. Refer to the section titled “Uranium Operations — Rabbit Lake” in this MD&A for more information.
In addition, Cameco has undertaken a study to examine adding new tailings management capacity at Rabbit Lake to support longer-term production growth potential. A new tailings management facility would require an environmental assessment.
Failure to receive regulatory approval for TMF expansion at Key Lake and Rabbit Lake could constrain uranium production. The financial impact is the loss of uranium sales revenue and earnings.

Kumtor Tailings Management and Facility
The Kumtor tailings management facility is located in the Kumtor River valley and consists of twin tailings pipelines, a tailings dam, an effluent treatment plant and two diversion ditches around the area to prevent runoff and natural watercourses from entering the tailings basin. In 2008, the tailings dam height was raised, which is expected to increase the capacity to store tailings until the end of 2010. An additional capacity increase is planned for construction between 2009 and 2012. Centerra expects this will extend the life of the facility to the end of the current reserves. If all necessary permits and authorizations are not obtained, or all work is not successfully completed to further increase the capacity of the tailings dam by 2012, delays in, interruptions or cessation of Centerra’s production from Kumtor may occur.
As part of Centerra’s management of environmental issues, Centerra assesses the physical characteristics of its tailings storage facilities. In 2003, Centerra undertook work in order to proactively deal with some minor horizontal movement of the tailings dam. In 2007 and 2008, additional construction work was completed and test pits were excavated to confirm that sound foundations had been achieved.
The levels of movement encountered in the Kumtor dam foundation to date are not excessive and fall well within the range of movements experienced by other such dams around the world. The Kumtor dam material is strain tolerant and shows little effect of the minor horizontal movement.
Blind River Refinery
The environmental assessment study report for the proposed increase in licensed capacity of the Blind River refinery from 18 to 24 million kgU per year was approved and a letter requesting a regulatory licence amendment was sent to the CNSC in December 2008. Approval of the licence amendment will allow construction of modifications to meet the new licensed capacity to be completed. If we do not receive approval for the licence amendment, it will result in reduced UF6 production either at our Port Hope conversion facility or the SFL facility. The combined production of UF6 from the two facilities would be limited to between 15 million and 16 million kgU.
Cigar Lake
The existing licence expires on December 31, 2009. Cameco will be applying to amend the licence to allow for completion of the mine remediation work prior to the end of the existing licence term. For more information on the remediation work, see the section titled “Uranium Projects — Cigar Lake” in this MD&A.
Failure to receive the licence amendment at Cigar Lake could delay completion of the remediation work and the eventual startup of production. The financial impact would be the loss of future uranium sales revenue and earnings.
Inkai
Inkai mineral reserves assume production at an annual rate of 5.2 million pounds of U3O8, Cameco’s share being 3.1 million pounds. Inkai currently has regulatory approval to produce at an annual rate of 2.6 million pounds and an application for regulatory approval to increase annual production to 5.2 million pounds was made in 2005. Cameco is familiar with the statutory, regulatory and procedural framework governing new mining projects in Kazakhstan and, based upon its experience to date, Cameco believes that it is reasonably likely that all permits and approvals required for the construction and operation of its new ISR mine at Inkai — including approvals for increased annual production to 5.2 million pounds — will be obtained. However, there can be no certainty that permits or approvals will be forthcoming. Failure to obtain approval for increased annual production at Inkai will require Cameco to recategorize half of the mineral reserves at Inkai as mineral resources.
Environmental Regulations
Environmental regulation affects nearly all aspects of Cameco’s operations, imposing very strict standards and controls. Regulation is becoming more stringent in Canada and the US. For example, changes to our operational processes are increasingly subject to regulatory approval, which may in turn result in delays due to the longer and more complex regulatory review and approval processes. These increasing requirements are expected to result in higher administration costs and capital expenditures for compliance.
Changes to environmental regulation could impose further requirements on companies involved in the nuclear fuel cycle. Such changes could include more stringent regulation on emissions and water quality standards, and on property decommissioning and reclamation. These changes could affect Cameco’s operational costs or future decommissioning costs, or lower production levels, negatively impacting future earnings and cash flow.
One example of a regulatory change that has significantly impacted our costs is the requirement to reduce the concentrations of molybdenum and selenium in the effluent released from the Key Lake mill. In recent years the CNSC and other regulators have increasingly focused on indicators of potential longer-term environmental impact in the downstream receiving environments from our facilities. For example, the CNSC raised concerns regarding the local accumulation of molybdenum and selenium in the Key Lake mill downstream environment. To address these concerns of potential impact, Cameco proposed an action plan to further reduce molybdenum and selenium discharges in the mill effluent. The action plan was agreed to by the CNSC and subsequently included as a condition in the Key Lake facility operating licence since January 2007. For more information refer to the section titled “Uranium Operations — McArthur River/Key Lake” in this MD&A.
The costs to Cameco of this regulatory requirement are substantial in many aspects. Total capital expenditures to add the molybdenum and selenium removal circuit are forecast at $30 million. The remainder of these capital expenditures, approximately $5 million, are expected to be incurred in 2009. The environmental assessment to increase the annual production licence capacity at McArthur River and Key Lake has been on hold since 2006, pending the demonstration of the effectiveness of the molybdenum and selenium removal circuit. The addition of the molybdenum and selenium removal circuit adds further process complexity to the effluent treatment process and increases the potential for effluent treatment upsets that can interfere with safe production. Finally, annual operating costs are anticipated to increase by as much as $2 million for additional reagents to ensure removal of selenium to extremely low concentrations in the effluent.

Cameco seeks to reduce its environmental impacts as one way to mitigate risks from changes in environmental regulations.
For example, McArthur River is taking proactive steps to reduce molybdenum that is discharged to the environment ahead of regulatory limits that may be imposed.
Early in the start up of the McArthur River operation, we recognized that the three shafts at the site produced quantities of water that would exceed the needs of the underground operations. Capture of the shaft seepage eliminated the need to pipe surface water down for underground mining activities. The shafts produce water of good quality, and at shaft three, the water quality has been assessed and approved for discharge to the environment, without treatment.
By mid-2009, Cameco expects direct discharge to the environment will be achieved at shaft three, thereby preventing that source of water from contacting our underground processes. Accordingly, molybdenum loadings should be reduced. In addition, we are targeting to have excess water from the other shafts sent in a more direct manner to the surface effluent treatment plant. These two actions are expected to reduce effluent treatment volume by approximately 5% to 10% and reduce the molybdenum concentration in our effluent by an additional 5% to 10%. Combined, reduced loadings to the environment in the second half of 2009 could see a 10% to 20% overall reduction.
Going forward, since regulatory requirements change frequently, are subject to changing interpretations and may be enforced in varying degrees, we are unable to predict the ultimate cost of compliance with these requirements or their effect on operations.
Limited Number of Customers
The nuclear industry is highly consolidated. As a result, Cameco relies on a relatively small number of customers that purchase a significant portion of the company’s uranium concentrates and conversion services. BPLP also relies on a limited number of major customers for its electricity sales, and our fuel manufacturing subsidiary has a significant portion of its sales committed to BPLP and BALP. The loss of any of these large customers, or the reduction in product purchases by these customers, could have a material adverse effect on Cameco’s financial condition, liquidity and results of operations.
Uranium and Fuel Services
For the period 2009 through 2011, our five largest customers are anticipated to account for about 47% of our contracted supply of U3O8. For the period 2009 through 2011, our five largest UF6 conversion customers are anticipated to account for approximately 37% of our contracted supply of UF6 conversion services. Cameco is currently the only commercial supplier of UO2 for use in Canadian Candu heavy water reactors, with sales to its largest customer, OPG, accounting for approximately 46% of the company’s UO2 sales in 2008. For 2008, sales to one customer of Cameco’s uranium and fuel services segments amounted to $107 million or 7% of our combined revenue from those businesses. As well, sales to BPLP and BALP represented a substantial portion of our fuel manufacturing business.

We have worked hard to build long-term relationships with our customers. In addition, Cameco continues to implement a strategy that focuses on achieving longer contract terms. Today, new contracts tend to reflect delivery terms up to 10 years or more. Our current contract portfolio for uranium and conversion services has contract terms averaging about 10 years. Cameco has never had a customer default on payment for a delivery.
While there are a small number of buyers for uranium and conversion services, there are also a small number of suppliers. As such, customers have limited opportunity to exclude major producers from their contracting activities. Cameco is one of two suppliers of Candu fabricated fuel bundles. The capacity of the two producers currently exceeds demand, but neither producer alone can supply all of the demand.
In 2008, 81% of the estimated world production of 115 million pounds U3O8 was marketed by seven producers. Cameco accounted for about 15% of world production in 2008.
There are four significant producers of UF6 conversion services in the western world. Cameco manages about 35% of the nameplate capacity.
Bruce Power
BPLP also relies on some major customers for its electricity sales. During 2008, electricity revenue from one of BPLP’s customers represented about 4% of BPLP’s total revenue.
In Ontario, during periods of peak demand, there is a shortage of available electrical generation capacity. BPLP, as a baseload supplier, is well positioned and has the capacity to supply about 15% of Ontario’s electricity.
Mineral Reserve Estimates
Our uranium mineral reserves are the foundation of the company and fundamental to our success. Uranium mineral reserves and resources are estimated on a number of variables and assumptions, including geological interpretation, extraction plans, commodity prices and operating and capital costs. If our mineral reserves or resource estimates are inaccurate or reduced in the future, it could have an adverse impact on our future cash flows and earnings. For example, if there are fewer mineral reserves than estimated at any site, our future earnings would decrease from reduced sales and higher depreciation costs. Depreciation of mine assets is generally calculated over the mine life. A decrease in actual mineral reserves could decrease the mine life, which would result in increased depreciation expenses over the same period of time.
McArthur River has about 25 years of mineral reserves at the planned production rate. At Rabbit Lake, the mineral reserves are expected to sustain mill production through 2013. We are seeking to extend the mine life at both operations by conducting exploration drilling near the mine. At Rabbit Lake, addition of further mineral reserves will also be dependent on identifying additional tailings capacity beyond the currently planned expansion. For more information refer to the section titled “Uranium Operations — Rabbit Lake” in this MD&A.
After the Cigar Lake mine has been dewatered and the condition of the underground development has been assessed, the findings will be incorporated in the new mine development and production plans.

As of December 31, 2008, Cameco’s share of proven mineral reserves at Cigar Lake was 113.2 million pounds. At the planned production rate, the mine life at Cigar Lake is expected to total almost 15 years. However, the planned production rate may change as a result of a new mining plan.
Inkai is expected to reach commercial production in 2009. We expect Inkai to ramp up to full production of 5.2 million pounds U3O8 per year by 2012. At the end of 2008, Inkai had 141.8 million pounds of proven and probable mineral reserves. Cameco’s share of production and mineral reserves is 60%.
At Centerra’s Kumtor gold mine, the existing mineral reserves of the Kumtor mine and Sarytor deposit should support gold production activities until 2014. The combined Boroo and Gatsuurt mineral reserves are expected to provide mill and heap leach production for approximately seven years if a bio-oxidation circuit is added to the current Boroo mill facility. The decision to add a bio-oxidation circuit to the current Boroo mill facility is subject to Centerra reaching an acceptable investment agreement for the Gatsuurt property.
Reserve estimates are based on our knowledge, mining experience and analysis of drilling results. We estimate mineral reserves and disclose them in a manner that conforms to industry practices and applicable regulations, including NI 43-101.
While we believe the mineral reserve and resource estimates included are well-established and reflect management’s best estimates, by their nature, reserve and resource estimates are imprecise and depend to a certain extent upon, among other things, geological and statistical inferences, which may ultimately prove inaccurate.
Labour Relations
Cameco has unionized employees at its McArthur River mine, Key Lake mill and Port Hope conversion and fuel manufacturing facilities. The collective agreement at the fuel manufacturing facility will expire on June 1, 2009, and the collective agreement covering unionized employees at McArthur River and Key Lake will expire December 31, 2009. The collective agreement with unionized employees at the conversion facility in Port Hope expires on June 30, 2010.
BPLP has approximately 3,700 employees and most of them are unionized. The Power Workers’ Unions, representing about 2,500 employees, have signed a three-year collective agreement that expires on December 31, 2009. The Society of Energy Professionals’ collective agreement, which began January 1, 2005, expires December 31, 2009. Under the 2005 restructuring agreements, all employees remain with BPLP and all employee costs are apportioned between BPLP and BALP.
The Kumtor mine is unionized and all of Centerra’s national employees in the Kyrgyz Republic are subject to a collective agreement between the Kumtor Operating Company (KOC) and the Trade Union Committee (TUC). This collective agreement was ratified by the membership in November 2008 and will expire January 1, 2011.

At Boroo, Centerra negotiated a collective agreement, effective December 10, 2007, with the union representing Boroo employees. The collective agreement expires February 1, 2010.
We cannot predict at this time whether we will be able to reach new collective agreements with our unionized employees without a work stoppage. Any lengthy work disruptions could affect our earnings adversely.
Counterparty Risk
Cameco takes measures that are intended to ensure its customers, suppliers and hedging counterparties can fulfill their contractual obligations. However, due to the current global economic situation the risk of default by these parties has increased. Default by one or more significant customers, critical suppliers or hedging counterparties could be material to Cameco’s financial condition, liquidity and results of operations.
Customers
Cameco’s sales of uranium product, conversion and fuel manufacturing services expose the company to the risk of non-payment. We manage this risk by monitoring the credit worthiness of our customers and seeking pre-payment or other forms of payment security from customers with an unacceptable level of credit risk. As of December 31, 2008, about 3% of Cameco’s forecast revenue under contract for the period 2009 to 2011 is with customers whose creditworthiness does not meet Cameco’s standards for unsecured payment terms. As well, Cameco’s purchase of uranium product and conversion services, such as under the HEU Commercial Agreement and Springfields toll-conversion agreement, exposes the company to the risk of the supplier’s failure to fulfill its delivery commitment.
Suppliers
Cameco purchases reagents and other production inputs and supplies from numerous suppliers around the world, and is therefore exposed to risk should any of these suppliers default on their contractual commitments to Cameco. There are a number of instances where Cameco has been reliant on a sole supplier, for example, the supply of hydrofluoric acid to the Port Hope UF6 conversion facility and the supply of sulphuric acid to the Inkai operation.
At Port Hope, Cameco suspended UF6 production in late November 2008 due to a contract dispute with its sole supplier of hydrofluoric acid. For more information refer to the section titled “Our Fuel Services Business — Volumes — Sales, Production, Purchases — Production Volume — Conversion Services” in this MD&A.
At the Inkai project, during the third quarter of 2007 a fire at one acid plant in Kazakhstan and a delay in the startup of a new plant limited the availability of sulphuric acid required for mining. For more information refer to the section titled “Uranium Projects — Inkai” in this MD&A.
Cameco is examining its entire supply chain, looking to diversify or add inventory where we are vulnerable.

Hedging Counterparties
Cameco employs the use of derivative financial and commodity instruments to reduce exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. The purpose of hedging transactions is to modify Cameco’s exposure to one or more risks by creating an offset between changes in the fair value of, or the cash inflows attributable to, the hedged item and the hedging item.
Counterparty risk on hedging arrangements is managed by dealing with highly-rated counterparties with reasonable exposure limits. At December 31, 2008, all counter-parties to foreign exchange hedging contracts had a Standard and Poor's credit rating of A or better. As Cameco is in a mark-to-market loss position on its foreign exchange contracts, there is likely no counterparty default risk on Cameco’s hedging arrangements at this time.
If the Canadian dollar decreases significantly against the US dollar and a counterparty defaults under its contract there is an increased risk of financial loss to Cameco. For more information on our hedging activities, see the section titled “Foreign Exchange” in this MD&A.
Aboriginal Title and Consultation Issues
First Nations and Métis title claims, as well as related consultation issues, may affect the ability of Cameco to pursue exploration, development and mining at its Saskatchewan uranium producing properties (McArthur River and Rabbit Lake) and developmental property (Cigar Lake), as well as milling ore at Key Lake. Cameco has received formal demands from the English River First Nation (ERFN) and the Métis Nation of Saskatchewan to be consulted and accommodated with respect to development on aboriginal traditional lands, which is an expectation of all aboriginal groups in northern Saskatchewan. It is generally accepted that pursuant to historical treaties, First Nation bands in northern Saskatchewan ceded title to most of the lands in northern Saskatchewan in exchange for various treaty lands including Reserve land.
In addition, the ERFN has selected claims for Treaty Land Entitlement (TLE) designation that include the surface lands covering the Millennium uranium deposit. The Saskatchewan government recently rejected this selection (December 2008). However, the ERFN has challenged that rejection in the courts. Similarly, the Peter Ballantyne Cree Nation has selected lands under the TLE process that cover portions of the mineral claims held by the Dawn Lake joint venture. The TLE process does not affect the rights of our mining joint ventures. However, it may have an impact on the surface rights and benefits ultimately negotiated as part of the development of our two uranium deposits. Cameco, as operator of both affected joint ventures, is investigating the potential implications of the TLE land issue.
Managing these issues is an integral part of exploration, development and mining in Canada, and Cameco is committed to managing these issues effectively. However, in view of the legal and factual uncertainties, no assurance can be given that these issues will not impact our operations and future development activities.
Market Risks
Product Prices
As a significant producer and supplier of uranium, nuclear fuel processing, gold and electricity, Cameco bears significant exposure to changes in prices for these products. A substantial downturn in prices will negatively affect the company’s net earnings and operating cash flows.

Prices for our products are volatile and are influenced by numerous factors beyond the company’s control, such as supply and demand fundamentals, geopolitical events and, in the case of electricity prices, weather.
Uranium
Uranium spot prices have mostly been less than $20 (US) per pound U3O8 (constant dollars) since the company was formed in 1988. Beginning mid-2003, the uranium price increased rapidly, primarily as a result of market participants recognizing that secondary supplies would contribute less to future supply than anticipated. In the last few years, the spot price has been more volatile. The following graph shows the month-end uranium spot prices since 1988 in current (i.e. non-inflation adjusted) dollars.
Uranium Spot Price 1988-2008
(Industry Average Price — Ux & TradeTech)
Deliveries under new contracts typically do not begin for, on average, two to four years after the contract is signed. As a result, many of the contracts in our current portfolio have limited sensitivity to spot price changes in the near term. For information on Cameco’s sensitivity to spot prices, see “Uranium Price Sensitivity (2009)” and Uranium Price Sensitivity (2009 to 2013)” in this MD&A.
Our contracting objective is to secure a solid base of earnings and cash flow to allow us to maintain our core asset base and pursue growth opportunities over the long term. For more information on uranium contracting, see “Uranium Strategies” in this MD&A.

Fuel Services
The majority of our fuel services sales are at fixed prices with inflation escalators. For more information on fuel services contracting, see “Fuel Services Price Sensitivity Analysis” in this MD&A.
Bruce Power
Similarly, BPLP reduces price volatility by committing sales under fixed-price contracts. For more information on Bruce Power’s contracting, see “Electricity Price Sensitivity Analysis” in this MD&A.
In addition, the BPLP restructuring agreement provides for a floor price that was $47.45 per MWh in 2008 (escalated by inflation) for the electricity sold into the spot market. In 2009, the estimated floor price is $48.38 per MWh. The floor price extends to 2019. The floor price has a true-up mechanism, which is settled on a monthly basis with a contingent support payment. The aggregate of contingent support payments is tracked, as any payments received are subject to a recapture payment dependent on the annual spot price. BPLP would have to pay back the difference between the market and floor price, up to a value not exceeding the current contingent support payment balance. If a repayment is made, this amount is then subtracted from the contingent support payment balance.
Gold
Centerra is totally exposed to the fluctuations in the spot market for gold. Centerra currently plans to leave its gold production unhedged due to the strong industry fundamentals, which it expects to continue to put upward pressure on price.
For more information refer to the section titled “Gold Price Sensitivity Analysis” in this MD&A.
Foreign Exchange Risk
The relationship between the Canadian and US dollars affects financial results of the uranium business as well as the fuel services business. For a discussion of Cameco’s currency hedging program, see information under the heading “Foreign Exchange” in this MD&A.
Political Risks
Overview
Cameco has ownership interests in mining operations and development projects in the Republic of Kazakhstan, the Kyrgyz Republic and Mongolia. All three countries are developing countries and have experienced varying degrees of political and economic difficulties in recent years. Potential risks could develop from actions by governmental authorities or internal unrest or political instability. This could result in an adverse impact on Cameco’s future cash flows, earnings, and financial condition.
Kyrgyz Republic
Cameco owns about 53% of Centerra. Kyrgyzaltyn, a Kyrgyz joint stock company whose shares are 100% owned by the Government of the Kyrgyz Republic, owns about 16% of Centerra. The president of Kyrgyzaltyn is currently a member of Centerra’s board of directors. Kyrgyzaltyn has agreed to maintain ownership of at least 5% of the outstanding Centerra common shares as long as the Kyrgyz government continues to control Kyrgyzaltyn.

Discussions continue with the Kyrgyz government working group responsible for the negotiations in order to resolve outstanding issues regarding the Kumtor project. If the outstanding issues cannot be resolved, the risks to Cameco’s investment in Centerra may increase significantly.
For more information refer to the section titled “2008 Gold Business Results — Kyrgyz Republic” in this MD&A.
Mongolia
On June 29, 2008, Mongolia held a parliamentary election. A coalition government was formed and, as a result of government restructuring a new ministry of mining was established.
Centerra has resumed negotiations with respect to an investment agreement for the Gatsuurt project. In December 2008, the parliament enacted a change to the windfall profits tax affecting gold sales. A new threshold price in excess of $850 per ounce was enacted, up from $500 per ounce.
Kazakhstan
We formed a strategic alliance through a joint venture with Kazatomprom, a state-owned entity of the Kazakhstan government. Cameco has agreed to provide funding of up to $300 million (US) to the Joint Venture Inkai for project development. We have also invested at least $4 million (US) over the last several years on sustainable development activities. To date, the Kazakhstan government has supported the project. In the event of a dispute arising at Inkai with our partner Kazatomprom, the dispute will be submitted to international arbitration. The provision for settlement of disputes with the government under the Resource Use Contract pursuant to international arbitration is threatened by the proposed draft Subsoil Law which directs disputes to Kazakh courts.
The political risk in Kazakhstan is increasing. In 2007, amendments to the Subsoil Law allow the government to reopen subsoil use agreements in certain circumstances. At the end of 2008, the Kazakh Parliament adopted a new tax code and is currently considering a new Subsoil Law, both of which either challenge or abolish the tax stabilization regime contained in contracts previously signed with the Kazakh government. The Kazakh government has requested that Inkai agree to amend its Resource Use Contract to adopt the new tax code. In addition, the Kazakh government has rejected Inkai’s request that the 2009 production targets contemplated by its Resource Use Contract be reduced. Due to lack of sulphuric acid and other operational challenges, Inkai does not believe it will be able to achieve the 2009 production target currently required under the contract. Inkai is in discussions with the government to resolve this and other matters relating to its Resource Use Contract and changes to the tax code and the proposed new Subsoil Law, which we believe we will be able to do. If we are unable to satisfactorily resolve these matters, the risks to Cameco’s investment in Kazakhstan may increase significantly.

Cameco and Centerra practise the principles of sustainable development — to be a leader in business ethics, workplace safety, environmental protection and community economic development. As a result, we believe our commitment to sustainable development will further enhance our goal of becoming a partner of choice for governments and state-owned enterprises where we operate.
Cameco and Centerra have entered into agreements with the governments of these countries in an effort to mitigate the political risk. In addition, Cameco and Centerra have made an assessment of the political risk associated with their foreign investments and have purchased political risk insurance to partially mitigate losses. There can be no assurance that these agreements will prove to be enforceable or provide adequate protection.
Losses due to political risk could be material to Cameco’s future cash flows, earnings, results of operations and financial condition.
Restructuring of Ontario’s Electricity Industry
Through Cameco’s investment in BPLP, we are exposed to various business risks associated with the generation and marketing of electricity. In Ontario, political risk results from uncertainty over the future direction of government energy policies. BPLP sells electricity into the wholesale spot market and the contract market.
There is a risk that the Ontario government could regulate the wholesale market in the future. This would limit the upside potential for BPLP’s revenue. Given the shortage of generating capacity in Ontario, the need to attract new investment and recent market structure changes made by the government, we believe the risk that the wholesale market will be regulated is low, but the government continues to have an influence on the market in part through: (1) ministerial directives to the Ontario Power Authority (OPA) for procurement of generation, (2) entering into long-term supply agreements with developers via the OPA and (3) its interest as an owner of OPG in the future of coal and nuclear generation.
Operational Risks
Overview
Cameco’s businesses are subject to a number of operational risks and hazards, which, if one or more of them occur, could impact us significantly. These risks and hazards include environmental pollution, accidents or spills; industrial accidents; social or political activism, including blockades; regulatory changes; non-compliance with laws; fire; natural phenomena, including underground floods, cave-ins and pitwall failures; encountering unusual or unexpected geological conditions; adverse ground conditions, and technological failure of mining methods.
We contract for the transport of our uranium and uranium products to refining, conversion, fuel manufacturing, enrichment facilities and nuclear facilities in North America and Europe, as well as processing facilities in Kazakhstan, which exposes the company to transportation risks. In addition, we are exposed to transportation risks related to the transport of chemicals used in our processing facilities. The potential risk is damage to the environment from a transportation incident, which results in a spill of product. We may be held liable as owner of the product. This could damage our reputation, which could make it more difficult to ship our products.

Although we maintain insurance to cover some of these risks and hazards in amounts we believe to be reasonable, this insurance may not provide adequate coverage in all circumstances.
Engineering and Technical
Water Inflow
Due to the unique geological conditions of the deposits at McArthur River, Cigar Lake and Rabbit Lake, some technical challenges exist, including the potential inflow of water into a mine.
In April 2003, a rockfall that resulted in a water inflow into the McArthur River mine suspended mining for nearly three months and was a major setback to development of new mining zones as revised mining plans were subsequently prepared and improved controls were put in place to access the zone where the inflow occurred. Similar difficulties could result in lower uranium production levels.
Starting in 2006, three water inflows have occurred at Cigar Lake. In October 2006, a rockfall causing a water inflow at Cigar Lake flooded the underground development. The company is currently in the process of mine remediation. For more information, see the section titled “Uranium Projects — Cigar Lake” under “Uranium Business” in this MD&A.
Cameco has operational controls in place that are intended to reduce risk of water inflow, including detailed procedural training for employees, equipment inspections and testing, ground control inspections by our site engineers, and a program of rock mechanics reviews. In addition, there is a renewed focus on safety culture.
Notwithstanding these operational controls, inflows do occur. The controls aim to reduce the likelihood of a large uncontrolled inflow and to improve the contingency preparation to deal with an inflow if it occurs. Examples of smaller inflows that were successfully managed include a November 2007 inflow at Rabbit Lake and a November 2008 inflow at McArthur River. Both of these inflows were in the range of 100 cubic metres per hour (m3/hr), an order of magnitude less than the McArthur River 2003 and Cigar Lake 2006 mine inflows and were quickly managed through site contingency plans. The source of the Rabbit Lake inflow was fully plugged early in 2008. At McArthur River, the 2008 inflow area was quickly secured and work is ongoing in the early part of 2009 to fully grout the inflow area.
In 2008, Cameco increased pumping capacity at the McArthur River mine to 1,650 m3/hr from the previous level of 1,500 m3/hr. We have the ability to treat between 750 and 800 m3/hr through our regular water treatment plant. In addition, we have another 750 m3/hr contingency water treatment capacity available which requires regulatory approval to use. Beyond that, we have water storage capability of 50,000 m3 in a surface pond, which could provide several weeks storage for any inflows in excess of hourly treatment capacity.
Current discharge rates are limited by the SMOE with the approval to release up to 360 m3/hr during the period of April 15 to June 15 to allow passage of spawning fish through the downstream Read Creek culvert and up to 833 m3/hr for the remainder of the year.

We are working on obtaining regulatory clarity for contingency water treatment and release in the event of a large water inflow.
At McArthur River, in 2009, we plan to:
•	upgrade the Read Creek culvert to allow fish passage during high flow conditions;

•	apply to SMOE for removal of the 360 m3/hr flow restriction; and,

•	submit an application to CNSC and SMOE for formal approval of the McArthur Contingency Water Management Plan that would allow Cameco to operate the contingency water treatment plant and discharge at rates up to 1,500 m3/hr during mine inflow conditions.
The Cigar Lake project has pumping capacity of 1,000 m3/hr. We plan to increase the pumping capacity to 2,300 m3/hr after the mine has been dewatered and secured. We will continue to examine the pumping capacity and adjust as required. Currently, we have the ability to treat and release 550 m3/hr and have an additional 74,000 m3 of storage capacity at surface. We are early in the process of applying for regulatory approval to increase treatment and release limits to handle future potential inflows. Cameco has proposed using an approach that establishes expected and upper bound limits for potential inflows. Today, the system is modelled to be in the order of 3,000 m3/hr.
Jet Boring Mining Method at Cigar Lake
At Cigar Lake, the major technical factors influencing the mining method selection include ground stability, control of groundwater, radiation exposure, and ore handling and storage. Various studies on ground conditioning and non-entry mining methods were conducted. A test mine program, which ran three campaigns, resulted in the selection and validation of the jet boring mining method.
The overall test mine program was considered successful with all initial objectives fulfilled. However, as the jet boring mining method is new to the uranium mining industry, the potential for technical challenges exists. We are confident we will be able to solve the challenges that may arise during the initial rampup period, but failure to do so would have a significant impact on Cameco. We could experience a delay in production startup, which would result in the delay of sales and revenue. Costs would likely rise as we examined solutions to deal with the technical challenges. Given that we cannot foresee what these problems and solutions might be, we cannot predict the costs at this time.
Transition to New Mining Areas at McArthur River
We are currently mining in zone 2 (panels 1, 2, and 3) at the McArthur River mine and have mined exclusively in these areas since production commenced at McArthur River in 1999. In 2009, we expect to transition production to panel 5 of zone 2 and plan to bring lower zone 4 into operation in 2010. All production from these zones will continue to come from our mining method of raiseboring. For more information on this transition, see the section under “Uranium Business” titled “Uranium — Capability to Deliver Results — Transition to New Mining Areas” in this MD&A.

Failure to successfully transition to new zones could delay production and could result in a loss of sales.
Boxhole Boring Mining Method at McArthur River
Work also progressed on the planning of a boxhole boring mining method, which we anticipate using for production from upper zone 4 beginning in 2013. Boxhole boring is used to excavate an orebody where there is limited or no access from above. The machine is set up on the lower level, and a raise is bored upward into the orebody. The ore and rock are carried by gravity down the hole and are deflected away from the machine. Boxhole boring is a vertical development technique used at a few mines in the world; however, it would be a first in uranium mining and as a production method. We have some experience with boxhole boring as we have previously conducted trials and tested the boxhole method at Rabbit Lake and Cigar Lake.
Technical challenges associated with this mining method include raise stability in the new mining areas, controlling raise deviation, material handling, ore containment and control of radiation exposure. Accordingly, we have scheduled a long lead time for implementation to ensure the technical challenges are understood and risks mitigated. Until Cameco has fully developed and tested the boxhole boring method at McArthur River, there is uncertainty in the estimated productivity. A dedicated “Mining Methods Development” team has been assembled at McArthur River to develop the boxhole method and capital equipment, including a boxhole raise drill that was ordered late in 2006. Design of specialized components was completed in 2007, along with mine planning of the test area.
Presently we are actively drilling the pilot hole for the first test hole in waste and we are nearing completion of the freeze drilling for the test raises in ore planned for 2010. We have confidence we will be able to successfully implement this mining method at McArthur River. Failure to do so would delay production from this zone and could result in a loss of sales.
Kumtor Highwall Ground Movement
The highwall ground movement at the Kumtor mine in July of 2002 resulted in a temporary suspension of mining operations and a significant shortfall in gold production. Since that event, additional ground movements in 2004, 2006 and 2007 have been detected in various areas of the mine. Some of these ground movements have impacted production in the years in which they occurred.
There can be no assurance that there will not be any further ground movements. A ground movement could result in a significant interruption of operations. The consequences of a ground movement will depend upon the magnitude, location and timing of any such movement. If mining operations are interrupted or Centerra experiences a loss of reserves or a material increase in costs, this could have a material adverse impact on Cameco.
Reclamation and Decommissioning
The company plans for the closure, reclamation and decommissioning of its operating sites. Decommissioning and reclamation costs may increase over time due to increasingly stringent regulatory requirements and labour market conditions.

Periodically, Cameco re-estimates its total decommissioning and reclamation costs, based on current operations to date, for its operating assets. At the end of 2008, the total estimate was $556 million, which is the undiscounted value of the obligation. Most of these expenditures are typically incurred at the end of the useful lives of the operations to which they relate and, therefore, only a small percentage of total estimated decommissioning and reclamation costs are expected to be incurred over the next five years.
At the end of 2008, Cameco’s accounting provision for future reclamation costs totalled $353 million, which represents the present value of the $556 million mentioned above. At the end of 2007, the accounting provision for reclamation costs was $285 million. The provision increased by $68 million in 2008 due to higher estimates for decommissioning of the US ISR minesites and accretion expense. The revised estimates for these operations were approximately double prior amounts, which were based on studies completed about five years earlier. The increase is largely due to higher expected costs for labour and equipment. See note 10 in the financial statements.
Cameco typically provides letters of credit (LC) to provide financial assurances, where required, for decommissioning and reclamation costs. Cameco’s LCs issued in support of reclamation liabilities totalled $429 million at the end of 2008 (2007 — $300 million). Since 2001, all Cameco’s North American operations have had in place LCs providing financial assurance, which are aligned with preliminary plans for site-wide decommissioning. Beginning in 1996, the company has conducted regulatory-required reviews of its decommissioning plans for all Canadian sites. These periodic reviews are done on a five-year basis, or at the time of an amendment to or renewal of an operating licence.
In addition, Cameco owns or operates certain facilities where historic soil and groundwater conditions are the subject of ongoing investigation and/or remediation and planning. For example, Cameco is addressing issues related to historic soil and groundwater contamination at the Port Hope conversion facility, the Blind River refinery, the Welcome waste site, the Port Granby waste site, the Rabbit Lake mine and milling complex and at its fuel manufacturing facility. While the management of these issues is ongoing and in some cases subject to agreements limiting the company’s financial commitment, the ultimate costs of future investigation or remediation at these sites or with respect to other sites that it owns or operates affected by historic contamination are uncertain and may be material.
Safety, Health, Environment and Quality
Cameco is subject to the normal worker health, safety and environmental risks associated with all mining and chemical processing. In addition, our workforce faces other risks associated with radiation related to uranium mining and milling, and fuel services operations.
Over the last few years, Cameco has been implementing a quality system that incorporates our environmental management and health and safety management systems. Most of Cameco’s uranium facilities are ISO 14001 certified or in the process of developing the program and obtaining certification.
Monitoring and reporting programs for environmental, health and safety performance in all our operations are in place to ensure environmental and regulatory standards are met. For 2008, we invested about $137 million for environmental monitoring, protection and assessment programs; and $24 million for safety and health programs. The increased expenditures year-over-year are due primarily to an upgrade in the reverse osmosis plant and additional costs for bulk neutralization at Key Lake, the addition of a mill clarifier at Rabbit Lake, the remediation project at the Port Hope UF6 conversion facility, and the inclusion of Cigar Lake expenditures.
Inspections, assessments and audits are also designed to provide reasonable assurances of our performance to management. Contingency plans are in place for a timely response to an environmental event.

The occurrence of any one or more of the safety, health, environmental and quality risks may have a material impact upon Cameco.
Electricity Business
The capacity factor is directly related to the operating performance of BPLP’s generating assets. The capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale. BPLP’s anticipated contribution to Cameco’s financial results in a given year could be significantly impacted if the aggregate capacity factor is less than expected due to planned outages extending significantly beyond their scheduled periods or if there are unplanned outages for an extended period of time. The impact of a lower capacity factor is reduced electricity sales and revenue.
Reduced generation capacity may cause electricity prices to rise, which can partially offset the loss in sales volume.
BPLP manages this risk through preventive maintenance to improve overall equipment reliability, by adopting more efficient operational processes and by improving employee performance at all levels. In 2009, BPLP plans to invest $119 million in sustaining capital.
Controls and Procedures
As of December 31, 2008, we evaluated our disclosure controls and procedures as defined in the rules of the US Securities and Exchange Commission and the Canadian Securities Administrators. This evaluation was carried out under the supervision and participation of management, including the president and chief executive officer and the chief financial officer. Based on that evaluation, the president and chief executive officer and chief financial officer concluded that as of such date Cameco’s disclosure controls and procedures were effective to provide a reasonable level of assurance that the information Cameco is required to disclose in reports it files or submits under applicable securities laws is recorded, processed, summarized and reported within the time periods specified by applicable securities laws. No significant changes were made in our internal control over financial reporting during the year ended December 31, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Critical Accounting Estimates
Cameco prepares its financial statements in accordance with Canadian GAAP. In doing so, management is required to make various estimates and judgments in determining the reported amounts of assets and liabilities, revenues and expenses for each year presented, and in the disclosure of commitments and contingencies. Management bases its estimates and judgments on its own experience, guidelines established by the Canadian Institute of Mining, Metallurgy and Petroleum and various other factors believed to be reasonable under the circumstances. Management believes the following critical accounting estimates reflect its more significant judgments used in the preparation of the financial statements.
Depreciation and depletion on property, plant and equipment is primarily calculated using the unit of production method. This method allocates the cost of an asset to each period based on current period production as a portion of total lifetime production or a portion of estimated recoverable ore reserves. Estimates of lifetime production and amounts of recoverable reserves are subject to judgment and significant change over time. If actual mineral reserves prove to be significantly different than the estimates, there could be a material impact on the amounts of depreciation and depletion charged to earnings.
Significant decommissioning and reclamation activities are often not undertaken until substantial completion of the useful lives of the productive assets. Regulatory requirements and alternatives with respect to these activities are subject to change over time. A significant change to either the estimated costs or recoverable reserves may result in a material change in the amount charged to earnings.
Cameco assesses the carrying values of property, plant and equipment, and goodwill annually or more frequently if warranted by a change in circumstances. If it is determined that carrying values of assets or goodwill cannot be recovered, the unrecoverable amounts are written off against current earnings. Recoverability is dependent upon assumptions and judgments regarding future prices, costs of production, sustaining capital requirements and economically recoverable ore reserves. A material change in assumptions may significantly impact the potential impairment of these assets.
Cameco uses derivative financial and commodity instruments to reduce exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. As long as these instruments are effective, they have the effect of offsetting future changes in these underlying rates and prices. Future earnings may be adversely impacted should these instruments become ineffective.
Cameco operates in a number of tax jurisdictions and is, therefore, required to estimate its income taxes in each of these tax jurisdictions in preparing its financial statements. In calculating the income taxes, consideration is given to factors such as tax rates in the different jurisdictions, non-deductible expenses, valuation allowances, changes in tax laws and management’s expectations of future results. Cameco estimates future income taxes based on temporary differences between the income and losses reported in its financial statements and its taxable income and losses as determined under the applicable tax laws. The tax effect of these temporary differences is recorded as future tax assets or liabilities in the financial statements. The calculation of income taxes requires the use of judgment and estimates. If these judgments and estimates prove to be inaccurate, future earnings may be materially impacted.
New Accounting Pronouncements
Goodwill and Intangible Assets
Effective January 1, 2009, Cameco adopted the new Canadian standard, Handbook Section 3064, Goodwill and Intangible Assets, which replaces Handbook Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The standard introduces guidance for the recognition, measurement and disclosure of goodwill and intangible assets, including internally generated intangible assets. The standard harmonizes Canadian standards with International Financial Reporting Standards and applies to annual and interim financial statements for fiscal years beginning on or after October 1, 2008. Cameco is assessing the impact of the new standard on its consolidated financial statements.

International Financial Reporting Standards (IFRS)
The Accounting Standards Board has announced that Canadian publicly accountable enterprises will be required to adopt IFRS effective January 1, 2011. Although IFRS employs a conceptual framework that is similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosure. Cameco has undertaken a project to assess the potential impacts of the transition to IFRS and has established a project team led by finance management to plan for and achieve a smooth transition to IFRS. The project team has developed a detailed project plan to ensure compliance with the new standards. Regular progress reports on the status of Cameco’s IFRS implementation project are provided to senior management and to the audit committee of the board. A major public accounting firm has been engaged to provide technical accounting advice and project management guidance in the conversion to IFRS.
Cameco’s implementation project consists of three principal phases:
Phase 1: Preliminary Study and Diagnostic — This phase included performing a high-level impact assessment to identify key areas that may be impacted by the adoption of IFRS. This analysis resulted in the prioritization of areas to be evaluated in the next phase of the project plan. The information obtained from the assessment was also used to develop a detailed plan for convergence and implementation. During phase 1, an analysis was also performed to assess whether information technology systems used to collect and report financial data required modification in order to meet new reporting requirements under IFRS.
Phase 2: Detailed Component Evaluation — In this phase, further evaluation of the financial statement areas impacted by IFRS will be completed. This will involve a more detailed, systematic gap analysis of accounting and disclosure differences between Canadian GAAP and IFRS. This detailed assessment will facilitate final decisions around accounting policies and overall conversion strategy. This phase also involves specification of changes required to existing business processes.
Phase 3: Embedding — This phase includes execution of changes to business processes impacted by Cameco’s transition to IFRS and formal approval of recommended accounting policy changes. Also included in this phase is the delivery of necessary IFRS training to Cameco’s audit committee of the board, board of directors and staff. This phase will culminate with the collection of financial information necessary to compile IFRS compliant financial statements and audit committee approval of IFRS financial statements commencing in 2011.
Cameco completed the preliminary study and diagnostic phase in June 2008 and is now in the detailed component evaluation phase. Cameco’s analysis of the areas that may be impacted by the adoption of IFRS has identified a number of differences. Cameco is currently assessing the impact of the adoption of IFRS on our results of operations, financial position and financial statement disclosures. In addition, Cameco continues to assess the impact of the conversion on internal controls over financial reporting and disclosure controls and procedures. Cameco has and will continue to invest in training and resources throughout the transition period.

Noncontrolling Interests in Consolidated Financial Statements
Effective January 1, 2009, Cameco adopted the new Canadian standard, Handbook Section 1602, Noncontrolling Interests in Consolidated Financial Statements. This section specifies that noncontrolling interests be treated as a separate component of equity, not as a liability or other item outside of equity. Section 1602 is effective for periods beginning on or after January 1, 2011 and will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. Cameco does not expect the adoption of this standard will have a material impact on its consolidated financial statements.
Consolidated Financial Statements
Effective January 1, 2009, Cameco adopted the new Canadian standard, Handbook Section 1601, Consolidated Financial Statements, which replaces the existing standard. This section establishes the standards for preparing consolidated financial statements and is effective for periods beginning on or after January 1, 2011. Cameco does not expect the adoption of this standard will have a material impact on its consolidated financial statements.
Business Combinations
Effective January 1, 2009, Cameco will adopt the new Canadian standard, Handbook Section 1582, Business Combinations. This section specifies a number of changes including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure noncontrolling interests at fair value and a requirement to recognize acquisition-related costs as expenses. Section 1582 applies prospectively to business combinations occurring on or after January 1, 2011.
Use of Non-GAAP Financial Measures
Adjusted net earnings, a non-GAAP measure, should be considered as supplemental in nature and not a substitute for related financial information prepared in accordance with GAAP. Consolidated net earnings are adjusted in order to provide a more meaningful basis for period-to-period comparisons of the financial results. The following table outlines the adjustment to net earnings. See note 3 to the financial statements.

Adjusted Net Earnings

	Three months ended		Year ended
	December 31		December 31
($ millions)	2008	2007	2008	2007
Net earnings (per GAAP)	$31	$61	$450	$416

Adjustments (after tax)
Restructuring of the gold business	10	28	(20)	153

Stock option expense (recovery)	2	(12)	(31)	65

Unrealized losses (gains) on financial instruments	130	1	166	(37)

Writedown of investments	6	—	26	—

Change in income tax rates	—	(25)	—	(25)

Adjusted net earnings	$179	$53	$589	$572

QUALIFIED PERSONS
The technical and scientific information discussed in this MD&A was prepared by or under the supervision of the following individuals, who are qualified persons for the purposes of National Instrument 43-101, with respect to the following material properties:
•	McArthur River/Key Lake:
•	Alain G. Mainville*, director, mineral resources management, Cameco.

•	David Bronkhorst, general manager, McArthur River, Cameco.

•	Chuck Edwards, director, metallurgy, AMEC.

•	Greg Murdock, technical superintendent, McArthur River, Cameco.

•	Les Yesnik, general manager, Key Lake, Cameco.
•	Cigar Lake:
•	Alain G. Mainville*, director, mineral resources management, Cameco.

•	Scott Bishop, chief mine engineer, Cigar Lake, Cameco.

•	Chuck Edwards, director, metallurgy, AMEC.

•	Doug McIlveen, chief geologist, Cigar Lake project, Cameco.

•	Grant J.H. Goddard, general manager, Cigar Lake, Cameco.
•	Kumtor:
•	Ian Atkinson, vice-president, Exploration, Centerra.

*	As director, mineral resources management at Cameco, Mr. Mainville oversees and coordinates the work performed by Cameco qualified persons on the estimation of mineral reserves and resources and reports to management and Cameco’s reserve oversight committee of the board on matters relating thereto.
CAUTION REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS
Statements contained in this MD&A which are not current statements or historical facts are “forward-looking information” (as defined under Canadian securities laws) and “forward-looking statements” (as defined in the U.S. Securities Exchange Act of 1934, as amended) which may be material and that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. Sentences and phrases containing words such as “believe”, “estimate”, “anticipate”, “plan”, “predict”, “goals”, “targets”, “projects”, “may”, “hope”, “can”, “will”, “shall”, “should”, “expect”, “intend”, “is designed to”, “continues”, “with the intent”, “potential”, “strategy” and the negative of these words, or variations of them, or comparable terminology that does not relate strictly to current or historical facts, are all indicative of forward-looking information and statements. Examples of forward-looking information and statements include, but are not limited to: our expectations regarding future worldwide uranium supply and demand; our expectations regarding long-term uranium contracting levels in 2009; the volume of uranium production in 2009 at our various operations; our ability to achieve full sustainable annual production at our McArthur River and Key Lake operations and the timeframe for doing so; the expected date for completion of sealing the 2008 water inflow at Cigar Lake; our estimates regarding future annual production levels at Inkai; our uranium production outlook for 2009 through 2013; our 2009 outlook for uranium, including the calculation of tiered royalties, uranium price sensitivity for 2009 and the price sensitivity table for 2009 through 2013 and related discussion; the target date for resuming UF6 production at Port Hope; the 2009 fuel services outlook; the BPLP outlook for 2009; the gold outlook for 2009; and our consolidated outlook for 2009.
There are material risks that could cause actual results to differ materially from the forward-looking information and statements contained in this MD&A. Factors that could cause such differences include, without limitation: the impact of the sales volume of fuel fabrication services, uranium, conversion services, electricity generated and gold; volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold; competition; the financial results and operations of BPLP and Centerra Gold Inc.; the impact of change in foreign currency exchange rates (such as Canadian/US rates), interest rates and costs of reagent supplies critical to production; imprecision in production, decommissioning, reclamation, reserve and tax estimates; litigation or arbitration proceedings (including as the result of disputes with government (including tax authorities), suppliers, customers or joint venture partners) and the adverse outcome of such proceedings; inability to enforce legal rights; defects in title; environmental, safety and regulatory risks including increased regulatory burdens and long-term waste disposal (such as the risk of uranium and production-associated chemicals affecting the soil at the Port Hope UF6 conversion plant and other operating sites); unexpected or challenging geological or hydrological or mining conditions (including at the McArthur River, Cigar Lake, Rabbit Lake and Kumtor deposits); adverse mining conditions; political risks, including nationalization risks, arising from operating in certain developing countries (including the Kyrgyz Republic, Kazakhstan and Mongolia); terrorism; sabotage; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including tax and trade laws and policies (including new legislation in Kazakhstan allowing the government to renegotiate previously signed agreement and a new tax code); demand for nuclear power; replacement of production (including through placing Inkai and Cigar Lake into production and transitioning to new mining areas at McArthur River); the risk of uranium and conversion service providers failure to fulfill delivery commitments or to require material amendments to agreements relating thereto (including the Russian HEU Agreement); failure to obtain or maintain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pitwall failure (including further highwall ground movement at the Kumtor mine) and cave-ins; ability to maintain and further improve positive labour relations; strikes or lockouts; operating performance, disruption in the operation of, and life of the company’s and customers’ facilities; availability of reagents, equipment, operating parts and supplies critical to production (including the availability of acid at the company’s operations in Kazakhstan and hydrofluoric acid at the company’s Port Hope operation); decrease in electrical production due to planned outages extending beyond their scheduled periods or unplanned outages; success and timely completion of planned development and remediation projects (including the remediation of and return to pre-flood construction and development at Cigar Lake);the risk of a significant decline in general economic conditions; failure of our radiation protection plans and other development and operating risks. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These factors are not intended to represent a complete list of the material risk factors that could affect Cameco. Additional risk factors are noted elsewhere in this MD&A and in Cameco’s current annual information form.
Forward-looking information and statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: the absence of material adverse changes in the ability of Cameco’s business units to supply product and services, other than as disclosed; there being no disruption of supply from third party sources; there being no significant changes in current estimates for sales volume, purchases and prices for uranium, conversion services, electricity in Ontario, and gold; the expected spot prices and realized prices for uranium (including an assumed uranium spot price of $47.00 (US) per pound, which was the UxC spot price as of February 9, 2009, for the purposes of certain uranium price sensitivity information); the assumptions discussed under the heading “Uranium Price Sensitivity (2009 to 2013)”; the average gold spot price; Cameco’s effective tax rate; there being no significant adverse change in foreign currency exchange rates, interest rates and the cost of supplies critical to production; there being no significant changes in production, decommissioning, reclamation and reserve estimates; the HEU supplier’s compliance with its delivery commitments; there being no significant changes in Cameco’s ability to comply with current environmental, safety and other regulatory requirements, and the absence of any material increase in regulatory compliance requirements; Cameco’s ability to obtain regulatory approvals in a timely manner; the success and timely completion of our Cigar Lake dewatering and remediation efforts without further disruptions; the status of geological, hydrological and other conditions at Cameco’s and Centerra’s mines, including the accuracy of our expectations regarding the condition of existing underground workings; the absence of any material adverse effects arising as a result of political instability, nationalization, terrorism, sabotage, natural disasters, adverse changes in government legislation, regulations or policies, litigation or arbitration proceedings or tax reassessments; continuing positive labour relations, and that no significant strikes or lockouts will occur; and the success and timely completion of planned development and remediation projects and the replacement of production; and that general economic conditions do not deteriorate beyond currently anticipated levels. Forward-looking information and statements are also based upon the assumption that none of the identified material risks that could cause actual results to differ materially from the forward-looking information and statements will occur.
The forward-looking information and statements included in this MD&A represent Cameco’s views as of the date of this MD&A and should not be relied upon as representing Cameco’s views as of any subsequent date. While Cameco anticipates that subsequent events and developments may cause its views to change, Cameco specifically disclaims any intention or obligation to update forward-looking information and statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws. Forward-looking information and statements contained in this MD&A about prospective results of operations, financial position or cash flows that are based upon assumptions about future economic conditions and courses of action is presented for the purpose of assisting Cameco’s shareholders in understanding management’s current views regarding those future outcomes, and may not be appropriate for other purposes.
There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could vary, or differ materially, from those anticipated in them. Accordingly, readers of this MD&A should not place undue reliance on forward-looking information and statements. Forward-looking information and statements for time periods subsequent to 2009 involve greater risks and require longer-term assumptions and estimates than those for 2009, and are consequently subject to greater uncertainty. Therefore, the reader is especially cautioned not to place undue reliance on such long-term forward-looking information and statements.
ADDITIONAL INFORMATION
Additional information related to the company, including Cameco’s annual information form, is available at sedar.com and cameco.com.